Filed Pursuant to Rule 424(b)(3)
Registration No. 333-119610

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2004

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 20, 2004)

4,775,000 Shares

Audible, Inc.

Common Stock
$             per share

     We are selling 1,500,000 shares of our common stock and the selling stockholders named in this prospectus supplement are selling 3,275,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We and the selling stockholders have granted the underwriters an option to purchase up to 716,250 additional shares of common stock to cover over-allotments.

     Our common stock is quoted on the Nasdaq Small Cap Market under the symbol “ADBL.” The last reported sale price of our common stock on the Nasdaq Small Cap Market on November 3, 2004 was $22.20 per share.

    Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Audible, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

     The underwriters expect to deliver the shares to purchasers on or about                , 2004.

Sole Book-Runner
Citigroup

ThinkEquity Partners LLC
Adams Harkness
America’s Growth Capital
Kaufman Bros., L.P.
Merriman Curhan Ford & Co.

                                   , 2004

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference are accurate as of any date other than their respective dates.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

     We provide information to you about this offering of shares of our common stock in two separate documents. The accompanying prospectus provides general information about us, some of which may not apply to this offering. This prospectus supplement describes the specific details regarding this offering. Generally, when we refer to the “prospectus” we are referring to both documents combined. Additional information is incorporated by reference in this prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

     You should rely only upon the information contained or incorporated by reference in this prospectus supplement. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

     The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and our common stock offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

     Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Audible,” “we,” “us,” “our,” or similar references mean Audible, Inc.

     “Audible Entertainment®,” “Audible Entertainment Network®,” “Audible Hear, There, and Everywhere®,” “Audible®,” “www.audible.com®,” “AudibleManager®,” “AudibleReady®,” “AudibleMobilePlayer®,” “AudibleListener®,” “Internet Theatre®,” “Click.Hear®,” and “AudiblePlayer®” are some of our trademarks. Any other trademarks, trade names or service marks of any other company appearing in this prospectus supplement belongs to its holder.

SUMMARY

     You should read this summary together with the entire prospectus supplement and prospectus, including the more detailed information in our financial statements and accompanying notes included elsewhere in this prospectus supplement or incorporated by reference in the prospectus.

Audible, Inc.

     We are the leading provider of digitally delivered spoken word audio on the Web. We specialize in the spoken word, selling membership-based spoken audio content, such as audio versions of books, newspapers, and magazines, original productions, and public radio subscriptions. Consumers shop, purchase, and download audio content from www.audible.com directly to personal computers for listening in a variety of ways. Most of our customers download audio to their PCs and Macs and then transfer the audio to MP3 players, personal digital assistants, or PDAs, or to “smart” wireless telephones for mobile listening. Others transfer, or “burn,” the content to audio CDs for playback on CD players. Others simply listen at their computers or though a digital home entertainment network. Audible.com is also the Apple iTunes Music Store’s exclusive provider of spoken word products for downloading via the Web and Amazon.com’s pre-eminent provider of spoken word content for digital distribution.

     We offer customers the opportunity to join AudibleListener, a monthly membership service. For a fixed monthly fee, AudibleListener customers may download a specific number of titles of their choice from our Website. Customers may also purchase individual titles, as well as subscribe to one of our 42 daily, weekly, or monthly subscription products. Customers can select from more than 55,000 hours of audio content, much of which is available in digital audio format only at www.audible.com. The selection of audio in our store ranges from more than 6,500 best-selling and classic audiobooks, to abridged audio editions of national periodicals such asThe Wall Street Journal, Forbes,andScientific American.Language instruction, personal development, stand-up comedy, children’s audio, and historic speeches and readings, along with fiction, business, mystery, and romance are among the 145 categories of listening available to our customers.

     At audible.com, new customers who commit to twelve months of the AudibleListener service may receive a free MP3 player. We provide an MP3 player to new customers as an incentive to join the AudibleListener program. Several manufacturers, including Apple Computer, Creative Labs, palmOne, Hewlett-Packard, Kenwood, PhatNoise, Rio Audio, Samsung, and Toshiba support and promote the enjoyment of our audio on all or some of their MP3 players, PDAs or cellular telephones. Manufacturers support us by including our AudibleReady software on their devices and may also include audio samples on the device, as well as insert marketing brochures in the device box. Our manufacturing partners may also provide point-of-purchase sales support, after-market promotions, and Web-based and e-mail customer outreach. We work with original equipment manufacturers of mobile audio devices, original design manufacturers, and integrated circuit vendor partners to simply and rapidly adopt Audible’s technology for use in manufactured devices.

     Since launching the service in 1997, over 420,000 customers in 120 countries have purchased content at audible.com, and thousands more have purchased our content at the Apple iTunes music store. We acquire new customers through a variety of marketing methods, including e-mail, targeted Web advertising, paid search, word-of-mouth, marketing partnerships with device manufacturers and retailers and targeted radio advertising. Beyond leveraging our first-to-market technology in the English language, we have recently announced a joint venture that is scheduled to launch a German language version of the Audible service in 2004. We have also entered into a license and service agreement to support the launch of a French language version of the Audible service.

     The market for the Audible service results from the increasing usage of the Internet, the growth of hand-held electronic devices that have digital audio capabilities, and the increasing number of hours commuters spend in traffic when they cannot read or look at a computer screen. In contrast to traditional radio broadcasts or satellite radio, the Audible service offers customers access to content of their choice and the ability to listen to what they want, when and where they want - whether commuting, exercising, relaxing, or sitting at their personal computers. Unlike traditional and online bookstores, which are subject to physical inventory constraints and shipping delays, we provide a selection that is readily available in a digital format that can be quickly delivered over the Internet directly to our customers.

     We provide new sources of revenue for publishers, writers and producers of books, newspapers, magazines, newsletters, radio shows, professional journals and business information. We add the utility of audio information, entertainment and education to a broad array of manufactured devices primarily designed to play music or provide organizational or telephone applications. In addition, our service provides companies that distribute or promote our service with a wide selection of digital audio content to offer to their customers.

Our Strategy

     Our objective is to enhance our position as the leading provider of subscription based, Internet-delivered, premium spoken word audio content. Key elements of our strategy to achieve this goal include:

Increase Brand Awareness

     We seek to make “Audible” a more recognizable brand. We continue to use the AudibleReady brand to signify that a player is enabled to play back Audible content. We are continuing to enhance brand awareness of the Audible service and increase visitors to our Website by expanding our marketing efforts through online initiatives as well as co-marketing agreements. Online initiatives include a wide range of promotional vehicles that we use to communicate with existing customers as well as prospective customers. We also have a well-developed “customer-get-customer” program. Our co-marketing agreements and business relationships with some of our content partners, cable television operators, CD burning software providers, retail partners, the Apple iTunes Music Store, Amazon.com and AudibleReady player manufacturers are key elements of our plans to make potential customers aware of, and to encourage them to use our service. We continue to seek to enter into agreements with content providers as well as owners of Internet portals and e-commerce sites to promote the Audible service to Internet users.

Expand Content Collection

     We plan to acquire more digital distribution rights to audio versions of books, newspapers, radio broadcasts, magazines, journals, newsletters, conferences, performances, comedy, lectures, speeches, as well as other educational and original programming. With selected content providers, we plan to create additional timely digital audio editions of newspapers, periodicals and other content not otherwise available to consumers in audio format. We intend to continue to differentiate our service by expanding our collection of exclusive, original and topic-specific content, building a collection unconstrained by traditional physical inventory concerns.

Enable Additional Electronic Devices, Wireless Phones And Systems To Be AudibleReady

     We intend to continue to work with the manufacturers of hand-held electronic devices to support and promote the playback of Audible content on their players. We also seek to make future generations of AudibleReady audio players that use the MP3 audio format, a digital compression format that is currently used primarily for music playback. AudibleReady technology is compliant with leading operating systems. We are seeking to expand further the AudibleReady program within a variety of mobile players, such as wireless phones, other hand-held computing devices as they become audio-enabled, automobile-based media jukeboxes, personal computers and in-home digital entertainment systems. We continue to offer a packaged software library to partners who wish to add Audible support to their desktop end-user audio management application.

Continue To Improve The Customer Experience

     We intend to make the Audible service increasingly easy for customers to use and personalize. We intend to take advantage of the flexibility of our online distribution system to offer various pricing, membership, and subscription models designed to maximize customer satisfaction and to generate recurring revenue. We continue to enhance audible.com to make it easier for customers to find specific selections and to actively suggest selections that might be of interest to them based on their prior purchasing patterns. We also are enhancing our AudibleManager software to make it simpler for customers to manage their personal audio content selections and automate downloads and transfers of content to mobile players. We provide customer service via telephone, online chat and e-mail.

Recent Developments

On November 2, 2004, we announced our unaudited preliminary financial results for the three and nine month periods ended September 30, 2004. In that announcement we also described the following recent developments in our business:

  In August 2004, we formed a joint venture with Bertelsmann’s Verlagsgruppe Random House GmbH and holtzbrinck networXs AG to serve Germany and German speakers worldwide through the forthcoming launch of Audible.de, a German language version of the Audible service. The entity through which this joint venture is conducted, Audible GmbH, is a related party to Audible.

  In September 2004, we entered into a license and services agreement with Bertelsmann’s France Loisirs to serve France and French speakers worldwide through the forthcoming launch of Audible.fr, a French language version of the Audible service. The entity formed to conduct this business, Audio Direct S.A.S., is a related party to Audible.

  On October 25, 2004, we announced the extension of our technology and co-marketing program with Sprint PCS. Two additional Sprint PCS Vision Smart Devices, including the Sprint PCS i600 Smartphone, are AudibleReady and will be shipped with full Audible marketing materials, including in-device audio promotions.

     Set forth below is our unaudited preliminary financial information as of September 30, 2004 and for the three and nine-month periods ended September 30, 2004.

AUDIBLE INC.
STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2004	2003	2004	2003

	(unaudited)		(unaudited)
Revenue, net:
Consumer content	$9,110,575	$4,789,921	$23,724,075	$12,882,505
Point of sale rebates	(101,640)	–	(285,645)	–
Services	17,791	20,337	47,794	78,918

Net content and services	9,026,726	4,810,258	23,486,224	12,961,423
Hardware	186,408	136,198	530,874	488,522
Related party revenue	65,762	–	65,762	–
Other	–	16,126	32,257	48,378

Total revenue, net	9,278,896	4, 962,582	24,115,117	13,498,323

Operating expenses:
Cost of content and services revenue:
Royalties and other content charges	2,838,098	1,331,162	7,492,866	3,434,745
Discount certificate rebates	434,170	–	778,505	–

Total cost of content and services revenue	3,272,268	1,331,162	8,271,371	3,434,745
Cost of hardware revenue	747,734	444,544	1,879,337	1,505,356
Operations	1,318,442	960,695	3,658,374	2,847,021
Technology and development	1,271,737	1,198,418	3,807,839	3,638,851
Marketing	1,180,929	1,038,313	3,332,926	3,596,592
General and administrative	959,518	867,025	2,367,233	2,074,113

Total operating expenses	8,750,628	5,840,157	23,317,080	17,096,678

Income (loss) from operations	528,268	(877,575)	798,037	(3,598,355)
Other income, (expense):
Interest income	23,467	5,171	83,122	15,183
Interest expense	(10,069)	–	(26,347)	–

Total other income, net	13,398	5,171	56,775	15,183

Income (loss) before taxes	541,666	(872,404)	854,812	(3,583,172)
Income taxes	(57,782)	–	(76,571)	–

Net income (loss)	483,884	(872,404)	778,241	(3,583,172)
Dividends on convertible preferred stock	–	(454,197)	(614,116)	(1,194,828)
Preferred stock discount	–	(1,444,444)	–	(1,444,444)

Charges related to conversion of
convertible preferred stock	–	–	(9,873,394)	–

Total preferred stock expense	–	(1,898,641)	(10,487,510)	(2,639,272)

Net income (loss) applicable to
common shareholders	$483,884	$(2,771,045)	$(9,709,269)	$(6,222,444)

Basic net income (loss)
per common share	$0.02	$(0.27)	$ (0.48)	$(0.60)

Weighted average basic
common shares outstanding	21,270,416	10,341,019	20,394,380	10,335,469

Diluted net income (loss)
per common share	$0.02	$(0.27)	$ (0.48)	$(0.60)

Weighted average diluted
shares outstanding	23,678,669	10,341,019	20,394,380	10,335,469

AUDIBLE INC.
CONDENSED BALANCE SHEETS

	As of September 30, 2004	As of December 31, 2003

	(unaudited)
Current Assets
Cash and cash equivalents	$11,447,683	$9,074,987
Accounts receivable, net of allowance	530,230	245,641
Accounts receivable from related parties	65,762	–
Royalty advances	28,500	72,338
Prepaid expenses and other current assets	638,424	596,720
Inventory	150,838	99,936

Total current assets	12,861,437	10,089,622

Property and equipment, net	963,950	272,851
Other assets	20,805	418,524

Total assets	$13,846,192	$10,780,997

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$713,989	$526,359
Accrued expenses and compensation	3,567,463	2,809,860
Royalty obligations	261,500	408,000
Capital lease obligations	274,864	–
Deferred revenue and advances	1,186,249	873,520

Total current liabilities	6,004,065	4,617,739
Deferred cash compensation	–	58,750
Stockholders' Equity
Convertible preferred stock: Series A	–	13,027,375
Convertible preferred stock: Series B	–	1,137,500
Common stock	215,110	150,155
Additional paid-in capital	139,288,050	110,507,841
Deferred compensation and services	(169,086)	(239,425)
Notes due from stockholders for
common stock	–	(58,750)
Treasury stock at cost	(184,740)	(184,740)
Accumulated deficit	(131,307,207)	(118,235,448)

Total Stockholders' Equity	7,842,127	6,104,508

Total Liabilities and Stockholders' Equity	$13,846,192	$10,780,997

     The financial information presented above as of September 30, 2004 and for the three and nine month periods ended September 30, 2004 and 2003, is preliminary and unaudited. The unaudited financial information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of such information. The results of operations for the three and nine month periods ended September 30, 2004, are not necessarily indicative of the results to be expected for the entire fiscal year.

Our Corporate Profile

     We were incorporated in Delaware in November 1995. Our principal executive offices are located at 65 Willowbrook Boulevard, Wayne, New Jersey 07470, and our telephone number is (973) 837-2700. Our Website is accessible at www.audible.com. Information on our Website does not constitute part of this prospectus.

     Additional information regarding us is contained in the documents incorporated by reference in the prospectus to which this prospectus supplement relates. See “Where You Can Find More Information” and “Incorporation of Documents by Reference” in the prospectus.

The Offering

Common Stock offered by Audible, Inc.	1,500,000 Shares
Common Stock offered by the selling stockholders	3,275,000 Shares
Total	4,775,000 Shares
Common Stock to be outstanding after the offering	22,906,200 Shares
Use of Proceeds	With respect to the shares offered by
Audible, Inc., the proceeds will be used by
us for general corporate purposes and poten-
tial acquisitions. Audible will not receive
any proceeds from the sale of the shares
offered by the selling stockholders.
Nasdaq Small Cap Market Symbol	ADBL

     The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of November 1, 2004. It excludes, as of November 1, 2004, 3,181,545 shares of our common stock subject to options outstanding under our stock incentive plans with a weighted average exercise price of $5.97 per share.

Unless otherwise indicated, all information contained in this prospectus supplement:

  assumes no exercise of the underwriters’ option to purchase up to 466,250 additional shares from Audible, and other than the audited financial statements included in this prospectus supplement, gives effect to a one for three reverse stock split of our common stock effected on June 17, 2004.

RISK FACTORS

     Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed below and under the caption “Risk Factors” in the prospectus to which this prospectus supplement relates, together with all of the other information contained in this prospectus supplement or appearing or incorporated by reference in the prospectus.

Risks Related to Our Business

We have limited revenue, we have a history of losses, we may not be profitable in the future, and we may need additional financing which may not be available to us.

     We had total revenue of approximately $9,071,000, $12,370,000, and $19,324,000 in 2001, 2002, and 2003, respectively. This limited revenue makes it difficult to predict our future quarterly results, and our revenue and operating results can vary significantly quarter to quarter. We had operating expenses of approximately $36,633,000, $29,956,000, and $23,160,000 in 2001, 2002, and 2003, respectively, resulting in net losses applicable to common stockholders of approximately $27,718,000, $18,553,000, and $10,661,000, in 2001, 2002, and 2003, respectively. As of June 30, 2004, we had an accumulated deficit of approximately $131,791,000. Because most of our expenses, such as employee compensation and rent, are relatively fixed in the short term, we may be unable to significantly adjust our spending to compensate for unexpected revenue shortfalls. If our expenses exceed our revenues and cash resources, we will need to seek additional external financing. However, we cannot assure you that financing will be available to us when needed, if at all. If we are unable to obtain satisfactory financing, we may be forced to significantly restructure our business model.

We have recently concluded that there are significant deficiencies in our internal controls. If we fail to timely remedy these significant deficiencies, we may be unable to accurately report our financial results, detect fraud or comply with the requirements of Section 404 of the Sarbanes-Oxley Act and the trading price of our stock may suffer.

     Beginning with our annual report for the year ending December 31, 2004, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, our independent registered public accounting firm will issue reports on management’s assessment of our internal control over financial reporting and their evaluation of the operating effectiveness of our internal control over financial reporting.

     Recently, in preparing for compliance with Section 404, we identified several significant deficiencies in our internal controls and are evaluating the aggregate impact of these deficiencies on our internal control over financial reporting. These significant deficiencies indicated that there was more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential would not be prevented or detected. These deficiencies include inadequate segregation of duties in the financial area, inadequate review and approval of journal entries in the financial statement preparation process, inadequate verification of spreadsheets used in the financial statement preparation process, an inadequate vacation accrual recordkeeping system and a need for additional technical accounting and public company reporting resources in our finance department. Although we are in the process of implementing new controls to remediate these deficiencies, we cannot assure you that any of the measures we implement will effectively mitigate or remediate such deficiencies. Moreover, we or our independent registered public accounting firm may identify additional deficiencies, significant deficiencies or material weaknesses in our internal controls.

     Achieving compliance with Section 404 within the prescribed period, and remedying the significant deficiencies we have identified and any deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify, will require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy these deficiencies will effectively mitigate or remediate such deficiencies. In addition, we cannot assure you that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that we will be able to complete any work required for our management to be able to conclude that our internal control over financial reporting is operating effectively.

     If we fail to timely remedy these deficiencies, we may be unable to accurately report our financial results, detect fraud or comply with the requirements of Section 404. As a result, investors could lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock. In addition, we can give no assurance that our independent registered public accounting firm will agree with our management's assessment or conclude that our internal control over financial reporting is operating effectively.

If we do not retain a significant portion of our AudibleListener subscription-based customers, our revenue will be affected adversely.

     Our subscription-based AudibleListener membership service is a major source of our revenue. If a significant number of our AudibleListener customers cancel their memberships and we do not replace them with new customers, our revenue will suffer. The amount we spend on marketing to acquire new customers reflects assumptions about how many customers we can acquire and how long they will remain customers. If our actual experience falls short of our assumptions, our results of operations will be materially and adversely affected.

The market for our service is uncertain and consumers may not be willing to use the Internet to purchase spoken audio content, which could harm our business.

     Downloading audio content from the Internet is a relatively new method of distribution and its growth and market acceptance is highly uncertain. Our success will depend in large part on more widespread consumer willingness to purchase and download spoken audio content over the Internet. Purchasing this content over the Internet involves changing purchasing habits, and if consumers are not willing to purchase and download this content over the Internet, our revenue will be limited, and our business will be materially and adversely affected. We believe that acceptance of this method of distribution may be subject to network capacity constraints, hardware limitations, company computer security policies, the ability to change user habits, and the quality of the audio content delivered.

We derive an increasing portion of our revenue from sales of Audible content at the Apple iTunes Music store.

     Sales of Audible content at the Apple iTunes Music store have been increasing as a percentage of our total revenues over the last several quarters. A significant disruption of this source of revenue or our overall relationship with Apple could materially and adversely affect our revenue.

We may not be able to license or produce sufficiently compelling audio content to attract and retain customers and grow our revenue.

     If we are unable to obtain licenses from the creators and publishers of content to have that content available on our Website on terms acceptable to us, or if a significant number of content providers terminate their agreements with us, we would have less content available for our customers, which would limit our revenue and materially and adversely affect our financial performance. Our future success depends upon our ability to accumulate and deliver premium spoken audio content over the Internet. The majority of our content originates from producers of audiobooks, radio broadcasts, and other forms of spoken audio content. Our agreements with content providers have limited terms of one to five years, and our content providers may choose not to renew their agreements with us or may terminate their agreements early if we do not fulfill our contractual obligations. We cannot be certain that our content providers will enter into new agreements with us on the same or similar terms as those currently in effect, or that additional content providers will enter into agreements on terms that we find acceptable.

Manufacturers of electronic devices may not manufacture, make available, or sell a sufficient number of products suitable for our service, which would limit our revenue growth.

     If manufacturers of electronic devices do not manufacture, make available, or sell a sufficient number of electronic devices suitable for playing our content, which we refer to as “AudibleReady,” or if these players do not achieve sufficient market acceptance, we will not be able to sell our content, and our business will be materially and adversely affected. We compete with others for relationships with manufacturers of electronic devices with audio playback capabilities. Manufacturers of electronic devices have experienced delays in their delivery schedule of their digital players due to parts shortages and other factors. Although the content we sell can be played on personal computers, we believe that a key to our future success is the ability to playback this content on hand-held electronic devices that have digital audio capabilities. We depend in large measure on manufacturers, such as Apple Computer, Creative Labs, palmOne, Hewlett-Packard, Rio Audio, and Samsung to develop and sell products and promote them as AudibleReady.

We must establish, maintain, and strengthen our brand names, trademarks, and service marks in order to acquire customers and generate revenue, or our business will be harmed.

     If we fail to promote and maintain our brand names, our business, operating results, and financial condition could be materially and adversely affected. We believe that building awareness of the “Audible,” “Audible.com,” “AudibleComedy,” “Audible Hear There and Everywhere,” “AudibleListener,” “AudibleManager,” “AudibleOriginals,” “AudibleReady,” and “Click.Hear” brand names is critical to achieving widespread acceptance of our service by customers, content providers, device manufacturers, and the marketing and distribution companies with which we have business relationships. To promote our brands, we will need to increase our marketing expenditures. We have applied for registration in the United States of several of our trademark and service marks. We cannot assure you that these trademarks and service marks will be granted. If they are not granted the value of these marks could be undermined, such as through their unauthorized use by others.

Increasing availability of digital audio technologies may increase competition and reduce our market share and our ability to achieve sustained profitability.

     If we do not continue to enhance our service and adapt to new technology, we will not be able to compete with new and existing distributors of spoken audio. As a result, we may lose market share and our business would be materially and adversely affected. The market for premium spoken audio is rapidly evolving and intensely competitive. We expect competition to intensify as advances in and standardization of digital audio distribution, download, security, management, and playback technologies reduce the cost of starting a digital audio delivery system or a service that gathers audio content. To remain competitive, we must continue to license or develop technology internally that will enhance the features of the Audible service, our software that manages the downloading and playback of audio content, our ability to compress audio files for downloading and storage, and our security and playback technologies. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share and may require us to increase our expenditures - any of which could materially and adversely affect our financial performance.

Our industry is highly competitive and we cannot assure you that we will be able to compete effectively, which would harm our business.

     We face competition in all aspects of our business and we cannot assure you that we will be able to compete effectively. We compete for consumers of audio content with other Internet-based audio distributors and distributors of audio on cassette tape or compact disc. The business of providing content over the Internet is experiencing rapid growth and is characterized by rapid technological changes, changes in consumer habits and preferences, and the emergence of new and established companies. We compete with (1) traditional and online retail stores, catalogs, clubs, and libraries that sell, rent, or loan audiobooks on cassette tape or compact disc, such as Audio Book Club, Borders, Barnes & Noble, and Recorded Books, (2) Websites that offer streaming access to spoken audio content using tools such as the RealPlayer or Windows Media Player, (3) other companies offering services similar to ours, such as Media Bay or AudioFeast, and (4) online and Internet portal companies such as America Online, Inc., Yahoo! Inc., and Microsoft Network, which have the potential to offer audio content. Many of these companies have financial, technological, promotional, and other resources that are much greater than those available to us and could use or adapt their current technology, or could purchase technology, to provide a service directly competitive with the Audible service.

Capacity constraints and failures, delays, or overloads could interrupt our service and reduce the attractiveness of our service to existing or potential customers.

     Any capacity constraints or sustained failure or delay in using our Website could reduce the attractiveness of the Audible service to consumers, which would materially and adversely affect our financial performance. Our success depends on our ability to electronically, efficiently, and with few interruptions or delays distribute spoken audio content through our Website to our customers and potential customers. Accordingly, the perform-

ance, reliability, and availability of our Website, our transaction processing systems and our network infrastructure are critical to our operating results. We have experienced periodic systems interruptions including planned system maintenance, hardware and software failures triggered by high traffic levels, and network failure in the Internet and our Internet service providers. We believe the complexities of our software and hardware and the potential instability of the Internet due to rapid user growth mean that periodic interruptions to our service are likely to continue. A significant increase in visitors to our Website or simultaneous download requests could strain the capacity of our Website, software, hardware, and telecommunications systems, which could lead to slower response times or system failures. These interruptions may make it difficult to download audio content from our Website in a timely manner and jeopardize existing and prospective customer relationships.

We do not have a comprehensive disaster recovery plan and we have limited back-up systems, and a disaster could severely damage our operations and could result in loss of customers.

     If our computer systems are damaged or interrupted by a disaster for an extended period of time, our business, results of operations, and financial condition would be materially and adversely affected. We do not have a comprehensive disaster recovery plan in effect and do not have fully redundant systems for the Audible service at an alternate site. Our operations depend upon our ability to maintain and protect our computer systems - all of which are located in our headquarters and at a third party offsite hosting facility. Although we maintain insurance against general business interruptions, we cannot assure you that the amount of coverage will be adequate to compensate us for our losses.

We could be liable for substantial damages if there is unauthorized duplication of the content we sell, which would adversely affect our business.

     We believe that we are able to license premium audio content in part because our service has been designed to reduce the risk of unauthorized duplication and playback of audio files. If these security measures fail, our content may be vulnerable to unauthorized duplication. If others duplicate the content we provide without authorization, content providers and originators may terminate their agreements with us and hold us liable for substantial damages. Although we maintain general liability insurance, including insurance for errors or omissions, we cannot assure you that the amount of coverage will be adequate to compensate us for these losses. Security breaches might also discourage other content providers and originators from entering into agreements with us. We may be required to expend substantial money and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

Problems associated with the Internet could discourage use of Internet-based services like ours and adversely affect our business.

     If the Internet fails to develop or develops more slowly than we expect as a commercial medium, our business may also grow more slowly than we anticipate or fail to grow. Our success will depend in large part on increasing use of the Internet. There are critical issues concerning the commercial use of the Internet which we expect to affect the development of the market for the Audible service, including:

  Secure transmission of customer credit card numbers and other confidential information.

  Reliability and availability of Internet service providers.

  Cost of access to the Internet.

  Availability of sufficient network capacity.

  Ability to download audio content consistent with computer security measures employed by businesses.

The loss of key employees could jeopardize our growth prospects.

     The loss of the services of any of our executive officers or other key employees could materially and adversely affect our business. Our future success depends on the continued service and performance of our senior management and other key personnel, particularly Donald R. Katz, our Chairman and CEO.

Our inability to hire new employees may hurt our growth prospects.

     The failure to hire new personnel could damage our ability to grow and expand our business. Our future success depends on our ability to attract, hire, and retain highly skilled technical, managerial, editorial, marketing, and customer service personnel, and competition for these individuals is intense.

We may not be able to protect our intellectual property, which could jeopardize our competitive position.

     If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. The steps we have taken may be inadequate to protect our technology and other intellectual property. Our competitors may learn or discover our trade secrets or may independently develop technologies that are substantially equivalent or superior to ours. We rely on a combination of patents, licenses, confidentiality agreements, and other contracts to establish and protect our technology and other intellectual property rights. We also rely on unpatented trade secrets and know-how to maintain our competitive position. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and the diversion of our management and technical resources, which would harm our business.

Other companies may claim that we infringe their copyrights or patents, which could subject us to substantial damages.

     If we are found to have violated the proprietary rights of others, we may be required to redesign our software, re-encode our content, or seek to obtain licenses from others to continue offering our service without substantial redesign and such efforts may not be successful. We do not conduct comprehensive patent searches to determine whether our technology infringes patents held by others. In addition, software development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed with regard to similar technologies. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. A party making a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering the Audible service. Any of these events could have a material adverse effect on our business, operating results, and financial condition.

We could be sued for content that we distribute over the Internet, which could subject us to substantial damages.

     A lawsuit based on the content we distribute could be expensive and damaging to our business. Our service involves delivering spoken audio content to our customers. As a distributor and publisher of content over the Internet, we may be liable for copyright, trademark infringement, unlawful duplication, negligence, defamation, indecency, and other claims based on the nature and content of the materials that we publish or distribute to customers. Our general liability insurance may not cover claims of these types or may not be adequate to protect us from the full amount of the liability. If we are found liable in excess of the amount of our insurance coverage, we could be liable for substantial damages. Our reputation and business may suffer even if we are not liable for significant financial damages.

Future government regulations may increase our cost of doing business on the Internet, which could adversely affect our cost structure.

     Laws and regulations applicable to the Internet, covering issues such as user privacy, pricing, and copyrights are becoming more prevalent. The adoption or modification of laws or regulations relating to the Internet could force us to modify the Audible service in ways that could adversely affect our business.

We may become subject to sales and other taxes for direct sales over the Internet, which could affect our revenue growth.

     Increased tax burden could make our service too expensive to be competitive. We do not currently collect sales or other similar taxes for download of content into states other than in New Jersey. Nevertheless, one or more local, state, or foreign jurisdictions may require that companies located in other states collect sales taxes when engaging in online commerce in those states. If we open facilities in other states, our sales into such states may be taxable. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our content, the increased cost to our customers could discourage them from purchasing our services, which would materially and adversely affect our business.

Risks Related to Our Common Stock

Our charter and bylaws could discourage an acquisition of our company that would benefit our stockholders.

  Our board of directors, without stockholder approval, may issue preferred stock on terms that they determine. This preferred stock could be issued quickly with terms that delay or prevent the change in control of our company or make removal of management more difficult. Also, the issuance of preferred stock may cause the market price of our common stock to decrease.

  Our board of directors is “staggered” so that only a portion of its members are elected each year.

  Only our board of directors, our chairman of the board, our president or stockholders holding a majority of our stock can call special stockholder meetings.

  Special procedures must be followed in order for stockholders to present proposals at stockholder meetings.

     These provisions could have the effect of delaying, deterring, or preventing a change in the control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, or may otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could materially and adversely affect the market price of our common stock.

Our common stock has been relatively thinly traded and we cannot predict the extent to which a trading market will develop, which may adversely affect our share price.

     Our common stock trades on the Nasdaq Small Cap Market. Our common stock is thinly traded compared to larger, more widely known companies. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future.

Our stock price has been volatile and could decline following this offering, resulting in a substantial loss on your investment.

     Our stock price has been volatile. Since January 1, 2003, the trading price of our stock has ranged from a high of $22.20 on November 3, 2004, to a split-adjusted low of $0.60 on March 3, 2003.

     The price at which our shares trade in the public market after this offering may be lower than the offering price. The price of our common stock may fluctuate in the future in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus supplement and others such as:

  our operating performance and the performance of other similar companies;

  changes in our revenues or earnings estimates or recommendations by securities analysts;

  publication of research reports about us or our industry by securities analysts;

  speculation in the press or investment community;

  terrorist acts; and

  general market conditions, including economic factors unrelated to our performance.

     In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

A substantial number of shares will be eligible for sale in the near future, which could cause our common stock price to decline significantly.

     The market price for our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Of the estimated 22,906,200 shares that will be outstanding following the completion of this offering:

  15,346,963 shares generally will be freely tradable in the public market, including all of the 4,775,000 shares offered under this prospectus,

  approximately 7,433,337 additional shares may be sold after the expiration of the 90-day lock-up agreements entered into by our officers and, directors and the selling stockholders in this offering, subject to compliance with the volume limitations and other restrictions of Rule 144, and

  3,023,212 additional shares will be eligible for issuance pursuant to options presently outstanding under our existing stock option plans, which shares we anticipate will be freely tradable once issued.

     In addition, Citigroup Global Markets Inc., on behalf of the underwriters, may in their sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at an earlier date. Sales of common stock by existing stockholders in the public market, the availability of these shares for sale, or our issuance of securities, could materially and adversely affect the market price of our common stock.

     After this offering, the holders of 7,101,254 shares of common stock and the holders of warrants to purchase 626,109 shares of our common stock will have certain rights with respect to registration of such shares for sale to the public. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock.

If you invest in this offering, you will experience immediate and substantial dilution.

     The public offering price of our common stock is substantially higher than the net tangible book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution of $20.50 per share in the net tangible book value of the common stock, based on an assumed offering price of $22.20 per share. This means that the investors who purchase shares issued by us in this offering:

  will pay a price per share that substantially exceeds the per share value of our assets after subtracting our liabilities; and

  will have contributed 19% of the total amount of our equity funding since inception but will only own 6.5% of the shares outstanding.

     We have offered, and expect to continue to offer, stock options to our employees. As of November 3, 2004, there were 3,181,545 shares of common stock issuable upon exercise of outstanding stock options. To the extent options or warrants we have issued or may issue in the future have exercise prices below the public offering price and such options or warrants are exercised, there will be further dilution to new public investors.

USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the 1,500,000 shares of common stock that we are offering will be approximately $31,385,000, after deducting an underwriting discount and estimated offering expenses, at an assumed offering price of $22.20 per share (the last reported sale price of our common stock on November 3, 2004). If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us will be approximately $41,218,213. We will not receive any proceeds from the sale of shares of common stock by any selling stockholders. We intend to use the net proceeds of any securities sold by us for general corporate purposes and potential acquisitions. We have no current agreements or commitments, and are not engaged in any negotiations with respect to any acquisition.

DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. Our present policy is to retain any earnings to finance the growth and development of the business and, therefore, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

PRICE RANGE OF COMMON STOCK

     Our common stock trades under the symbol “ABDL.” Our common stock traded on the Nasdaq National Market from the time of our initial public offering on July 16, 1999, through August 6, 2002, at which time we moved to the Nasdaq Small Cap Market. On February 18, 2003, our stock began trading on the Over-the-Counter Market (OTCBB). On July 1, 2004, we moved back to the Nasdaq Small Cap Market and on November 3, 2004, we were approved for quotation on the Nasdaq National Market. We expect to return to the Nasdaq National Market in November 2004. Prior to July 16, 1999, there was no established public trading market for any of our securities.

     The following table sets forth, for the periods indicated, the range of high and low closing sales prices for our common stock as reported on the Nasdaq National Market, Nasdaq Small Cap Market or the OTCBB:

	High	Low

Year ended December 31, 2002
First Quarter	$4.44	$2.34
Second Quarter	2.55	0.96
Third Quarter	1.56	0.90
Fourth Quarter	1.65	0.81

Year ended December 31, 2003
First Quarter	$1.05	$0.60
Second Quarter	2.25	0.78
Third Quarter	4.38	1.56
Fourth Quarter	12.66	3.48

Year ending December 31, 2004
First Quarter	$12.42	$8.88
Second Quarter	14.70	10.65
Third Quarter	17.93	10.60
Fourth Quarter (through November 3, 2004)	22.20	15.35

     On November 3, 2004, the last reported sale price of our common stock was $22.20 per share. As of November 1, 2004, we had approximately 187 stockholders of record of our common stock, although there are a significantly larger number of beneficial owners of our common stock.

CAPITALIZATION

     The following table should be read in conjunction with our financial statements and the notes to the financial statements included elsewhere in this prospectus. The following table shows the cash and capitalization of Audible, Inc. as of June 30, 2004. Our capitalization is presented (1) on an actual basis, and (2) on an as adjusted basis to give effect to this offering.

	June 30, 2004

	Actual	As Adjusted

Cash	$10,412,267	$41,797,267

Total debt and capital lease obligations	$424,737	$424,737

Stockholders’ Equity:
Common Stock, $0.01 par value, 40,000,000 shares
authorized; 21,493,458 shares issued actual;
and 22,993,458 shares issued as adjusted	$214,935	$229,935
Additional paid-in capital	139,253,697	170,623,697
Deferred compensation	(183,999)	(183,999)
Treasury stock at cost: 229,741 shares of common stock,
actual and as adjusted	(184,740)	(184,740)

Accumulated deficit	(131,791,091)	(131,791,091)

Total stockholders’ equity	$7,308,802	$38,693,802

DILUTION

     Purchasers of our common stock in this offering will suffer an immediate and substantial dilution in the net tangible book value per share. Dilution is the amount by which the public offering price paid by the purchaser of the shares of our common stock will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding on the date the book value is determined.

     Our historical net tangible book value as of June 30, 2004, was $7,308,802, or $0.34 per share of common stock. After giving effect to the sale by us of the shares of common stock offered hereby, assuming a public offering price of $22.20 per share (the last reported sale price of our common stock on November 3, 2004), after deducting an underwriting discount and estimated offering expenses, our net tangible book value at June 30, 2004, would have been $38,693,802, or $1.70 per share of our common stock. This amount represents an immediate increase in our net tangible book value of $1.36 per share to existing stockholders and an immediate dilution in net tangible book value of $20.50 per share to new investors in this offering. To the extent any outstanding options or warrants are exercised, there will be further dilution to new investors. The following table illustrates this per share dilution:

	Per Share

Assumed public offering price		$22.20
Net tangible book value at June 30, 2004	$.34
Increase in net tangible book value attributable to new investors	1.36

Net tangible book value after this offering		1.70

Dilution to new investors		$20.50

     The following table summarizes, on an as adjusted basis as of June 30, 2004, the total number of shares of our common stock purchased from us, the total consideration paid for these shares, and the average price per share paid by our existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration (a)		Average Price per Share

	Number	Percent	Amount	Percent

Existing Investors	21,263,717	93%	$139,283,892	81%	$6.55
New Investors	1,500,000	7%	$33,300,000	19%	$22.20
Total	22,763,717	100%	$172,583,892	100%

     (a) Includes deemed value of $20,000,000 for the issuance of 1,340,033 shares of common stock in exchange for services.

If the underwriters exercise their over-allotment option in full:

  Our net tangible book value at June 30, 2004 after giving effect to this offering would have been approximately $2.09 per share, representing an immediate increase in net tangible book value of $1.75 per share to existing stockholders and an immediate dilution in net tangible book value of $20.11 per share to new investors.

  The number of shares of common stock held by our existing stockholders will be reduced to approximately 92% of the total number of shares of our common stock to be outstanding after this offering, and will increase the number of shares of our common stock held by the new investors to 1,966,250 shares, or approximately 8% of the total number of shares of our common stock to be outstanding immediately after this offering.

The above information excludes:

  3,181,545 shares of our common stock issuable upon exercise of outstanding stock options.

  1,055,430 shares of our common stock issuable upon exercise outstanding warrants.

SELECTED FINANCIAL DATA

     The following table presents our selected financial data for, and as of the end of, each of the periods indicated. The selected financial data for, and as of the end of, each of the years in the five-year period ended December 31, 2003, are derived from our audited financial statements. The selected financial data for, and as of the end of, the six month periods ended June 30, 2004 and June 30, 2003, are derived from our unaudited financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and operating results for these periods. The selected financial data are not necessarily indicative of the results that should be expected for any future period. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the financial statements and related notes included in this prospectus supplement.

     Certain operating expenses within the following selected financial data for 1999 to 2002 have been reclassified to conform to the presentation for later periods. These reclassifications have no effect on net income or net loss. See Note 2 to our 2003 financial statements for a schedule of the reclassifications made to the 2001 and 2002 operating expenses. The same type of reclassifications have been made to the 1999 and 2000 financial data shown below.

						Six Months Ended
	Twelve Months Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

Statement of operations data:						(unaudited)
Revenue, net:
Content and services:
Consumer content	$364,138	$1,443,554	$5,143,002	$10,939,871	$18,489,821	$8,092,584	$14,429,495
Services	113,537	575,791	883,921	347,816	104,569	58,581	30,003
Bulk content	-	500,000	1,435,048	-	-	-	-

Net content and services	477,675	2,519,345	7,461,971	11,287,687	18,594,390	8,151,165	14,459,498

Hardware	313,627	1,273,117	1,293,533	931,785	665,584	352,324	344,466
Other	951,303	756,518	315,909	150,067	64,504	32,252	32,257

Total revenue, net	1,742,605	4,548,980	9,071,413	12,369,539	19,324,478	8,535,741	14,836,221

Operating expenses:
Cost of content and
services revenue:
Royalties and other content
charges	796,605	3,637,683	4,843,720	4,904,245	5,318,919	2,103,583	4,654,768
Discount certificate
rebates	-	-	-	-	-	-	344,335

Total cost of content and
services revenue	796,605	3,637,683	4,843,720	4,904,245	5,318,919	2,103,583	4,999,103

Cost of hardware revenue	307,395	2,571,994	2,858,495	2,717,542	2,085,254	1,060,812	1,131,603
Operations	2,330,500	4,901,457	4,528,783	3,742,713	3,843,311	1,886,326	2,339,932
Technology and
development	4,030,997	7,161,815	6,353,932	4,997,860	4,784,648	2,440,433	2,536,102
Marketing	6,387,251	16,087,187	14,210,142	11,107,981	4,494,702	2,558,279	2,151,997
General and administrative	2,468,329	4,382,118	3,837,677	2,485,434	2,633,031	1,207,088	1,407,715

Total operating expenses	16,321,077	38,742,254	36,632,749	29,955,775	23,159,865	11,256,521	14,566,452

(Loss) income from operations	(14,578,472)	(34,193,274)	(27,561,336)	(17,586,236)	(3,835,387)	(2,720,780)	269,769

Other income (expense):
Interest income	1,150,231	1,623,640	575,287	85,158	25,451	10,012	59,655
Interest expense	(48,070)	(21,810)	(9,722)	-	-	-	(16,278)

Total other income, net	1,102,161	1,601,830	565,565	85,158	25,451	10,012	43,377

(Loss) income before
income taxes	(13,476,311)	(32,591,444)	(26,995,771)	(17,501,078)	(3,809,936)	(2,710,768)	313,146

Income tax benefit (expense) .	-	316,310	326,898	313,580	250,408	-	(18,789)

Net (loss) income	(13,476,311)	(32,275,134)	(26,668,873)	(17,187,498)	(3,559,528)	(2,710,768)	294,357

Dividends on convertible
preferred stock	-	-	(1,049,516)	(1,365,720)	(5,656,894)	(740,631)	(614,116)
Preferred stock discount	-	-	-	-	(1,444,444)	-	-
Charges related to conversion
of convertible preferred
stock	-	-	-	-	-	-	(9,873,394)

Total preferred stock
charges	-	-	(1,049,516)	(1,365,720)	(7,101,338)	(740,631)	(10,487,510)

Net loss applicable
to common stockholders	$(13,476,311)	$(32,275,134)	$(27,718,389)	$(18,553,218)	$(10,660,866)	$(3,451,399)	$(10,193,153)

Basic and diluted net (loss)
per common share..………	$(2.54)	$(3.63)	$(3.09)	$(1.82)	$(1.01)	$(0.33)	$(0.51)

Basic and diluted weighted
average common shares
outstanding	5,296,842	8,881,196	8,972,504	10,169,405	10,506,704	10,332,648	19,936,969

	As of December 31,					As of June 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)
Balance sheet data:
Cash and cash equivalents	$12,030,392	$14,149,027	$7,627,802	$2,822,080	$9,074,987	$1,586,027	$10,412,267
Short-term investments	24,404,004	1,957,733	—	—	—	—	—
Total assets	39,925,799	20,731,849	10,999,493	4,608,058	10,780,997	3,456,633	13,025,666
Noncurrent liabilities	537,623	713,065	219,830	134,999	58,750	131,250	—
Redeemable convertible
preferred stock	—	—	10,318,902	12,289,976	—	13,027,375	—
Total stockholders' equity
(deficit)	34,578,423	14,593,102	(5,549,488)	(13,326,129)	6,104,508	(15,695,554)	7,308,802

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes thereto, and other financial information included elsewhere in or incorporated by reference in this prospectus supplement and the prospectus to which it relates.

     This discussion contains forward-looking statements and information relating to our company. We generally identify forward-looking statements using words like “believe,” “intend,” “will,” “expect,” “may,” “should,” “plan,” “project,” “contemplate,” “anticipate,” “seek” or similar terminology. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results may differ significantly from the results discussed in these forward-looking statements.

Overview

     Audible is the Internet’s largest, most diverse provider of premium spoken audio services for content download and playback on personal computers, CD or AudibleReady computer based mobile listening devices. Our customers purchase and download their choice of content, and generally listen during their daily commute or while exercising, when “their eyes are busy but their minds are free.” We believe that the Audible service allows our customers to make better use of their time, allowing them to listen to books, newspapers, magazines and time shifted radio programs that, due to their busy lives, they would not have the time to read. Our online store is located at www.audible.com and our single location of operations is in Wayne, New Jersey. Audible.com is also the Apple iTunes Music Store’s exclusive provider of spoken word content for digital distribution.

     Audible has more than 55,000 hours of audio programs and agreements with over 165 content providers that include leading audiobook publishers, broadcasters, entertainers, magazine and newspaper publishers and business information providers. Most of our customers join the AudibleListener program, where for a monthly fee of either $14.95 or $21.95, they may download and listen to a prescribed number of audio titles of their choice. AudibleListeners provide us with their credit card information and are billed monthly in advance for the AudibleListener service. Customers may also purchase individual audio titles from us on an á la carte basis.

     Since launching the service in 1997, over 420,000 customers in 120 countries have purchased content at audible.com. We believe our growth has been driven primarily by our strong collection of content, by the growing trends of downloading and listening to audio on-the-go, and by the growing market for portable digital audio devices that securely play content from Audible.com. We promote the Audible service through co-marketing partnerships with device manufacturer, online promotions, promotions with retailers and our customer-get-customer referral program. For example, customers at Amazon.com and the Apple iTunes music store can purchase and download Audible content of their choice.

     The key drivers of our business include new customer growth, the cost of acquiring a customer, our customer cancellation rate, controlling our costs and sales of Audible content through the Apple iTunes music store. Our new customer growth is a function of developing compelling advertising and promotion programs to encourage people to try the Audible service for the first time, as well as the creation of marketing partnerships that similarly encourage consumers to try our service. One of our growing sources of new AudibleListeners is via our device rebate program. Under this program, AudibleListeners that subscribe to our AudibleListener service for twelve months qualify for a $75 or $100 rebate on certain AudibleReady device purchases. Other sources of new AudibleListeners include our “tell a friend” customer-get-customer program and our marketing efforts directed at converting á la carte purchasers to AudibleListener members. We manage customer acquisition costs by entering primarily into co-marketing deals where we pay for results, rather than advertising impressions. We believe that our customer cancellation rate is minimized by providing our customers with a wide range of high value content, a compelling value proposition and solid customer service.

     We plan to continue to focus on new customer growth, expanding our content selection, improving the Audible service, broadening the range of AudibleReady listening devices, broadening our range of marketing and sales partnerships, providing solid customer service and controlling our costs. Beyond leveraging our first-to-market technology in the English language, as further explained below, we have recently announced a joint ven-

ture that is scheduled to launch a German language version of the Audible service in 2004. We have also entered into a license and service agreement to support the launch of a French language version of the Audible service.

     Revenue from the sale of consumer content has increased in each of the last four quarters. We expect this trend to continue as we expand our customer count.

     Although we have experienced revenue growth in our content sales in recent periods, we cannot assure you that such growth rates are sustainable, and therefore such growth rates should not be considered indicative of future operating results. We cannot assure you that we will be able to continue to increase our revenue, or maintain profitability as we did in the three month period ended September 30, 2004, or if increases in revenue and profitability can be sustained. We believe that period-to-period comparisons of our historical operating results are not meaningful and should not be relied upon as an indication of future performance.

     Our revenue is derived from four main categories: (1) content and services revenue, which includes consumer content and corporate services, (2) hardware revenue, (3) related party revenue, and (4) other revenue.

     Consumer content and services revenue consists of content sales made from our Website and content sold through our agreement with the Apple iTunes Music Store. We recognize revenue from the sale of individual content titles in the period when the content is purchased. We recognize revenue from the sale of content subscriptions pro rata over the term of the subscription period. We recognize revenue from the sale of monthly AudibleListener memberships ratably over the AudibleListener’s monthly membership period. This results in approximately 50% of the AudibleListener membership fees received during each calendar month being deferred and recognized as content revenue in the following month. At the end of each reporting period, approximately 50% of the AudibleListener membership fees received during the last calendar month in the period is deferred as Deferred Revenue. We recognize revenue from the sale of UltimateListener, our prepaid discounted content package, and gift programs upon the earlier of when the content is downloaded or expiration.

     Part of our marketing strategy to acquire new AudibleListeners includes retail promotions in which we pay retailers to offer discounts to consumers on their purchase of AudibleReady devices if they become AudibleListeners for twelve months. We also have retail promotions in which we purchase gift certificates from retailers and give them away to our customers for free when they sign up to be AudibleListeners for at least twelve months. Point of sale rebates, which are discounts given by a third party retailer to a customer on the purchase of a digital audio player at the point of sale of the Audible membership, are recorded as a reduction of revenue in the period the discount is given in accordance with the Emerging Issues Task Force, or EITF, Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The cost of discount certificate rebates, which relate to retailer gift certificates that are given to a customer by Audible at the time the customer purchases the Audible membership, are recorded as a cost of content and services revenue in accordance with EITF 01-9. As a result of this GAAP accounting treatment, these costs, which we consider marketing, are not included in marketing expense but instead are recorded either as a reduction of revenue or as part of cost of content and services revenue as described above. Customer refunds, although not material, are also recorded as a reduction in revenue in the period the refund is paid.

     Corporate service revenue consists of library sales and audio production services. Where applicable, we recognize corporate service revenue as services are performed after the agreement has been finalized, the price is fixed, and collectibility is assured. Collectibility is based on past transaction history and credit-worthiness of the customer.

     Hardware revenue consists of sales of AudibleReady digital audio players sold primarily at a discount or given away when a customer signs up for a one year commitment to our AudibleListener membership. For multiple-element arrangements in which a customer signs up for a one year membership and receives an audio player for free, we recognize revenue using the relative fair value method under EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” whereby each separate unit of accounting is recognized as revenue at its relative fair value, whereby the delivered item (hardware) is limited to the non-contingent consideration. Since all the consideration paid by the customer is contingent upon delivery of our content, no amount is recorded as hardware revenue under these multiple-element arrangements. The free hardware device is a cost that we incur to acquire a customer with a one year commitment to AudibleListener. For players sold separately, we recognize hardware revenue upon shipment of the device, pursuant to a customer order and credit card authorization and include in hardware revenue amounts received for shipping and handling. Cost of hardware revenue, regardless of whether the player is bundled with a membership or sold separately, is recognized upon shipment.

     Related party revenue consists of revenue recognized in connection with our agreements with France Loisirs S.A.S. and Audio Direct S.A.S. which were entered into during the quarter ended September 30, 2004.

     Other revenue consists of revenue from a license for certain technology rights granted to a device manufacturer. We recognize this revenue on a straight-line basis over the term of the agreement.

     We have joint marketing agreements with device manufacturers such as Apple Corp., Creative Labs, Rio Audio, palmOne, and Hewlett-Packard. Under these agreements, the device manufacturer will receive a portion of the content revenue generated over a specified period of time from each new Audible customer referred by them or using their hand-held electronic device. For example, when a purchaser of an Apple iPod accesses audi-ble.com to download content, Apple Corp. receives a percentage of the revenue related to content downloaded by this purchaser. These revenue sharing arrangements typically last one or more years from the date the device user becomes an Audible customer.

     We have entered into co-marketing agreements whereby our marketing partners will receive payments from us. The payments to these marketing partners are generally based upon referring potential customers to the Audible website who then become customers.

     As of February 6, 2004, following the conversion of all of our preferred stock, we no longer have any special preferences or privileges in our capital structure.

     On August 30, 2004, Audible Inc., Verlagsgruppe Random House GmbH, and holtzbrinck networXs AG entered into a joint venture agreement to form Audible GmbH, or Audible Germany. Audible Germany will have the exclusive rights to operate a German language Audible Website. Under the joint venture, Random House and Holtzbrinck were each required to contribute $1,500,000 to provide capital to Audible Germany, in exchange for each receiving a 24.5% interest. We were required to contribute $34,000 in exchange for a 51% interest. We may, but are not obligated to, contribute additional capital to the entity. Any profits distributed by Audible Germany will be distributed to the owners of the entity in accordance with their equity interests. Pursuant to a license agreement, beginning in September 2004, Audible Germany is required to pay us $30,000 per month for thirty months subject to certain conditions. The agreement also requires Audible Germany to pay us a royalty ranging from 0.5% to 3.0% of revenues of Audible Germany, subject to Audible Germany achieving certain operating margins and an annual cap of approximately $2,000,000. Audible Germany is a related party to Audible.

     On September 15, 2004, Audible Inc., France Loisirs S.A.S. and Audio Direct S.A.S., a wholly owned subsidiary of France Loisirs, entered into a 24-month service and license agreement, whereby, France Loisirs intends to launch a French language spoken word audio service through Audio Direct. Under the agreement, we provide intellectual property and substantially all of the technological infrastructure for the operation of the service. In return, France Loisirs is required to pay us a total of $1,000,000 over the term of the agreement. In addition, after France Loisirs has recouped its start-up costs that are in excess of $1 million, it will pay Audible an annual base royalty of 5% of revenue derived from the service, up to $20,000,000 in revenue and thereafter the greater of 3% of revenue or $1,000,000. An additional royalty is payable to us equal to one-half of the distributable pre-tax profits of the business. Audio Direct is a related party to Audible.

     We are working to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 which requires us to report on our management’s assessment of the effectiveness of the our internal control over financial reporting as of the end of the fiscal year with our annual report on Form 10-K. Additionally, our independent registered public accounting firm will issue reports on management’s assessment of our internal control over financial reporting and on the operating effectiveness of our management’s internal control over financial reporting.

     Recently, in preparing for compliance with Section 404, we identified several significant deficiencies in our internal controls and are evaluating the aggregate impact of these deficiencies on our internal control over financial reporting. These significant deficiencies indicated that there was more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential would not be prevented or detected. These deficiencies include inadequate segregation of duties in the financial area, inadequate review and approval of journal entries in the financial statement preparation process, inadequate verification of spreadsheets used in the financial statement preparation process, an inadequate vacation accrual recordkeeping system and a need for additional technical accounting and public company reporting resources in our finance department. Although we are in the process of implementing new controls to remediate these deficiencies, we cannot assure you that any of the measures we implement will effectively mitigate or remediate such deficiencies. Moreover, we or our independent registered public accounting firm may identify additional deficiencies, significant deficiencies or material weaknesses in our internal controls.

     Achieving compliance with Section 404 within the prescribed period, and remedying the significant deficiencies we have identified and any deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify, will require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy these deficiencies will effectively mitigate or remediate such deficiencies. In addition, we cannot assure you that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that we will be able to complete any work required for our management to be able to conclude that our internal control over financial reporting is opperating effectively. We also can give no assurance that our independent registered public accounting firm will agree with our management's assessment or conclude that our internal control over financial reporting is operating effectively.

Results of Operations

     The following table sets forth certain financial data, for the periods indicated, as a percentage of total revenue during 2001, 2002 and 2003.

				Six Months
	Year Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

Revenue, net
Consumer content	56%	88%	97%	95%	98%
Point of sale rebates	–	–	(1)%	–	(1)%
Services	10%	3%	1%	1%	–
Bulk content	16%	–	–	–	–

Net content and services	82%	91%	97%	96%	97%

Hardware	14%	8%	3%	4%	3%
Other	4%	1%	–	–	–

Total revenue, net	100%	100%	100%	100%	100%

Operating expenses
Cost of content and services revenue
Royalties and other content charges	53%	40%	27%	25%	31%
Discount certificate rebates	–	–	–	–	3%

Total cost of content and services revenue	53%	40%	27%	25%	34%

Cost of hardware revenue	32%	22%	11%	12%	8%
Operations	50%	30%	20%	22%	16%
Technology and development	70%	40%	25%	29%	17%
Marketing	157%	90%	23%	30%	14%
General and administrative	42%	20%	14%	14%	9%

Total operating expenses	404%	242%	120%	132%	98%

(Loss) income from operations	(304)%	(142)%	(20)%	(32)%	2%
Total other income, net	6%	1%	1%	-	-

(Loss) income before taxes	(298)%	(141)%	(19)%	(32)%	2%
Income tax benefit	4%	2%	1%	-	-

Net (loss) income	(294)%	(139)%	(18)%	(32)%	2%

Dividends on preferred stock	(12)%	(11)%	(29)%	(8)%	(4)%
Preferred stock discount	-	-	(8)%	-	(66)%

Net loss applicable to common stockholders	(306)%	(150)%	(55)%	(40)%	(68)%

Six Months Ended June 30, 2004 Compared with Six Months Ended June 30, 2003

    Content and Services Revenue

    The following is our content and services revenue for the six months ended June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$14,460,000	$8,152,000	77.4%

     Net content and services revenue consists of AudibleListener membership revenue, revenue from single title sales, library revenue, bulk content revenue and corporate services revenue.

     Net content and services revenue increased for the six months ended June 30, 2004 versus the six months ended June 30, 2003 due to the growth in our customer count, revenue from sales at the Apple iTunes music store, and strong results from single titles sold during our summer sale in June 2004. Our customer count grew from 253,000 as of June 30, 2003 to 379,000 as of June 30, 2004. Our customer count includes all customers that have purchased Audible content at www.audible.com. Our customer count does not include customers that purchased our content at the Apple iTunes Music Store. We believe continuing consumer adoption of digital downloading, increased consumer awareness of the Audible service, customer satisfaction and improved marketing drove this increase in our customer count.

     Hardware Revenue

     The following is our hardware revenue for the six months ended June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$344,000	$352,000	(2.3)%

     Hardware revenue consists of revenue derived primarily from the shipping and handling charge to customers on devices that Audible provides for free to AudibleListeners that commit to a twelve month AudibleListener membership. Also included are separate sales of digital audio players to consumers and libraries.

     Hardware revenues decreased for the 2004 period versus the 2003 period as we gave more digital audio players away for free to customers who commit to a 12-month AudibleListener membership. Under EITF 00-21, with these multiple-element arrangements, we do not recognize revenue for the delivery of hardware because all consideration paid by the customer is contingent upon delivery of the content.

     Other Revenue

     The following is our other revenue for the six months ended June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$32,000	$32,000	—

     Other revenue consists of the straight-line amortization of revenue derived from technology licensing fees and was consistent period to period.

     Cost of Content and Services Revenue

     The following is our cost of content and services revenue for the six months ended June 30, 2004 and 2003:

			As a Percentage of Net
Cost of Content and Services	Six Months Ended June 30,		Content and Services Revenue

	2004	2003	2004	2003

Royalties and other content charges	$4,655,000	$2,104,000	32.2%	25.8%
Discount certificate rebates	344,000	—	2.4%	—

Total cost of content and services revenue	$4,999,000	$2,104,000	34.6%	25.8%

     Cost of content and services revenue consists primarily of royalties paid to publishers, the amortization of publisher royalty advances and equity securities issued in connection with an agreement with Random House Audible, as well as discount certificate rebates.

     Cost of content and services increased as a percentage of content and services revenue for the 2004 period in part due to the addition of $344,000 in discount certificate rebates, the mix of titles sold in the period, as well as the introduction of sales at the Apple iTunes Music Store which began in October 2003.

     Cost of Hardware Revenue

     The following is our cost of hardware revenue for the six months ended June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$1,132,000	$1,061,000	6.7%

     Cost of hardware revenue primarily consists of the cost of digital audio players that are given away or sold to customers.

     The cost of hardware revenue increased for the 2004 period primarily due to additional costs associated with an increase in the number of digital audio players given away to customers who commit to a 12-month AudibleListener membership.

     Operations

     The following is our operations expense for the six months ended June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$2,340,000	$1,886,000	24.1%

     Operations expense consists of payroll and related expenses for content acquisition, editorial, audio conversion and customer service and credit card fees.

     Operation expenses increased for the 2004 period primarily due to $255,000 in higher credit card fees, $166,000 in higher customer service costs, and $73,000 in higher allocated overhead costs, offset in part by lower content acquisition and audio conversion costs. These increases resulted from customer and revenue growth.

     Technology and Development

     The following is our technology and development expense for the six months ended June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$2,536,000	$2,440,000	3.9%

     Technology and development expense consists of payroll and related expenses for information technology, systems and telecommunications infrastructure, as well as technology licensing fees.

     The increase in technology and development expenses for the 2004 period was primarily due to $155,000 in higher bandwidth costs and $126,000 in higher consultant expenses offset in part by a decline in personnel expenses. As our customer count grows and the number of titles downloaded increases, we will need to expand bandwidth in order for our customers to be able to download their content.

     Marketing

     The following is our marketing expense for the six months ending June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$2,152,000	$2,558,000	(15.9)%

     Marketing expense consists of payroll and related expenses for personnel in marketing and business development, as well as advertising expenditures and other promotional activities. Also included are revenue sharing and bounty payments which we make to our marketing partners.

     Marketing expenses were lower for the 2004 period primarily due to the elimination of $535,000 in amortization related to the expiration of our amended agreement with Amazon.com, and a reduction of $221,000 in consultant expenses, offset in part by an increase of $257,000 as a result of our issuance of a warrant pursuant to a services agreement, as well as higher personnel costs.

     General and Administrative

     The following is our general and administrative expense for the six months ended June 30, 2004 and 2003:

Six Months Ended June 30,		Percentage Change

2004	2003	2004 vs. 2003

$1,408,000	$1,208,000	16.6%

     General and administrative expenses consist primarily of payroll and related expenses for executive, finance and administrative personnel. Also included are legal fees, audit fees, public company expenses and other general corporate expenses.

     The increase in expense for the 2004 period was primarily due to $293,000 in increased legal fees related to our international expansion plans, $60,000 in increased professional fees, $50,000 in NASDAQ relisting fees, and $53,000 in increased audit fees, offset in part by the absence of $213,000 in forgiveness of debt expense which occurred in the 2003 period in connection with promissory notes issued for shares of common stock to stockholders, and $45,000 in lower depreciation charges on leasehold improvements as certain leasehold improvements are now fully depreciated.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

     Content and Services Revenue

     The following is our content and services revenue for the last three years:

Year Ended December 31,			Percentage Change

2003	2002	2001	2003 vs. 2002	2002 vs. 2001

$18,594,390	$11,287,687	$7,461,971	64.7%	51.3%

     Content and services revenue has grown primarily due to the growth in our customer base and to a lesser extent price increases. Our customer base includes all customers that have purchased Audible content at www.audible.com. Our customer base has grown from 123,000 at the end of 2001 to 206,000 at the end of 2002 to 311,000 at the end of 2003. We believe the increase in our customer base was driven by continuing consumer adoption of digital downloading, increased consumer awareness of the Audible service, customer satisfaction and improved marketing. In addition, in October 2003, we began to generate content revenue via sales at the Apple iTunes Music Store. Our customer count does not include those customers that purchased our content at the Apple iTunes Music Store.

    Hardware Revenue

    The following is our hardware revenue for the last three years:

Year Ended December 31,			Percentage Change

2003	2002	2001	2003 vs. 2002	2002 vs. 2001

$665,584	$931,875	$1,293,533	(28.6)%	(28.0)%

     Hardware revenue has declined because we have shifted from a strategy of selling discounted devices to giving them away for free to customers who commit to a 12 month AudibleListener membership. Under ETIF 00-21, with these multiple-element arrangements, no revenue is recognized for the delivery of hardware because all consideration paid by the customer is contingent upon delivery of the content.

     Other Revenue

     The following is our other revenue for the last three years:

Year Ended December 31,			Percentage Change

2003	2002	2001	2003 vs. 2002	2002 vs. 2001

$64,504	$150,067	$315,909	(57.0)%	(52.5)%

    The decline from 2001 to 2002 was due to the end of an agreement with Microsoft relating to its distribution of our software platform. Although we are no longer earning revenue from this agreement, AudibleReady software continues to be included in the Microsoft PocketPC operating system. The decline from 2002 to 2003 was due to the wind-down of an agreement with Random House whereby we shared in the profits from Random House Audible titles that were sold in cassette format. We do not expect other revenue to be a significant source of revenue in the future.

    Cost of Content and Services Revenue

    The following is our cost of content and services revenue for the last three years:

			As a Percentage of Net Content
Year Ended December 31,			and Services Revenue

2003	2002	2001	2003	2002	2001

$5,318,919	$4,904,245	$4,843,720	28.6%	43.4%	64.9%

     Cost of content and services revenue as a percentage of content and services revenue has declined during these periods. This decline is due to lower charges related to our May 2000 Random House Audible agreement and a reduction in charges related to net realizable value of advances and guarantees, partially offset by higher royalties as a function of the growth in content and services revenue. We have transitioned from a period where we often paid royalty advances or made guarantees to content providers which were not fully recoverable to a period where most of our content agreements with publishers do not require upfront advances or guarantees.

     Cost of Hardware Revenue

     The following is our cost of hardware revenue for the last three years:

			As a Percentage of
Year Ended December 31,			Hardware Revenue

2003	2002	2001	2003	2002	2001

$2,085,254	$2,717,542	$2,858,495	313.3%	291.6%	221.0%

     The reduction of cost of hardware revenue was due primarily to the decline in the per unit cost of the digital audio players over the three-year period. The cost of hardware revenue as a percentage of hardware revenue has increased as a result of reduced hardware revenue over the three-year period related to our multiple-element arrangements where the devices are given away for free with a one-year AudibleListener membership commitment.

     Operations

     The following is our operations expense for the last three years:

			As a Percentage of Net Content
Year Ended December 31,			and Services Revenue

2003	2002	2001	2003	2002	2001

$3,843,311	$3,742,713	$4,528,783	20.7%	33.2%	60.7%

     The reduction in these costs as a percentage of content and services revenue from 2001 to 2002 was due primarily to an across the board reduction in personnel that occurred in July 2001, partially offset by an increase in credit card processing fees, which are based upon the revenue that we bill to customers. From 2002 to 2003, the absolute level of costs has increased due to increasing personnel in customer service and higher credit card fees. These increases are related to customer growth and revenue growth, respectively.

     Technology and Development

     The following is our technology and development expense for the last three years:

			As a Percentage of Net Content
Year Ended December 31,			and Services Revenue

2003	2002	2001	2003	2002	2001

$4,784,648	$4,997,860	$6,353,932	25.7%	44.3%	85.2%

     The decline in these expenses from 2001 to 2002 was due primarily to a reduction in personnel that occurred in July 2001. From 2002 to 2003, higher website expenses due to increased bandwidth charges were offset by a decline in depreciation expense as a result of certain equipment becoming fully depreciated. As our customer base grows and the number of titles downloaded increases, we need to continually expand the bandwidth in order for our customers to be able to download their content.

     Marketing

     The following is our marketing expense for the last three years:

			As a Percentage of Net Content
Year Ended December 31,			and Services Revenue

2003	2002	2001	2003	2002	2001

$4,494,702	$11,107,981	$14,210,142	24.2%	98.4%	190.4%

     Marketing expenses in 2002 were lower than 2001 due to a reduction in personnel, lower spending on web advertising, the absence of web advertising barter transactions, lower amortization of warrant charges (due to a decline in our stock price) in connection with a services agreement and lower expenses recognized in connection with our co-branding, marketing and distribution agreement with Amazon.com.

     Marketing expenses in 2003 were lower than 2002 due to lower web advertising, a $5.9 million reduction in amortization related to the expiration of our amended agreement with Amazon.com and lower amortization of warrant charges in connection with the expiration of a services agreement.

     General and Administrative

     The following is our general and administrative expense for the last three years:

			As a Percentage of Net Content
Year Ended December 31,			and Services Revenue

2003	2002	2001	2003	2002	2001

$2,633,031	$2,485,434	$3,837,677	14.2%	22.0%	51.4%

     The reduction in expense from 2001 to 2002 was due to a reduction in personnel that occurred in July 2001. The increase in expense from 2002 to 2003 was due to higher compensation expense and the forgiveness of debt in the 2002 period in connection with promissory notes issued for shares of common stock to stockholders who are current employees, partially offset by lower stock exchange listing fees and investor relation expenses, and lower depreciation charges on leasehold improvements due to certain leasehold improvements becoming fully depreciated.

Critical Accounting Policies

Our critical accounting policies are as follows:

  revenue recognition;

  royalty expense;

  warrants issued to non-employees in exchange for goods and services; and

  employee stock-based compensation arrangements.

     Revenue Recognition

     We derive our revenue from four main categories:

  content and services revenue, which includes consumer content, corporate services and bulk content sales;

  hardware revenue;

  related party revenue; and

  other revenue.

     Content and Services. Consumer content revenue consists of content sales made from our website and content sold through our agreement with the Apple iTunes Music Store. Revenue from the sale of individual content titles is recognized in the period when the content is purchased. Revenue from the sale of content subscriptions is recognized pro rata over the term of the subscription period. Revenue from the sale of monthly AudibleListener memberships is recognized ratably over the AudibleListener’s monthly membership period. This results in approximately 50% of the AudibleListener membership fees received during each calendar month being deferred and recognized as content revenue in the following month. At the end of each reporting period, approximately 50% of the AudibleListener membership fees received during the last calendar month in the period is deferred as deferred revenue. Revenue from the sale of UltimateListener, our prepaid discounted content package and gift programs is recognized the earlier of when the content is downloaded or expiration.

     Part of our marketing strategy to acquire new AudibleListeners includes retail promotions in which we pay retailers to offer point of sale discounts to consumers on their purchase of digital audio players made by others if they become AudibleListener members. These discounts are recorded as a reduction in revenue in the period the discount is given in accordance with EITF 01-9. As a result of this GAAP accounting treatment, these discounts, which we consider marketing, are not included in marketing expense, but instead, are recorded as a reduction in revenue. Customer refunds, although not material, are also recorded as a reduction in revenue in the period the refund is paid.

     Corporate service revenue consists of library sales and audio production services. Where applicable, corporate service revenue is recognized as services are performed after the agreement has been finalized, the price is fixed, and collectibility is assured. Collectibility is based on past transaction history and credit-worthiness of the customer. Under multiple element corporate service arrangements, the fair value of different elements cannot usually be determined since we do not sell the items separately, therefore revenue is recognized on a straight-line basis over the term of the agreement.

     Bulk content revenue in 2001 consisted of sales of negotiated numbers of downloadable rights of selected content material to entities for their distribution. Bulk content sales potentially allow for additional exposure of our products through distribution channels not normally available to us. Bulk content revenue is recognized after the agreement has been finalized, the price is fixed, collectibility is assured and the content is delivered via either CD-ROM or electronic transfer and accepted without further obligation on our part. Collectibility is based on past transaction history and creditworthiness of the customer.

     In 2001 the majority of our bulk content revenue was the result of barter transactions in which we exchanged bulk content for advertising. Revenue from barter transactions is recognized based on the fair value of the consideration surrendered or received, whichever is more readily determinable. Advertising received under barter arrangements is recognized in the period the advertising is broadcasted. There were no bulk content revenue transactions or barter transactions in 2002, 2003 or 2004.

     Hardware. Hardware revenue consists of sales of AudibleReady digital audio players sold primarily at a discount or given away when a customer signs up for a one year commitment to our AudibleListener Membership. For multiple-element arrangements in which a customer signs up for a one year membership and receives an audio player for free, revenue is recognized using the relative fair value method under EITF 00-21, whereby each separate unit of accounting is recognized as revenue at its relative fair value. Where the delivered item (hardware) is limited to the non-contingent amount. Since all the consideration paid by the customer is contingent upon delivery of the content, no amount is recorded as hardware revenue under these multiple-element arrangements. The free hardware device reflects the subsidy that we incur to acquire a customer with a one year commitment to AudibleListener. For players sold separately, hardware revenue is recognized upon shipment of the device, pursuant to a customer order and credit card authorization and includes amounts received for shipping and handling. Cost of hardware revenue, regardless of whether the player is bundled with a membership or sold separately, is recognized upon shipment. We plan to continue the program of offering a free device when a customer signs up for a one year commitment to our AudibleListener Membership, so hardware revenue is not expected to increase in the future.

     Related Party Revenue. Related party revenue consists of revenue earned under our agreements with France Loisirs and Audible Germany. Revenue earned under the France Loisirs agreement includes a $1 million technology licensing fee recognized on a straight line basis over the initial 24 month term of the agreement. Revenue earned under the Audible Germany agreement includes $30,000 earned per month over the initial 30 month term of the agreement. We recognize $30,000 per month only after Audible Germany has agreed that the services delivered for the prior 60-day period were satisfactory and collection of the amount is reasonably assured. Revenue earned under each of these agreements also includes reimbursement of certain costs incurred by us that are billed to France Loisirs and Audible Germany.

     Other. Other revenue from a license granted for certain technology rights to a device manufacturer is recognized on a straight-line basis over the term of the agreement. Other revenue in 2002 from our profit participation from hard copy sales of products in connection with our agreement with Random House was recognized upon receipt of the final sales data from Random House. Other revenue recognized in 2001 was in connection with our agreement with Microsoft, granting Microsoft the right to distribute software platforms enabling users to access and use Audible content which ended in April 2001. We recognized this revenue on a straight-line basis beginning in the quarter ended September 30, 1999 through the term of the agreement which ended in April 2001. We do not expect other revenue to be a significant source of revenue in the future.

     Royalty Expense

     Royalty expense is a component of cost of content and services revenue, and includes amortization of guaranteed royalty obligations to various content providers, earned royalties on sales of content, and net realizable value adjustments to royalty advances. Many of our early content provider agreements contained a requirement to pay guaranteed amounts to the provider. Anticipating that sales from these agreements would not be sufficient to recoup the amount of the guarantees, we adopted a policy of amortizing royalty guarantees straight-line over the term of the royalty agreement, or expensing the royalty guarantees as earned, whichever was sooner. In addition, each quarter we review and compare any remaining unamortized guarantee balance with current and projected sales by provider to determine if any additional net realizable value adjustments are required. Royalty expense for sales of content where the provider royalty agreement has no guarantee advance is calculated by multiplying the net sales generated by that provider by the percentage indicated in the royalty agreement.

     Warrants Issued To Non Employees In Exchange For Goods and Services

     We occasionally issue warrants to purchase shares of common stock to non-employees as part of their compensation for providing goods and services. We account for these warrants in accordance with EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, or EITF 96-18. The exercise price of the warrants is determined by the closing price of Audible’s common stock on the day of the agreement. Fair value of the warrant issued is estimated using the Black-Scholes model with the best available assumptions concerning risk free interest rate, life of the warrant, dividend yield and expected volatility. The fair value of the warrant is expensed on a straight-line basis over the term of the agreement and is recorded within the operating expense line item that best represents the nature of the goods and services provided. Depending on the terms of the warrant, we apply variable plan or fixed plan accounting in accordance with EITF 96-18.

     Employee Stock-Based Compensation Arrangements

     Our 1999 Stock Incentive Plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, performance rights and other stock based awards to employees. For options granted to new Audible employees as part of their compensation package, the exercise price is determined by the closing price of Audible’s stock on the day immediately preceding the employee’s start date. For additional option grants made to existing employees, the exercise price is determined by the closing price on the day immediately preceding the grant date. The majority of the options granted vest over a fifty month period and expire ten years from the date of the grant. We apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation - an Interpretation of APB Opinion No. 25,” in accounting for our stock-based compensation, as permitted by Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, as amended by SFAS No. 148. For options granted at an exercise price lower than the fair market value of the stock on the grant date, the intrinsic value is recorded as deferred compensation with a credit to additional paid-in capital and is expensed on a straight-line basis over the vesting term. If we had adopted the fair value-based method of accounting for stock-based compensation pursuant to SFAS No. 123, as amended by SFAS No. 148, compensation expense would increase.

Liquidity and Capital Resources

     From inception through the date prior to our initial public offering, we financed our operations through private sales of our redeemable convertible preferred stock and warrants. Net proceeds from the sales of redeemable convertible stock and warrants prior to our initial public offering were $28,719,000. In July 1999, we completed our initial public offering and received net proceeds of $36,856,000. Since our initial public offering, we have raised an additional $15,860,000 in net proceeds through the private sale of shares of our redeemable convertible stock (all of which were subsequently converted to common stock), and an additional $4,186,000 in net proceeds through the private sales of our common stock.

     As of June 30, 2004, our cash and equivalents balance was approximately $10,412,000. Based on our currently proposed business plans and related assumptions, we believe that our cash and cash equivalents balance, together with the net proceeds available from this offering will enable us to meet our anticipated cash requirements for operations and capital expenditures for at least the next twenty-four months. Beyond that, we may need to raise additional funds through public or private financing or other arrangements. We cannot assure you that such additional financing, when needed, will be available on terms favorable to us, if at all.

     Cash Requirements

     At June 30, 2004, our principal source of liquidity was approximately $10,412,000 in cash and cash equivalents.

     The following table shows future cash payments due under our commitments and obligations as of June 30, 2004.

Year	Operating Leases	Capital Leases	Royalty Obligations	Total

2004 (Remaining)	$165,061	$274,760	$280,500	$720,321
2005	352,889	149,977	—	502,886
2006	375,656	—	—	375,656
2007	398,423	—	—	398,423
2008	398,423	—	—	398,423

Total	$1,690,452	$424,737	$280,500	$2,395,689

     Sources and Uses of Cash

     Operating Activities. Net cash provided by operating activities for the six months ended June 30, 2004 was approximately $1,479,000. Net cash provided by operating activities was primarily attributable to our net income, increase in accrued expenses and compensation, services rendered for common stock and warrants, and depreciation and amortization, offset in part by an increase in prepaid expenses and other current assets, accounts receivable and inventory and a decrease in royalty obligations. Net cash used in operating activities for the six months ended June 30, 2003 was approximately $1,195,000. Net cash used was primarily attributable to our net loss, an increase in inventory, an increase in royalty advances, and an increase in accounts receivable, offset in part by services rendered for common stock and warrants, an increase in accrued expenses and compensation, depreciation and amortization, and the non-cash portion of the forgiveness of employee notes.

     Net cash used in operating activities was approximately $7,853,000 for 2002 and $1,144,000 in 2003. Net cash used in operating activities in 2002 was primarily attributable to our net loss, offset in part by services rendered for common stock and warrants, depreciation and amortization, and a decrease in accrued expenses. Net cash used in operating activities in 2003 was primarily attributable to our net loss, offset in part by services rendered for common stock and warrants, depreciation and amortization, and an increase in accrued expenses.

     Investing Activities. Net cash used in investing activities for the six months ended June 30, 2004 and 2003, was approximately $238,000 and $41,000, respectively. Net cash used during both periods was related to purchases of property and equipment.

     Net cash used in investing activities was approximately $150,000 and $138,000 in 2002 and 2003, respectively, related to purchases of property and equipment.

     Financing Activities. Net cash provided by financing activities for the six months ended June 30, 2004 was approximately $96,000 resulting primarily from the exercise of common stock options by employees offset in part by principal payments made on capital lease obligations. There was no net cash provided by or used in financing activities for the six months ended June 30, 2003.

     Net cash provided by financing activities was approximately $3,197,000 in 2002 and $7,534,000 in 2003. Net cash provided by financing activities in 2002 resulted primarily from the sale of common stock. Net cash provided by financing activities in 2003 resulted primarily from the issuance of our Series C convertible preferred stock, exercise of warrants, and the exercise of employee stock options

     As of December 31, 2003, we had available net operating loss carryforwards totaling approximately $108,980,000, which expire beginning in 2010. The Tax Reform Act of 1986 imposes limitations on our use of net operating loss carryforwards because certain stock ownership changes have occurred.

     As a result of selling certain of our New Jersey state income tax loss benefits for cash, we realized $313,580 and $250,408, respectively, in state income tax benefit during the years ended December 31, 2002 and 2003, respectively. We cannot assure you that this program will be available to us in the future.

     Based on our currently proposed business plans and related assumptions, we believe that our cash and cash equivalents balance as of June 30, 2004 will enable us to meet our anticipated cash requirements for operations and capital expenditures for at least the next twenty-four months. Beyond that, we may need additional cash to fund the business and finance our continued growth. No assurance can be given that such additional financing, when needed, will be available on terms favorable to the Company or the stockholders, if at all.

New Accounting Standards

     In December 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities,” or FIN 46R, that addresses the consolidation of variable interest entities. FIN 46R provides guidance for determining when a primary beneficiary should consolidate a variable interest entity, or equivalent structure, that functions to support the activities of the primary beneficiary. We adopted FIN 46R on March 31, 2004. We did not hold any variable interests as of June 30, 2004. Our agreement with France Loisirs, entered into September 15, 2004, concerning Audio Direct, as described in “Overview” above, is considered a variable interest entity. Because we are not required to provide any funding under this agreement, we do not have any exposure to loss as a result of the agreement and, accordingly, do not consolidate the results of France Loisirs.

BUSINESS

     We are the leading provider of digitally delivered spoken word audio on the Web. We specialize in the spoken word, selling membership-based spoken audio content, such as audio versions of books, newspapers, and magazines, original productions, and public radio subscriptions. Consumers shop, purchase, and download audio content from www.audible.com directly to personal computers for listening in a variety of ways. Most of our customers download audio to their PCs and Macs and then transfer the audio to MP3 players, personal digital assistants, or PDAs, or to “smart” wireless telephones for mobile listening. Others transfer, or “burn,” the content to audio CDs for playback on CD players. Others simply listen at their computers or though a digital home entertainment network. Audible.com is also the Apple iTunes Music Store’s exclusive provider of spoken word products for downloading via the Web and Amazon.com’s pre-eminent provider of spoken word content for digital distribution.

     We offer customers the opportunity to join AudibleListener, a monthly membership service. For a fixed monthly fee, AudibleListener customers may download a specific number of titles of their choice from our Website. Customers may also purchase individual titles, as well as subscribe to one of our 42 daily, weekly, or monthly subscription products. Customers can select from more than 55,000 hours of audio content, much of which is available in digital audio format only at www.audible.com. The selection of audio in our store ranges from more than 6,500 best-selling and classic audiobooks, to abridged audio editions of national periodicals such as The Wall Street Journal, Forbes,and Scientific American. Language instruction, personal development, stand-up comedy, children’s audio, and historic speeches and readings, along with fiction, business, mystery, and romance are among the 145 categories of listening available to our customers.

     At audible.com, new customers who commit to twelve months of the AudibleListener service may receive a free MP3 player. We provide an MP3 player to new customers as an incentive to join the AudibleListener program. Several manufacturers, including Apple Computer, Creative Labs, palmOne, Hewlett-Packard, Kenwood, PhatNoise, Rio Audio, Samsung, and Toshiba support and promote the enjoyment of our audio on all or some of their MP3 players, PDAs or cellular telephones. Manufacturers support us by including our AudibleReady software on their devices and may also include audio samples on the device, as well as insert marketing brochures in the device box. Our manufacturing partners may also provide point-of-purchase sales support, after-market promotions, and Web-based and e-mail customer outreach. We work with original equipment manufacturers of mobile audio devices, original design manufacturers, and integrated circuit vendor partners to simply and rapidly adopt Audible’s technology for use in manufactured devices.

     Since launching the service in 1997, over 420,000 customers in 120 countries have purchased content at audible.com, and thousands more have purchased our content at the Apple iTunes music store. We acquire new customers through a variety of marketing methods, including e-mail, targeted Web advertising, paid search, word-of-mouth, marketing partnerships with device manufacturers and retailers and targeted radio advertising. Beyond leveraging our first-to-market technology in the English language, we have recently announced a joint venture that is scheduled to launch a German language version of the Audible service in 2004. We have also entered into a license and service agreement to support the launch of a French language version of the Audible service.

     The market for the Audible service results from the increasing usage of the Internet, the growth of hand-held electronic devices that have digital audio capabilities, and the increasing number of hours commuters spend in traffic when they cannot read or look at a computer screen. In contrast to traditional radio broadcasts or satellite radio, the Audible service offers customers access to content of their choice and the ability to listen to what they want, when and where they want – whether commuting, exercising, relaxing, or sitting at their personal computers. Unlike traditional and online bookstores, which are subject to physical inventory constraints and shipping delays, we provide a selection that is readily available in a digital format that can be quickly delivered over the Internet directly to our customers.

     We provide new sources of revenue for publishers, writers and producers of books, newspapers, magazines, newsletters, radio shows, professional journals and business information. We add the utility of audio information, entertainment and education to a broad array of manufactured devices primarily designed to play music or provide mobile organizational or telephone applications. In addition, our service provides companies that distribute or promote our service with a wide selection of digital audio content to offer to their customers.

Industry Background

Demand for new sources of entertainment, information and educational media continues to grow as the quantity and variety of content and its sources proliferate. Veronis Suhler Stevenson estimates that total communications spending in the U.S. was $610 billion in 2002. During 2002, Americans on average spent more than 3,500 hours reading, watching or listening to media content. We believe that many consumers seek a better way to manage and personalize consumption of this content.

     According to Harris Interactive, from 1973 to 2002 the median number of hours that people say they work jumped from 41 hours a week to 49. Over the same period, Harris reports that people’s leisure time has dropped from 26 to 19 hours per week. Listening is a way for individuals to consume content at times when they are unable to read, such as when they are driving. The Veronis Suhler Stevenson Communications Industry Forecast for 2003 estimated that on average Americans spent more than 20 hours a week listening to the radio, compared to 17.7 hours in 1998. In comparison, Veronis Suhler Stevenson estimated that book reading declined among Americans from an average of 2.3 hours in 1998 to 2.1 hours per week in 2003. According to the 2000 United States Census, 97 million people drive to and from work alone, an increase of 15% from 1989. The Census also reported that average travel time to work increased to 25.5 minutes each way, an increase of 7% from 1990. In addition, according to the Census more than 42 million individual drivers have a commute of at least 30 minutes or more each way. As individuals look to use their commuting time more efficiently and manage an increasing amount of available content, audiobooks have emerged as a personalized “pay-to-listen” alternative to radio, because radio does not allow listeners to control when they listen to a particular program. A study by the Audio Publishers Association in 2001 indicated that 23 million American households listened to audiobooks in 2001. An eBrain survey conducted in July 2002 for the Consumer Electronics Association found 20% of their sample currently listen to audiobooks and 24% expect to increase their consumption in coming months.

     According to the Audio Publishers Association, the U.S. market for audiobooks on cassette and CD sold in retail stores grew to $800 million in 2001. This increasing usage of audiobooks exists despite limited types of content, high prices and the limitations of cassette tapes and CDs. For instance, the audiobook market based on retail sales does not include the many audiobooks and other spoken word products sold to consumers directly or in vertical markets such as personal improvement, training, and educational markets, nor does it address the emerging market in personalized “time-shifted” radio programming or timely print content such as newspapers, newsletters, magazines, and journals.

     The Internet has emerged as a powerful global communications and entertainment medium, giving millions of people the ability to access large amounts of valuable, pay-for-access media. Jupiter Research reported that as of the end of 2003, 21.5 million households, or about one-fifth of U.S. households, were connected to the Internet via broadband. Based on historic growth rates and current trends around broadband availability, interest, and pricing, Jupiter Research forecasted that by 2008, 46 million households, representing half of online households and 40% of all U.S. households will connect via high-speed, always-on technologies. Through the Internet, people can buy various forms of information and entertainment, from books to music and video for usage both at and away from the computer.

     According to the International Data Corporation, or IDC, in an April 2004 report, the worldwide converged handheld device market, which includes smartphones, will grow at a CAGR of 43% between 2003 and 2008. The report predicts that the world wide market for converged mobile devices will expand from 3.2 billion in 2003 to 19.2 billion in 2008.

     A key driving force in Audible’s growth is the emerging market for handheld devices that play digital, or compressed, audio. The AudibleReady initiative was designed to exploit this market by entering into multiple technology and co-marketing relationships with companies that manufacture digital audio-enabled devices. The AudibleReady brand exists as a spoken word digital download and playback standard that insures satisfactory interoperability between the Audible service and digital audio-enabled devices. The AudibleReady program for digital audio device manufacturers also creates a business structure by which the manufacturer markets the Audible service to its user base in return for a percentage of revenues generated by that user base or coordinated retail sales rebates and promotional programs.

     Currently Audible is focused on two primary device categories and one emerging device category for the AudibleReady initiative. The primary categories are commonly referred to as “MP3 players” and “personal digi-

tal assistants” or PDAs. The emerging device category is commonly known as “smartphones” because they combine the function of PDAs such as on-board memory, and the ability to play digital audio with cellular phone services.

     Within the MP3 player market, there are players that are referred to as ‘hard drive players’ – such as the Apple iPod – that have hard drive-based memory capacities of more than 1GB, and ‘flash-based players’ such as select Creative Labs and Rio Audio devices that store audio files on rewritable flash memory chips of 1GB or less.

     Growth in the hard drive-based MP3 player market has been led by the Apple iPod, which has been AudibleReady since July of 2002. Apple claims sales of more than 2 million iPods since the product line was launched in early 2002 and research group NDP estimated in December 2003 that iPod sales made up about 50% of the entire combined hard drive- and flash-based MP3 player market.

     In December 2003 Jupiter Research published a report that predicted the demand for MP3 players in the U.S. would grow at a rate of 50% a year through 2006. According to Jupiter shipments of MP3 players in the U.S. were about 3.5 million in 2003, which is almost double 2002 figures. Jupiter also predicted that there would be more than 26 million MP3 players in use by 2006. According to Jupiter, starting in 2004, the demand for players with hard drives will surpass that of players with flash memory. The DVD player market, which we believe is a valid comparative model, has grown from 11.4 million U.S. households in 2000 to 39.3 million in 2003 according to the Consumer Electronics Association, with an average price of $490 in 1997 to an estimated $138 in 2003.

     The market for personal digital assistants that have digital audio capabilities had been led by Pocket PCs –devices running on Microsoft operating systems which are manufactured by Hewlett-Packard, Toshiba, and Dell among others. In 2003 audio-enabled Pocket PCs were joined by market leaders palmOne and Sony. Audible now has AudibleReady relationships with palmOne and Sony, as well as other Pocket PC manufacturers for all their devices that have audio capabilities. While research firm Gartner Group estimated in 2002 that worldwide PDA shipments in 2003 totaled 11.3 million units, a decline of 5.3% compared with 2002, the percentage of these devices that are AudibleReady increased dramatically because of the introduction of AudibleReady hand-held devices from palmOne and Sony.

     In 2002 Gartner Group reported that sales of smartphones such as the Treo 600 from palmOne – the first AudibleReady smartphone – were significant enough in the U.S. to slow the sales of PDAs. IDC published a report in February 2004 that estimated that smartphones showed significant growth and future promise. In such report IDC estimated that in 2003, the worldwide smartphone market grew 181% year-over-year to 9.6 million units. IDC also reported that the smartphone market is expected to grow from 9.6 million units in 2003 to 99.4 million in 2008. Additionally, IDC reported that mobile phones with a removable card slot accounted for 70.4 million units or 15% of global handset sales. IDC expects this figure to rise to 420.6 million units or 64% in 2008.

     The key characteristic of smartphones that enable support for the Audible service is the inclusion of enough internal memory to store our audio content. Since most smartphones “dock” to computers, allowing for data exchange of contact and schedule information, Audible audio can be transferred to smartphones via a personal computer. Audible’s technology also supports full wireless downloads of spoken word audio content, a capability that we expect will enable universal access to Audible.com via broadband wireless and local “Wi-Fi” networks in the future.

     Beyond the family of AudibleReady devices, our CD burning feature makes the Audible service attractive to a wide audience. IDC estimates that the number of CD burners for use with personal computers will increase from 180 million in 2002 to 546 million in 2005. IDC has also stated that sales of blank audio CDs have surpassed sales of music CDs.

     We are also developing relationships with cell phone companies and other high technology providers. We believe wireless handheld technology is the ideal match for our business. The combination of wireless freedom and digital transmission is expected in the future to allow a consumer to download from a library of audio recordings and bypass the anchored desktop PC. This freedom to download wirelessly will allow unprecedented convenience for consumers.

     The confluence of the Internet as an increasingly accepted media distribution channel, the widespread adoption of audio-enabled mobile devices and the continuing growth in consumer demand for content in a variety of formats has resulted in new challenges for the media industry. These challenges include creating a system for selling media over the Internet and compensating publishers and other content creators for quality entertainment and information while preventing unauthorized duplication and distribution. This created the opportunity for a content creator, aggregator and distributor such as Audible to establish a secure technology system and an attractive consumer service focused on the delivery of premium audio content.

Our Solution

     We have created the Audible service to give consumers the ability to download spoken audio content of their choice and to listen to this audio when, where and how they want. The Audible service addresses the market opportunity created by consumer demand for audio content, the emergence of the commercial Internet and the availability of a wide range of mobile, audio-enabled digital devices. We created the first service and platform for secure, digital delivery of premium spoken audio content over the Internet for playback on personal computers and mobile devices. Our service allows customers to program their listening time with personalized selections from a wide collection of spoken audio content available at audible.com, including entertainment, news, education and business information. We believe that we have assembled the largest and most diverse collection of premium spoken audio content available for download on the Internet for playback on personal computers, hand-held digital audio players, or to burn to CD for playback on a CD player.

     We have more than 55,000 hours of audio content currently available on our Web site, featuring abridged daily audio editions of The Wall Street Journaland The New York Times– available on a subscription basis in time for the morning drive to work each day -- as well as abridged Forbes, Harvard Business Review, Scientific American and Fast Company audio editions. The site offers a broad collection of audiobook best sellers and classics by authors such as Tom Clancy, Stephen King, John Grisham, Mary Higgins Clark, James Patterson, the Dalai Lama, David McCullough, Stephen Hawking, William Shakespeare, Emily Dickinson and Jane Austen. There are also speeches, lectures, and on-demand radio programs including Marketplace, All Things Considered, Car Talk, Fresh Air and This American Life,and original shows such as RobinWilliams@audible.com.We believe that our extensive audio content collection and our secure delivery system provide benefits to our customers, content providers, manufacturers of AudibleReady hand-held electronic devices and other companies, which distribute or promote our service.

Benefits to Customers

     Unlike the traditional ways consumers select, organize and consume spoken audio content, Audible customers can access content of their choice and listen when, where and how they want – whether commuting, exercising, relaxing or sitting at their personal computers.

     Selection

     At our Web site, audible.com, customers can browse and purchase from a large and diverse collection of readily available premium spoken audio content, most of which is currently available in digital format for Internet distribution only through us either pursuant to exclusive arrangements or because, to our knowledge, no one else currently has or is exploiting these rights. Our collection currently includes more than 6,500 digital audiobooks in a wide variety of categories. We are the only source of timely digital audio editions of leading newspapers and selected periodicals. We also offer popular and special interest radio programming, including interviews, commentaries and talk radio. Our collection also contains selections that are difficult to find or may not otherwise be readily or conveniently available to consumers elsewhere.

     Convenience

     Audible.com provides customers with one-stop shopping for their premium digital spoken audio. Our customers can browse and sample spoken audio selections through our easy-to-navigate Web site. They can enroll in AudibleListener, a monthly subscription program entitling customers to download content of their choice, purchase bundled packages of selected audio titles as well as choose automated delivery of timely audio content on a subscription basis. Unlike traditional and online bookstores, which are subject to physical inventory con-

straints and shipping delays, we are never “out of stock” and we provide a service that is readily available in digital format and can be quickly delivered over the Internet directly to our customers.

     Listening Experience

     Unlike terrestrial and satellite radio, which offer limited programming and no ability for the listener to control broadcast times, our service enables customers to take greater control of their time and their listening experience. Customers choose to listen to what they want, when and where they want. Additionally, customers can choose from five different fidelity options for their listening. Our service also allows customers to skip between selections or individual articles or chapters within selections. Customers can pause and resume listening where they left off and can “bookmark” multiple sections of content, rather than be constrained by the rewind and fast forward functions of cassette tape players.

     Mobility

     We offer our customers a choice of listening options tailored to their lifestyle while driving, exercising, relaxing or multi-tasking. Customers can listen to their audio with an AudibleReady MP3 player or PDA, using a CD player, certain cellular telephones via an automobile jukebox or from their audio equipped desktop computer. Customers who subscribe to a recurring title (newspaper, magazine, radio program, etc.) can have it automatically delivered to their PC, Mac, or mobile device before they get up in the morning or leave the office for the day.

     Value

     We provide customers with what we believe is a strong value proposition in our AudibleListener program, where for a fixed monthly fee, the customer downloads a prescribed number of audio titles of their choice. Individual titles are typically priced 20 to 30% less than the same audiobook on cassette or CD, and if purchased within the AudibleListener membership plan, discounts compared to cassette or CD can be more than 60%.

Benefits to Business Affiliates

     We help content creators, device manufacturers, online e-commerce companies, consumer electronics retailers and other companies that distribute our products or promote our service to their customers to create incremental sources of revenue by aggregating premium audio content and providing a widely-accepted system for digital spoken audio distribution.

     Content Creators

     We provide a new source of revenue for publishers of newspapers, magazines, journals, newsletters, professional publications and business information and producers of radio broadcasts by creating a new market for content that is too timely for distribution on cassette tape or compact disc and generally too specialized for widely-broadcast radio programs. Additionally, our electronic delivery service offers publishers of audiobooks a new distribution channel for their existing audiobook content. In a strategic alliance with Random House, Inc., Random House Audible has been established as a publishing imprint within Random House, Inc.’s Random House Audio Publishing Group Division.

     Older publications, including archived or out-of-print content, when converted to digital audio form, can also provide additional revenue while incurring relatively low costs for storing and delivering electronic inventory. Our solution has the benefit of reducing the risk of audio files being copied without authorization by employing a system designed to limit playback of audio files to specifically identified personal computers and digital audio players.

     CD Burning Software Providers

     Leading CD burning software providers have agreed to support and promote the capability for our customers to burn the content they purchase to CD for playback in portable CD players or in CD players installed in automobiles. These CD burning software providers usually receive a percentage of revenue Audible receives from customers who burn their content to CD.

     Device Manufacturers

     Major manufacturers of audio-enabled digital players, such as Apple Corp. Creative Labs, Hewlett-Packard, Kenwood, palmOne, PhatNoise, Rio Audio Sony Electronics and Toshiba have agreed to support and promote the secure playback of our content on their devices. The PhatNoise Car Audio System, among the first high-capacity media jukeboxes designed specifically for automobiles, is capable of playing content purchased from us. In addition, new customers who agree to join the Audible Listener program for a twelve month period have the option of receiving Creative Lab’s Muvo digital audio player. The Muvo is also available for sale at our website. Our service provides these manufacturers with an attractive application that takes advantage of the audio capability of their digital audio devices, which may in turn increase their sales. In most cases, these manufacturers receive a percentage of the revenue generated over a specified period of time by each new customer referred by them. Such costs are recorded in marketing expenses.

     Companies Which Distribute Our Products or Promote Our Service

     We have entered into marketing agreements with Apple Corp., Roxio, palmOne, Toshiba, Cox Communications, Cablevision Systems’ Optimum Online broadband service, Time Warner Cable’s Roadrunner broadband service, Amazon.com, Microsoft, The New York Times Company, Dow Jones (The Wall Street Journal) and others to promote our content to their customers, either directly or indirectly. In return, we have access to additional distribution channels. We have also established relationships with electronics retailers such as Crutchfield, J&R ComputerWorld, Micro Center, MobilePlanet.com, and Tweeter to promote our AudibleListener membership plan at the point of purchase, offering consumers a rebate against the cost of an AudibleReady device. We have agreed with these companies to compensate them from sales of our content to their customers.

Our Strategy

     Our objective is to enhance our position as the leading provider of subscription based, Internet-delivered, premium spoken audio content. Key elements of our strategy to achieve this goal include:

     Increase Brand Awareness

     We seek to make “Audible” a more recognizable brand. We continue to use the AudibleReady brand to signify that a player is enabled to play back Audible content. We are working to enhance brand awareness of the Audible service and increase visitors to our Website by expanding our marketing efforts through online initiatives as well as co-marketing agreements. Online initiatives include a wide range of promotional vehicles that we use to communicate with existing customers as well as prospective customers. We also have a well-developed “customer-get-customer” program. Our co-marketing agreements and business relationships with some of our content partners, cable television operators, CD burning software providers, retail partners, the Apple iTunes Music Store, Amazon.com and AudibleReady player manufacturers are key elements of our plans to make potential customers aware of, and to encourage them to use our service. We continue to seek to enter into agreements with content providers as well as owners of Internet portals and e-commerce sites to promote the Audible service to Internet users.

     Expand Content Collection

     We plan to acquire more digital distribution rights to audio versions of books, newspapers, radio broadcasts, magazines, journals, newsletters, conferences, performances, comedy, lectures, speeches, as well as other educational and original programming. With selected content providers, we plan to create additional timely digital audio editions of newspapers, periodicals and other content not otherwise available to consumers in audio format. We intend to continue to differentiate our service by expanding our collection of exclusive, original and topic-specific content, building a collection unconstrained by traditional physical inventory concerns.

     Enable Additional Electronic Devices, Wireless Phones and Systems to be AudibleReady

     We intend to continue to work with the manufacturers of hand-held electronic devices to support and promote the playback of Audible content on their players. We also seek to make future generations of AudibleReady audio players that use the MP3 audio format, a digital compression format that is currently used primarily for music playback. AudibleRedy technology is compliant with leading operating systems. We are seeking to expand the AudibleReady program within a variety of mobile players, such as wireless phones, other hand-held computing devices as they become audio-enabled, automobile-based media jukeboxes, personal computers and in-home digital entertainment systems. We continue to offer a packaged software library to partners who wish to add Audible support to their desktop end-user audio management application.

     Continue To Improve The Customer Experience

     We intend to make the Audible service increasingly easy for customers to use and personalize. We intend to take advantage of the flexibility of our online distribution system to offer a various pricing, membership, and subscription models designed to maximize customer satisfaction and to generate recurring revenue. We continue to enhance audible.com to make it easier for customers to find specific selections and to actively suggest selections that might be of interest to them based on their prior purchasing patterns. We also are enhancing our AudibleManager software to make it simpler for customers to manage their personal audio content selections and automate downloads and transfers of content to mobile players. We provide customer service via telephone, online chat and email.

The Audible Service

     Audible’s integrated spoken audio delivery service includes five components: (1) our Web site, audible.com, (2) our collection of digital audio content, (3) our software for securing, downloading, managing, transferring, burning and playing audio selections, (4) a variety of AudibleReady players which include our technology and features that manage the listening experience, and (5) other services.

     Audible.com

     Our Web site, audible.com, offers a large and diverse selection of premium digital spoken audio content in a secure format for download. At audible.com, visitors can browse, search for, sample, purchase, subscribe to, schedule, stream and download digital audio content. Customers can also contribute reviews and rate the content at www.audible.com, which other customers may use as part of their purchasing decision. One hour of spoken audio in our most popular format, Format 3, requires about eight megabytes of storage, and downloads to a listeners computer in approximately ten seconds using a high speed Internet connection, and less than thirty seconds to transfer the content from the computer to an AudibleReady player. Customers are offered up to five different fidelity options, allowing them to trade off between fidelity and speed of download from the Internet. According to The Wall Street Journal, more than 15 million American households have broadband connections. Veronis Suhler projects that by 2005, 68.4 million U.S. households will be online and that by 2006, 41% of online households will subscribe to a broadband Internet connection.

     Digital Audio Content

     We currently offer more than 6,500 digital audiobooks and more than 14,000 other audio selections comprising over 55,000 hours of digital spoken audio content, segmented in four major categories:

  Audiobooks. We offer a wide selection of audiobooks. We offer both abridged (typically three to 10 hours long) and unabridged (typically five to 20 hours long) versions of books, read by the authors or by professional narrators.

  Timely audio editions of print publications. Our service enables the timely distribution of audio editions of newspapers, magazines and newsletters previously available only in print. We offer a 40-minute daily audio edition of The New York Times and selected audio content from The Wall Street Journal. We also offer audio editions of Forbes, Scientific American, Science News, Harvard Management Update, Harvard Health Letter, and others.

  Radio broadcasts. We offer popular and special-interest public radio programs shortly after they are originally broadcast so our customers have the flexibility to listen to these programs when and where they want. We offer audio versions of broadcasts such as Fresh Air, Marketplace, This American Life, The News from Lake Wobegon, Car Talk, and Science Friday.

  Lectures, speeches, performances and other audio. We offer a broad selection of lectures, speeches, dramatic and comedic performances, educational and self-improvement materials, religious and spiritual content, and other forms of spoken audio, many of which are difficult to find from any other source.

We also offer specialty content created exclusively for audible.com, for example, programs featuring actor Robin Williams.

     We currently have licensed Internet distribution rights to audio content from more than 175 publishers, producers of radio content and other content creators. Our license agreements are typically for terms of one to three years, and many provide us with exclusive Internet distribution rights. Under most licensing arrangements, we pay the content creator a portion of the revenue we receive. In some of our arrangements, we also pay a guaranteed advance against the content creator’s revenue share.

     In most cases, we license audio recordings from publishers and content creators. In other cases, such as with The New York Times and The Wall Street Journal, we record and produce audio versions from the print publications. In all cases, we convert the audio into our compressed, secure, digital format.

     Audible Software

     Our software consists of AudibleManager for downloading, managing, scheduling and playing audio selections, and AudiblePlayer for Pocket PC PDAs and for devices running the palmSource 5 or 6 Operating System, such as the palmOne Zire, Tungsten or Treo 600.

     AudibleManager enables our customers to download and listen to spoken audio content and transfer it to AudibleReady players for mobile playback. AudibleManager implements Audible’s security system for ensuring that downloaded content is playable only by authorized players and devices. AudibleManager can also be used to organize individual selections, to specify listening preferences, to manage delivery options for subscriptions, and to burn purchased audio to audio CDs. Selections that exceed playback time limitations on a customer’s hand-held electronic device can be listened to over successive sessions by reconnecting the player to the customer’s personal computer and initiating a synchronization command that automatically replaces the sections that have been played with new content.

     Our AudiblePlayer software enables users of hand-held PDAs to control and customize their listening experience. Unlike cassette tapes, AudibleReady players allow fast navigation of the content through section markers and bookmarks that can be set by the user. Users can skip between selections, individual articles or chapters, effectively allowing them to control their listening experience.

     AudibleReady Devices

     AudibleReady devices are personal computers and other electronic devices that have a speaker or an audio output jack and can play back our audio content. The AudibleManager and AudiblePlayer software enable these devices to receive and play back Audible content and are available for download for free from audible.com. Several device manufacturers have bundled the AudibleManager and AudiblePlayer software with their devices. The audio output jack of these players can work with headphones or a cassette adapter to enable the content to be played through a car stereo system. Audible customers may also burn their audio to audio CDs for listening through a CD player. The Apple iTunes jukebox software incorporates AudibleReady features to enable owners of Apple Macintosh computers and the Apple iPod to download and listen to spoken audio from Audible.com.

     A formal set of specifications defines the technical requirements that must be met by devices and by application software before they can be deemed AudibleReady. These requirements define internal functions, user experience related features, and aspects of the communication protocol between a device and the host software used to update its digital content. These specifications are provided to our partners when additional work is required to have their devices and/or applications meet the requirements.

     We have formed co-marketing relationships with a number of consumer electronics and computer companies to promote AudibleReady electronic devices and our content to consumers. The device manufacturers are generally required to promote the Audible service through a variety of means, which may include (1) providing audio samples, (2) displaying the AudibleReady logo on the outside of the player package, (3) including our brochures inside the player package and (4) referring to Audible and AudibleReady in their software, brochures and manuals. In most cases, the device manufacturers receive a percentage of the revenue related to the content purchased by owners of their AudibleReady players. These revenue sharing arrangements typically last one or more years from the date the device owner becomes an Audible customer.

     We have a co-marketing agreement with Roxio, under which its CD burning software has been made capable of burning content purchased from Audible onto CDs. Under this agreement, Roxio will promote the Audible service. We pay Roxio a percentage of the revenue collected from customers who begin using the Audible service as a direct result of the software company’s marketing efforts.

     Other Services

     We also provide the Audible service to over 50 public library and school library systems.

Competition

     The market for the sale and delivery of spoken audio is highly competitive and rapidly changing. Principal competitive factors in the spoken audio market include:

  selection

  price

  speed of delivery

  protection of intellectual property

  timeliness

  convenience

  sound quality

     Although we believe that we currently address these factors favorably with our technology and audio service elements, we cannot be sure that we can maintain our competitive position against current or new competitors, especially those new competitors with longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources.

     We compete with (1) traditional and online retail stores, catalogs, clubs and libraries that sell, rent or loan audiobooks on cassette tape or compact disc, (2) Web sites that offer streaming access to spoken audio content using tools such as the RealPlayer or Windows Media Player and (3) other companies vying for consumers’ time, such as satellite radio, as well as digital music streaming and download services.

     Audiobooks on cassette tape or compact disc have been available from a variety of sources for a number of years. Traditional bookstores, such as Borders and Barnes & Noble, and online bookstores, such as barne-sandnoble.com offer a variety of audiobooks. The Audio Book Club offers discounted audiobooks by mail order. MediaBay.com offers a small number of digital downloads of spoken audio. Rental services, such as Books on Tape, offer low pricing for time-limited usage of physical audiobooks on tape or CD, and libraries loan a limited selection of audiobooks. One or more of these competitors might develop a competing electronic service for delivering audio content.

     Companies and portal companies including America Online, Yahoo! or MSN may in the future compete directly with us by selling premium spoken audio content for digital download. Competition from Web sites that provide streaming audio content is intense and is expected to increase significantly in the future. Online music services such as the Apple iTunes Music Store, Roxio’s Napster 2.0, and Real Networks’ Rhapsody offer a wide selection of streaming and downloadable music content. Other companies have announced their intention to launch music services in 2004.

     Our content providers and other media companies may choose to provide digital audio content directly to consumers. In addition, a small number of companies control primary or secondary access to a significant percentage of Internet users and therefore have a competitive advantage in marketing to those users. These providers could use or adapt their current technology, or could purchase technology, to provide a service that directly competes with the Audible service.

     Many of these companies have significantly greater brand recognition and financial, technical, marketing and other resources than we do. We also expect competition to intensify and the number of competitors to increase significantly in the future as technology advances, providing alternative methods to deliver digital audio content through the Internet, satellite, wireless data, digital radio or other means.

Intellectual Property and Proprietary Rights

     We regard our patents, copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. To protect our proprietary rights, we rely on a combination of patent, trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, business affiliates and others. Notwithstanding these precautions, others may be able to use our intellectual property or trade secrets without our authorization. If we are unable to adequately protect our intellectual property, it could materially affect our financial performance. In addition, potential competitors may be able to develop technologies or services similar to ours without infringing our patents.

     We hold ten patents and have filed several continuations cases containing multiple claims covering and further expanding various aspects of the Audible system. We do not know if the other pending patents will ever be issued and, if issued, if they will survive legal challenges. Legal challenges to our patents, whether successful or not, may be very expensive to defend.

     Audible’s patent portfolio concerns systems that author and deliver content for secure delivery to portable devices. Audible has maintained open continuation cases based on the original disclosure and continues to craft claims that match industry practice as it evolves. In addition to content security, Audible has pioneered the updating of a portable digital device’s contents based on user preferences and content types (e.g. recurrent subscription content). Audible has a separate family of patents that applies to relevant methods and systems, including claims for portable devices with the characteristics needed to support these usage models, notably maintenance of the state of the user’s consumption of media stored on a device. Audible’s patents are not limited to audio content but instead apply to a broad range of media types, and the device types include not only tethered but untethered (e.g. wireless) devices as well.

     We have registered in the United States several of our trademarks and service marks, including but not limited to “Audible Entertainment,” “Audible Entertainment Network,” and “Audible Hear, There, and Everywhere,” “Audible,” “audible.com,” “AudibleManager,” “AudibleReady,” “AudibleMobilePlayer,” “AudibleListener,” “Internet Theatre,” “Click.Hear,” and “AudiblePlayer.” In addition, we have begun to take affirmative steps to protect our trademarks outside of the United States as effective trademark, service mark, and copyright protection is not necessarily available in every country in which our services are available online.

     We also license some of our intellectual property to others, including our AudibleReady technology and various trademarks and copyrighted material. While we attempt to ensure that the quality of our brand is maintained, others might take actions that materially harm the value of either these proprietary rights or our reputation.

     We license technology from others, including elements of our compression-decompression technology that we incorporate into the Audible system. If these technologies become unavailable to us, we would need to license other technology, which would require us to redesign our system and recode our content. Although we are generally indemnified against claims that technology licensed by us infringes the intellectual property rights of others, such indemnification is not always available for all types of intellectual property and proprietary rights and in some cases the scope of such indemnification is limited. Even if we receive broad indemnification, third party indemnitors may not have the financial resources to fully indemnify us in the event of infringement, resulting in substantial exposure to us. We cannot assure you that infringement or invalidity claims arising from the incorporation of this technology, resulting from these claims, will not be asserted or prosecuted against us. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential redevelopment costs and delays, all of which could materially and adversely affect our business, operating results, and financial condition.

Employees

     As of September 30, 2004, we had a total of 93 full-time employees: 52 in operations, 22 in technology and development, 14 in marketing, and 5 in general and administrative.

MANAGEMENT

The following table sets forth certain information with respect to our executive officers and directors.

Name	Age	Position
Donald R. Katz	52	Chief Executive Officer and Chairman of the Board of Directors
Andrew P. Kaplan	50	Chief Financial Officer and Director
Gary L. Ginsberg	42	Director
Winthrop Knowlton	74	Director
Johannes Mohn	55	Director
Alan Patricof	70	Director
Richard Sarnoff	45	Director
William H. Washecka	56	Director
Oren Zeev	40	Director

     Donald R. Katz, age 52, has been the Chairman of the board of directors since April 1999, and a director since co-founding Audible in November 1995. Since July 2001, Mr. Katz has been serving as our Chief Executive Officer. From October 1999 to February 2000 and from November 1995 to March 1998, Mr. Katz served as our President and Chief Executive Officer. Prior to co-founding Audible, Mr. Katz was an author, business journalist and media consultant for over twenty years.

     Andrew P. Kaplan, age 50, has been a director since February 2002. Mr. Kaplan has been our Executive Vice President and Chief Financial Officer since June 1999. From June 1997 to May 1999, Mr. Kaplan served as Chief Financial Officer of Thomson Corporation Publishing International, a division of The Thomson Corporation. From September 1995 to May 1997, Mr. Kaplan served as Senior Vice President and Chief Financial Officer of Vertis, Inc., an advertising services company. From March 1989 to August 1995, Mr. Kaplan served as Vice President and Chief Financial Officer of Time Life, a division of Time Warner Inc.

     Gary L. Ginsberg, age 42, has been a director since April 2001. Since January 1999, Mr. Ginsberg has been serving as Executive Vice President of Investor Relations and Corporate Communications of News Corporation, and as a member of the Executive Management Committee since June 2000. Prior to joining News Corporation, Mr. Ginsberg served as managing director at the New York based strategic consulting firm of Clark & Weinstock from November 1996 until December 1998. Mr. Ginsberg also served as Senior Editor and Counsel of George Magazine from March 1995 until November 1996.

     Winthrop Knowlton, age 74, has been a director since November 1996. Since 1989, Mr. Knowlton has been serving as Chairman and Chief Executive Officer of Knowlton Brothers, Inc., a management company for limited partnerships and offshore funds investing in the U.S.

     Johannes Mohn, age 55, has been a director since April 2001. Since June 2001, Mr. Mohn has been serving as Executive Vice President of Media Technology at Bertelsmann A.G. From December 1998 to May 2001, Mr. Mohn served as Vice President of Media Technology at Direct Group, Bertelsmann A.G. From May 1995 to November 1998, Mr. Mohn served as Managing Director of Bertelsmann Kalendar GmbH, a subsidiary of Bertelsmann A.G. and also served as Managing Director of Mohndruck Kalendar und Promotion Verlag GmbH, a subsidiary of Bertelsmann A.G., and Dohse & Broelemann GmbH.

     Alan Patricof, a ge 70, has been a director since August 2003. Mr. Patricof is Vice Chairman of the Board of Directors of Apax Partners, Inc. – formerly Patricof & Co. Ventures, the company he founded in 1969. He also serves as a director of ATX Communications, Inc., Boston Properties, Inc., Johnny Rocket Group and Zinio Systems, Inc. In addition, he currently serves on the Board of Overseers of Columbia Business School, the Drama School Board of Governors of the Actors Studio Division of New School University and the Board of Trustees of Continuum Health Partners, East Hampton Historical Society and Trickle Up Program.

     Richard Sarnoff, age 45, has been a Director since March 2001. Mr. Sarnoff has served as President of Random House Ventures since March 2000, and as President of Random House Corporate Development Group since June 2000. In 2002, Mr. Sarnoff became a member of the Supervisory Board of Bertelsmann AG, the par ent company of Random House, Inc. From 1998 to 2000, Mr. Sarnoff served as Executive Vice President and Chief Financial Officer of Random House after having served in the same capacity at Bantam Doubleday Dell, Inc. from 1996 to 1998. Prior to 1998, Mr. Sarnoff served Bantam Doubleday Dell (predecessor to Random House), in various management positions, including Senior Vice President of Diversified Publishing and New Media, Vice President of Strategic Planning, Director of Marketing for the Bantam Publishing Division, and Director of Planning for the Sales and Marketing Division. Mr. Sarnoff currently also serves on the Board of Directors of The Princeton Review, Inc. (Nasdaq: REVU), Ebrary, Inc., Xlibris, Inc., and Classic Media, Inc.

     William H. Washecka, age 56, joined our board on June 28, 2004. Since August 2002, Mr. Washecka has been an independent consultant. From June 2001 to August 2002, he was Executive Vice President and Chief Financial Officer of USinternetworking, Inc. While serving in this capacity, Mr. Washecka led USinternetworking through a restructuring under a Chapter 11 bankruptcy proceeding. Prior to that time, from 1972, Mr. Washecka was employed by Ernst & Young LLP where he was promoted to partner in 1986. Mr. Washecka is a certified public accountant. Mr. Washecka is also a director of Online Resources Corporation, a Nasdaq-listed outsourcer of online banking and payment services, and Visual Networks Inc., a Nasdaq-listed company that designs, manufactures, sells and supports performance management platforms for communications networks.

     Oren Zeev, age 40, has been a director since August 1, 2003. Mr. Zeev joined Apax Partners in 1995 and has been a partner since 1999. Previously, Mr. Zeev was a research staff member at IBM.

The Board Of Directors And Committees

     Our board of directors has an Audit Committee and a Compensation Committee.

     Audit Committee

     The members of the Audit Committee are Winthrop Knowlton, Gary L. Ginsberg, and William H. Washecka. Each member of the Audit Committee is considered to be an “independent director” under the rules of the Nasdaq Stock Market. Mr. Washecka is considered a financial expert solely for purposes of meeting the requirements of the Nasdaq Stock Market and the federal securities laws regarding inclusion of financial experts on the audit committees of public company boards of directors. Mr. Washecka serves as the chairman of the committee. The Chairman of the Audit Committee receives an annual fee of $25,000. Members of the Audit Committee receive an annual fee of $15,000.

     The Audit Committee provides the opportunity for direct contact between our independent registered public accounting firm and the board of directors, engages the independent registered public accounting firm to audit our financial statements, discusses the scope and results of the audit with the independent registered public accounting firm, reviews with our management and the independent registered public accounting firm our interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures and oversees our financial reporting process.

     Compensation Committee

     The members of the Compensation Committee are Winthrop Knowlton, Gary L. Ginsberg and Oren Zeev. The Compensation Committee reviews and recommends the compensation arrangements for our executive officers and administers our stock option plans. None of the members of the Compensation Committee was an officer or an employee of the company at any time during 2003.

     Board Compensation

     Our directors have received no cash compensation for serving as directors. Directors who are not currently employees are eligible to receive grants of stock options under our 1999 Stock Incentive Plan.

     Code of Ethics and Business Conduct

     The board of directors has adopted a written code of ethics and business conduct, a copy of which is available on our website at www.audible.com. We require all officers, directors and employees to adhere to this code in addressing the legal and ethical issues encountered in conducting their work. The code requires that employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the code. The Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We currently have such procedures in place.

PRINCIPAL STOCKHOLDERS

     The following table shows the number of shares of our common stock beneficially owned as of November 1, 2004 by:

  each person who we know beneficially owns more than 5% of our common stock,

  each member of our board of directors,

  each of our executive officers named in “Management” above, and all of the directors and executive officers as a group.

     Unless otherwise indicated, (1) the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable, and (2) unless otherwise indicated, the address for the persons named in the table is c/o Audible, Inc., 65 Willowbrook Boulevard, Wayne, New Jersey 07470.

	Number of
	Shares
	Beneficially	Percent of Shares
Nameof Beneficial Owner	Owned(1)	Outstanding

Apax Managers, Inc. (2)	8,697,334	40.2%
445 Park Avenue, 11th Floor
New York, NY 10022
Random House, Inc	416,667	2.0%
Random House Ventures L.L.C. (3)	981,366	4.5%
Bertelsmann Multimedia, Inc
1540 Broadway
New York, NY 10036	631,996	3.0%
Donald R. Katz (4)	823,650	3.8%
Andrew Kaplan (5)	405,565	1.9%
Winthrop Knowlton (6)	66,374	*
Richard Sarnoff (7)T	37,416	*
Gary L. Ginsberg (7)	37,416	*
Alan Patricof (7)	24,500	*
Johannes Mohn (7)	37,416	*
William H. Washecka (7)	12,500	*
Oren Zeev(7)	24,500
All Named Executive Officers and directors
as a group (9 persons) (8)	1,469,337	6.6%

* Less than 1%

(1)	As of November 1, 2004, we had outstanding 21,281,200 shares of common stock. Beneficial ownership determined in accordance with the rules of the SEC and generally includes voting or investment with respect to securities. Unless otherwise noted, the persons named in this table have sole voting power with respect to all shares of common stock.

(2)	The number of shares beneficially owned is based on the information contained in that certain Schedule 13D that was filed with the SEC on February 6, 2004, reporting beneficial ownership of our securities held by Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V. and Patricof Private Investment Club III, L.P. (collectively, the “Excelsior VI Funds”), and includes 333,332 shares of common stock issuable upon exercise of warrants. As reported in the Schedule 13D, Apax Managers, Inc.

is the general partner of certain entities, including Apax Excelsior VI Partners, L.P. Apax Excelsior VI Partners, L.P. is the general partner of certain private equity funds, including the Excelsior VI Funds. As reported in the Schedule 13D, Apax Managers, Inc. has the sole power to vote or direct the vote and to dispose or to direct the disposition of all shares of common stock deemed beneficially owned by it.
(3)	Includes 292,777 shares of common stock issuable upon exercise of warrants.

(4)	Includes 368,900 shares issuable upon exercise of options.

(5)	Includes 378,232 shares issuable upon exercise of options.

(6)	Includes 42,416 shares issuable upon exercise of options.

(7)	Represents shares issuable upon exercise of options.

(8)	Includes 963,296 shares issuable upon exercise of options.

SELLING STOCKHOLDERS

     The following table sets forth (1) the number and percentage of shares beneficially owned by each of the selling stockholders listed below as of November 1, 2004 and (2) the same information after giving effect to this offering (assuming no exercise of the underwriters’ over-allotment option).

	Shares Beneficially Owned					Shares Beneficially Owned
	Prior to this Offering (1)				Shares	After this Offering (1)
				Shares	Available for
Name	Number		Percent	Offered	Over-Allotment	Number	Percent

Apax Excelsior VI, LP	7,431,874	(2)	34.4%	2,050,801	170,900	5,381,073	24.9%
Apax Excelsior VI-A, C.V	607,074	(3)	2.8	167,520	13,960	439,554	2.1
Apax Excelsior VI-B, C.V.	404,423	(4)	1.9	111,599	9,300	292,824	1.4
Patricof Private Investment
Club III, LP	253,963	(5)	1.2	70,080	5,840	183,883	*
Random House, Inc.	416,667		2.0	115,000	10,000	301,667	1.4
Random House Ventures
LLC	981,366	(6)	4.5	275,000	23,000	706,366	3.3
Bertelsmann Multimedia,
Inc.	631,996		3.0	210,000	17,000	421,996	2.0
Donald R. Katz	824,650	(7)	3.8	150,000		674,650	3.1

Andrew Kaplan	407,565	(8)	1.9	125,000		282,565	1.3

* Less than 1%

(1)	Beneficial ownership determined in accordance with the rules of the SEC and generally includes voting or investment with respect to securities.

(2)	Includes 284,833 shares of common stock issuable upon exercise of warrants.

(3)	Includes 23,266 shares of common stock issuable upon exercise of warrants.

(4)	Includes 15,500 shares of common stock issuable upon exercise of warrants.

(5)	Includes 9,733 shares of common stock issuable upon exercise of warrants.

(6)	Includes 292,777 shares of common stock issuable upon exercise of warrants.

(7)	Includes 368,900 shares of common stock issuable upon exercise of options. Mr. Katz serves as our Chief Executive Officer and Chairman of our Board of Directors.

(8)	Includes 378,232 shares of common stock issuable upon exercise of options. Mr. Kaplan serves as our Chief Financial Officer and is a member of our Board of Directors.

UNDERWRITING

     Citigroup Global Markets Inc. is acting as sole book-runner of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares
Citigroup Global Markets Inc.
ThinkEquity Partners LLC
Adams Harkness, Inc.
America’s Growth Capital, LLC
Kaufman Bros., L.P.
Merriman Curhan Ford & Co.

Total	4,775,000

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $ per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $ per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 716,250 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

     We, our officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is quoted on the Nasdaq Small Cap Market under the symbol “ADBL.”

     The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Audible, Inc.		Paid by Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$
Total	$	$	$	$

     In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered”

short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq Small Cap Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Small Cap Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

     We estimate that our portion of the total expenses of this offering will be $250,000.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus supplement and accompanying prospectus was passed upon for us by Piper Rudnick LLP. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

INDEX TO FINANCIAL STATEMENTS

Audible, Inc. (unaudited)

Condensed Balance Sheets as of June 30, 2004
and December 31, 2003	F-2

Condensed Statements of Operations for the three and six
months ended June 30, 2004 and 2003	F-3

Condensed Statements of Cash Flows for the six
months ended June 30, 2004 and 2003	F-4

Notes to Condensed Financial Statements	F-5

Audible, Inc.

Report of Independent Registered Public Accounting Firm	F-16

Balance Sheets at December 31, 2002 and 2003	F-17

Statements of Operations for the years ended December 31, 2001, 2002 and 2003	F-18

Statements of Stockholders’ Equity (Deficit) for the years ended
December 31, 2001, 2002 and 2003	F-19

Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-22

Notes to Financial Statements	F-23

AUDIBLE, INC.
CONDENSED BALANCE SHEETS

		December 31,
	June 30, 2004	2003

Assets	(unaudited)

Current assets:
Cash and cash equivalents	$10,412,267	$9,074,987
Accounts receivable, net	442,984	245,641
Royalty advances	13,800	72,338
Prepaid expenses and other current assets	934,340	596,720
Inventory	202,932	99,936

Total current assets	12,006,323	10,089,622

Property and equipment, net	998,538	272,851
Other assets	20,805	418,524

Total assets	$13,025,666	$10,780,997

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$489,934	$526,359
Accrued expenses and compensation	3,449,855	2,809,860
Royalty obligations	280,500	408,000
Capital lease obligations	424,737	--
Deferred revenue and advances	1,071,838	873,520

Total current liabilities	5,716,864	4,617,739

Deferred cash compensation	--	58,750

Commitments and contingencies (see note 8)

Stockholders' equity:
Convertible preferred stock:
Series A, par value $.01, 4,500,000 shares authorized, none and 3,277,327 shares
issued and outstanding at June 30, 2004 and December 31, 2003, respectively	--	13,027,375
Convertible preferred stock, Series B, par value $.01, 1,250,000 shares authorized, none and 1,250,000 shares issued and outstanding at June 30, 2004
and December 31, 2003, respectively	--	1,137,500
Common stock, par value $.01, 40,000,000 shares authorized, 21,493,458 and
15,015,561 shares issued at June 30, 2004 and December 31, 2003 respectively	214,935	150,156
Additional paid-in capital	139,253,697	110,507,840
Deferred compensation	(183,999)	(239,425)
Notes due from stockholders for common stock	--	(58,750)
Treasury stock at cost: 229,741 shares of common stock at June 30, 2004 and
December 31, 2003	(184,740)	(184,740)
Accumulated deficit	(131,791,091)	(118,235,448)

Total stockholders’ equity	7,308,802	6,104,508

Total liabilities and stockholders’ equity	$13,025,666	$10,780,997

See accompanying notes to condensed financial statements.

AUDIBLE, INC.
CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue, net:
Content and services:
Consumer content	$7,938,062	$4,204,999	$14,613,500	$8,092,584
Point of sale rebates	(67,755)		(184,005)	--
Services	12,901	30,485	30,003	58,581

Net content and services	7,883,208	4,235,484	14,459,498	8,151,165

Hardware	162,749	175,109	344,466	352,324
Other	16,131	16,126	32,257	32,252

Total revenue, net	8,062,088	4,426,719	14,836,221	8,535,741

Operating expenses:
Cost of content and services revenue:
Royalties and other content charges	2,600,606	1,137,954	4,654,768	2,103,583
Discount certificate rebates	305,235	--	344,335	--

Total cost of content and services revenue	2,905,841	1,137,954	4,999,103	2,103,583

Cost of hardware revenue	613,568	512,508	1,131,603	1,060,812
Operations	1,196,685	912,476	2,339,932	1,886,326
Technology and development	1,280,970	1,188,460	2,536,102	2,440,433
Marketing	999,711	1,095,215	2,151,997	2,558,279
General and administrative	840,537	497,213	1,407,715	1,207,088

Total operating expenses	7,837,312	5,343,826	14,566,452	11,256,521

Income (loss) from operations	224,776	(917,107)	269,769	(2,720,780)

Other income (expense)
Interest income	44,688	4,097	59,655	10,012
Interest expense	(14,090)	--	(16,278)	--

Other income, net	30,598	4,097	43,377	10,012

Income (loss) before income taxes	255,374	(913,010)	313,146	(2,710,768)

Income taxes	(18,789)	--	(18,789)	--

Net income (loss)	236,585	(913,010)	294,357	(2,710,768)
Dividends on convertible preferred stock	--	(376,982)	(614,116)	(740,631)
Charges related to conversion of convertible preferred stock	--	--	(9,873,394)	--

Total preferred stock expense	--	(376,982)	(10,487,510)	(740,631)

Net income (loss) applicable to common stockholders	$236,585	$(1,289,992)	$(10,193,153)	$(3,451,399)

Basic net income (loss) per common share	$0.01	$(0.12)	$(0.51)	$(0.33)

Basic weighted average common shares outstanding	21,238,711	10,332,648	19,936,969	10,332,648

Diluted net income (loss) per common share	$0.01	$(0.12)	$(0.51)	$(0.33)

Diluted weighted average common shares outstanding	23,620,502	10,332,648	19,936,969	10,332,648

See accompanying notes to condensed financial statements.

AUDIBLE, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2004	2003
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net income (loss)	$294,357	$(2,710,768)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	255,426	308,066
Services rendered for common stock and warrants	432,328	740,690
Non-cash compensation charge	55,426	110,488
Non-cash forgiveness of notes due from stockholders for common stock	--	198,995
Deferred cash compensation	(58,750)	--
Changes in assets and liabilities:
Accounts receivable, net	(197,343)	(121,468)
Royalty advances	58,538	(130,700)
Prepaid expenses and other current assets	(337,620)	210,358
Inventory	(102,996)	(222,928)
Other assets	397,719	(86,769)
Accounts payable	(36,425)	(79,276)
Accrued expenses and compensation	647,495	389,926
Royalty obligations	(127,500)	(18,500)
Deferred revenue and advances	198,318	217,020

Net cash provided by (used in) operating activities	1,478,973	(1,194,866)

Cash flows from investing activities:
Purchases of property and equipment	(237,811)	(41,187)

Net cash used in investing activities	(237,811)	(41,187)

Cash flows from financing activities:
Proceeds from exercise of common stock warrants	27,500	--
Proceeds from exercise of common stock options	328,433	--
Principal payments made on capital lease obligations	(318,565)	--
Payments received on notes due from stockholders for common stock	58,750	--

Net cash provided by financing activities	96,118	--

Increase (decrease) in cash and cash equivalents	1,337,280	(1,236,053)
Cash and cash equivalents at beginning of period	9,074,987	2,822,080

Cash and cash equivalents at end of period	$10,412,267	$1,586,027

See note 9 for supplemental disclosure of cash flow information.

See accompanying notes to condensed financial statements.

AUDIBLE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(unaudited)

(1)  Reverse Stock Split

     At the annual meeting of stockholders held on June 3, 2004, the stockholders approved a proposal to amend and restate the Company’s certificate of incorporation to effect a reverse stock split and to decrease the authorized number of shares of common stock on a proportional basis. The proposal granted the Company’s Board of Directors ("Board") authority to effect a reverse stock split of the Company’s common stock of between and including two and four shares to be combined into one share of common stock. No fractional shares were to be converted.

     On June 3, 2004, the Board approved a reverse stock split in the ratio of one for three shares effective June 17, 2004. On the effective date, each holder of record was deemed to hold one share of common stock for every three shares of common stock held immediately prior to the effective date. The 64,480,374 common shares then issued and outstanding were converted into 21,493,458 shares of common stock. Following the effective date of the reverse stock split, the par value of the common stock remained at $.01 per share.

     All share amounts have been retroactively stated for all periods presented to reflect the 1-for-3 reverse stock split.

(2) Description of Business and Business Conditions

     Audible, incorporated on November 3, 1995, was formed to create the Audible service, a solution delivering premium digital spoken audio content from its Web site, audible.com, over the Internet for playback on personal computers and mobile devices. The Company commenced commercial operations in October 1997.

     While the Company has reported net income for the three month period ended June 30, 2004, the Company has experienced prior recurring losses since its inception and as a result as of June 30, 2004, has an accumulated deficit of $131,791,091. The Company’s cash and cash equivalent balance as of June 30, 2004 was $10,412,267. The Company believes that its cash and cash equivalents balance will enable it to meet its anticipated future cash requirements for operations and capital expenditures for the foreseeable future.

     While the Company believes that its cash and cash equivalents balance will enable it to meet its anticipated cash requirements for operations and capital expenditures for the foreseeable future, beyond that the Company may need to raise additional funds through public or private financing or other arrangements. No assurance can be given that such additional financing, when needed, will be available on terms favorable to the Company or to the stockholders, if at all.

(3) Summary of Significant Accounting Policies

      Reclassifications

     To enhance the clarity of operating expenses and to better reflect the Company’s current business operations, as fully described in the Company’s 2003 Form 10-K, presentation of the following operating expenses for the three and six months ended June 30, 2003, have been reclassified to conform to the 2004 presentations.

Three Months Ended	Previously			After
June 30, 2003	Reported	Reclassifications		Reclassification

Cost of content and services revenue	1,157,131	(19,177)	(1)	1,137,954
Operations	811,233	101,243	(2)	912,476
(formerly Production)
Technology and development	608,556	579,904	(3)	1,188,460
(formerly Development)
Marketing	1,525,782	(430,567)	(4)	1,095,215
(formerly Sales and marketing)
General and administrative	728,616	(231,403)	(5)	497,213

	Six Months Ended	Previously		After
	June 30, 2003	Reported		Reclassifications
Reclassification

Cost of content and services revenue	2,141,934	(38,351)	(1)	2,103,583
Operations	1,751,156	135,170	(2)	1,886,326
(formerly Production)
Technology and development	1,217,988	1,222,445	(3)	2,440,433
(formerly Development)
Marketing	3,410,395	(852,116)	(4)	2,558,279
(formerly Sales and marketing)
General and administrative	1,674,236	(467,148)	(5)	1,207,088

(1)  Reclassification of royalties incurred in connection with a technology license to technology and development.

	Three Months	Six Months
	Ended	Ended
(2) Operations:	June 30, 2004	June 30,2004

System infrastructure expenses	$(468,763)	$(993,223)
Allocated general and administrative, net	72,952	155,169
Customer service	319,119	644,034
Credit card fees	177,935	329,190

Total reclassification	$101,243	$135,170

(3) Technology and development:
System infrastructure expenses	$468,763	$993,223
Allocated general and administrative, net	81,896	170,737
Technology licenses	29,245	58,485

Total reclassification	$579,904	$1,222,445

(4) Marketing:

Customer service	$(319,119)	$(644,034)
Credit cards fees	(177,935)	(329,190)
Technology license	(10,068)	(20,134)
Allocated general and administrative, net	76,555	141,242

Total reclassification	$(430,567)	$(852,116)

(5) Reclassification of $(231,403) and $(467,148), respectively, in net allocated overhead expenses to the other operating expense line items.

Basis of Presentation

     The accompanying condensed financial statements as of June 30, 2004, and for the three and six months ended June 30, 2004 and 2003, are unaudited and, in the opinion of management, include all adjustments (con-

sisting of normal recurring adjustments and accruals) necessary to present fairly the results for the periods presented in accordance with accounting principles generally accepted in the United States of America. Operating results for the three and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2003, from the Company’s Annual Report on Form 10-K.

Revenue Recognition

     Consumer Content Revenue

     Consumer content revenue consists of content sales made from the Company’s website and content sold through the Company’s agreement with the Apple iTunes Music Store. Revenue from the sale of individual content titles is recognized in the period when the content is purchased. Revenue from the sale of content subscriptions is recognized pro rata over the term of the subscription period. Revenue from the sale of monthly AudibleListener memberships is recognized ratably over the AudibleListener's monthly membership period. This results in approximately 50% of the AudibleListener membership fees received during each calendar month being deferred and recognized as content revenue in the following month. At the end of each reporting period, approximately 50% of the AudibleListener membership fees received during the last calendar month in the period is deferred as Deferred Revenue. Revenue from the sale of UltimateListener, a prepaid discounted content package, and gift programs are recognized the earlier of when the content is downloaded or expiration.

Point of Sale Rebates and Discount Certificate Rebates

     Part of the Company’s marketing strategy to acquire new AudibleListeners includes retail promotions. These retail promotions consist of offering rebates to consumers in the form of a discount on their purchase of digital audio players from certain retailers if the customer commits to a twelve-month AudibleListener membership. These rebates take one of two forms. The first type, reflected as point of sale rebates on the statement of operations, relates to a discount given by a third party retailer to a customer on the purchase of a digital audio player at the point of sale of the Audible membership. The cost of these rebates is accounted for as a reduction in content revenue in the period the rebate is given. The second type, reflected as discount certificate rebates on the statement of operations, relate to retailer gift certificates that are given to a customer by Audible at the time the customer purchases the Audible membership. These gift certificates are honored by third party retailers and allow for the customer to purchase a digital audio player at a discounted price from the third party retailer. The cost of these gift certificates is accounted for as a cost of content revenue in the period the gift certificate is given. The accounting for both types of customer rebates as described above is pursuant to Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Services Revenue

     Services revenue consists of library sales and audio production services. Service revenue is recognized as services are performed after the agreement has been finalized, the price is fixed, and collectibility is assured. Collectibility is based on past transaction history and credit- worthiness of the customer. Under multiple element corporate service arrangements, the fair value of different elements cannot usually be determined since the items are not sold separately, therefore revenue is recognized on a straight-line basis over the term of the agreement.

Hardware Revenue

     Hardware revenue consists of sales of AudibleReady digital audio players. Most of the Company’s AudibleReady digital audio devices are sold at a discount or given away for free when a customer signs up for a one year commitment to an AudibleListener Membership. For multiple-element arrangements in which a customer signs up for a one year membership and receives an audio player for free, revenue is recognized using the relative fair value method under EITF Issue No. 21, "Revenue Arrangements with Multiple Deliverables", whereby each separate unit of accounting is recognized as revenue at its relative fair value, where the delivered item (hardware) is limited to the non-contingent consideration. Since all the consideration paid by the customer is contingent upon delivery of the content, no amount is recorded as hardware revenue under these multiple-element arrangements. The free hardware device reflects the subsidy incurred to acquire a customer with a one-year commitment to AudibleListener. For players sold separately, hardware revenue is recognized upon shipment of the device, pursuant to a customer order and credit card authorization and includes amounts received for shipping and handling.

Basic and Diluted Net Loss Per Common Share

     Basic and diluted net income (loss) per common share is presented in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 128, ''Earnings Per Share.'' Basic net income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Potential common shares consist primarily of incremental shares issuable upon the assumed exercise of stock options and warrants to purchase common stock using the treasury stock method, and shares issuable upon the conversion of Convertible Preferred Stock using the if-converted method.

     For the three month period ended June 30, 2004, diluted net income per common share is computed by dividing net income applicable to common stockholders by the diluted weighted average common shares outstanding. For all other periods presented, diluted net loss per common share is equal to basic net loss per common share, since all potential common stock is anti-dilutive for each of the other periods presented.

     The reconciliation of weighted average basic common shares outstanding to weighted average diluted common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Weighted average basic common shares outstanding	21,238,711	10,332,648	18,664,387	10,332,648
Effect of dilutive potential common shares:
Stock Options	2,063,465	--	--	--
Warrants	318,326	--	--	--

Weighted average diluted common shares outstanding	23,620,502	10,332,648	18,664,387	10,332,648

     For the three month period ended June 30, 2004, warrants and stock options with exercise prices greater than the average market price of the common stock in the period of $12.50 per share, were excluded from the diluted calculation as their inclusion would have been anti-dilutive. For all other periods presented, all potential common shares have been excluded from the diluted calculation because the Company was in a net loss position, and their inclusion would have been anti-dilutive. The following table summarizes the potential common shares excluded from the diluted calculation:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Stock Options	1,089,418	2,497,633	3,152,883	2,497,633
Warrants	737,077	1,180,757	1,055,439	1,180,757
Preferred Series A Stock	--	4,669,359	--	4,669,359
Preferred Series B Stock	--	416,666	--	416,666

Stock-Based Compensation

     SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS 148"), amended FASB Statement No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. However, it allows an entity to continue to measure compensation cost for those instruments using the intrinsic-value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," provided it discloses the effect of SFAS 123, as amended by SFAS 148, in footnotes to the financial statements. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method.

     The Company’s 1999 Stock Incentive Plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, performance rights and other stock based awards to employees. For options granted to new Audible employees as part of their compensation package, the exercise price is determined by the closing price of Audible’s common stock on the day immediately preceding the employees start date. For additional option grants made to existing employees, the exercise price is determined based on the closing price of the day immediately preceding the grant date. The majority of the options granted vest over a fifty month period and expire ten years from the date of the grant.

     The Plan originally permitted up to 3,000,000 common stock shares to be issued under the Plan. In September 2003, at the annual meeting of stockholders, the stockholders approved an amendment to the Plan increasing the number of authorized common shares available for issuance under the plan to 4,200,000 shares. As of June 30, 2004 and 2003, options to purchase 3,152,883 and 2,497,633, respectively, shares of common stock were outstanding.

     Compensation expense, if any, based on the intrinsic value method is recognized on a straight-line basis over the vesting term. Had the Company elected to recognize compensation cost based on fair value of the stock options at the date of grant under SFAS 148, such costs would have been recognized ratably over the vesting period of the underlying instruments and the Company’s net income (loss) and net income (loss) per common share would have changed to the pro forma amounts indicated in the table below.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Net income (loss) applicable to common
shareholders as reported	$236,585	$(1,289,992)	$(10,193,153)	$(3,451,399)

Add: Total stock-based employee compensation
cost included in reported net income (loss)
applicable to common shareholders (based on
intrinsic value method)	$21,313	$19,200	$55,426	$38,400

Deduct: Total stock based employee
compensation expense determined under
fair value method for all awards	$(895,261)	$(970,409)	$(1,730,606)	$(1,939,910)

Pro-forma net loss	$(637,363)	$(2,241,201)	$(11,868,333)	$(5,352,909)

Basic net income (loss) per common share:
As Reported	$0.01	$(0.12)	$(0.51)	$(0.33)

Pro Forma	$(0.03)	$(0.22)	$(0.60)	$(0.52)

Diluted net income (loss) per common share:
As Reported	$0.01	$(0.12)	$(0.51)	$(0.33)

Pro Forma	$(0.03)	$(0.22)	$(0.60)	$(0.52)

     The Company has used the Black-Scholes option pricing model in calculating the fair value of options and restricted stock awards granted. The assumptions used and the weighted-average information for the three and six months ended June 30, 2004 and 2003, are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Risk-free interest rate	3.66%	5.00%	3.66%	5.00%
Expected dividend yield	--	--	--	--
Expected lives	7 years	7 years	7 years	7 years
Expected volatility	94%	98%	85%	97%

(4) Stockholders' Equity

     The following is a summary of the Stockholders’ Equity activity for the six months ended June 30, 2004. All share data has been retroactively stated for all periods presented to reflect the 1-for-3 reverse stock split.

	Series A	Series B
	Preferred	Preferred	Common	Stock	Treasury	Stock

	Stock	Stock	Shares	Par value	Shares	Cost

Balance, December 31, 2003	$13,027,375	$1,137,500	15,015,561	$150,156	(229,741)	$(184,740)

Conversion of Series A Preferred
Stock	(13,027,375)	-	4,669,347	46,693	-	-
Conversion of Series B Preferred
Stock	-	(1,137,500)	416,666	4,167	-	-
Preferred dividends and
conversion inducement	-	-	1,166,666	11,667	-	-
Cashless exercise of common
stock warrants	-	-	7,653	77	-	-
Exercise of warrants	-	-	18,332	184	-	-
Exercise of options	-	-	199,233	1,991	-	-
Non-cash compensation charge	-	-	-	-	-	-
Amortization of warrant charges	-	-	-	-	-	-
Repayment of note receivable
from shareholders	-	-	-	-	-	-
Reversal of unused accrued
expense related to Series C
financing	-	-	-	-	-	-
Preferred stock expense	-	-	-	-	-	-
Net income	-	-	-	-	-	-

Balance, June 30, 2004	$-	$-	21,493,458	$214,935	(229,741)	$(184,740)

			Notes due
	Additional		from Stock-		Total
	Paid-in	Deferred	holders for	Accumulated	Stockholders'
	Capital	Compensation	Common Stock	Deficit	Equity

Balance, December 31, 2003	$110,507,840	$(239,425)	$(58,750)	$(118,235,448)	$6,104,508

Conversion of Series A Preferred
Stock	12,980,682	-	-	-	-
Conversion of Series B Preferred
Stock	1,133,333	-	-	-	-
Preferred dividends and
conversion inducement	13,838,333	-	-	(3,362,490)	10,487,510
Cashless exercise of common
stock warrants	(77)	-	-	-	-
Exercise of warrants	27,317	-	-	-	27,501
Exercise of options	326,441	-	-	-	328,432
Non-cash compensation charge	-	55,426	-	-	55,426
Amortization of warrant charges	432,328	-	-	-	432,328
Repayment of note receivable
from shareholders	-	-	58,750	-	58,750
Reversal of unused accrued
expense related to Series C
financing	7,500	-	-	-	7,500
Preferred stock expense	-	-	-	(10,487,510)	(10,487,510)
Net income	-	-	-	294,357	294,357

Balance, June 30, 2004	$139,253,697	$(183,999)	$-	$(131,791,091)	$7,308,802

Common Stock

     On February 6, 2004, in connection with the conversion of the outstanding Series A Preferred Stock ("Series A"), the Company issued 5,836,013 shares of common stock to Apax Partners ("Apax"). The Series A conversion was the result of a negotiated agreement where, in addition to the 4,669,347 shares of common stock issuable upon conversion of the outstanding Series A shares in accordance with the terms of conversion, the Company issued to Apax 1,166,666 common shares of common stock and warrants to purchase 333,333 shares of common stock. Of the additional 1,166,666 shares issued, 389,863 shares were issued in payment of cumulative accrued dividends at the date of conversion, and 776,803 shares together with the 333,333 warrants were issued as an inducement to Apax to convert its Series A shares. The warrants are exercisable at $21.00 a share and expire on February 5, 2011. The fair value of the 776,803 shares of common stock and the 333,333 warrants of approximately $9,873,394 has been recorded as an inducement charge in the Statement of Operations for the six months ended June 30, 2004.

     On February 6, 2004, the Company issued 416,666 shares of common stock to Random House upon conversion of their outstanding Series B Preferred Stock ("Series B") in accordance with the original terms of conversion.

     As of June 30, 2004 and December 31, 2003, the Company had issued 21,493,458 and 15,015,561, respectively, shares of common stock. As of June 30, 2004 and December 31, 2003, the Company had 3,152,883 and 2,483,633 shares of common stock, respectively, reserved for issuance upon exercise of outstanding common stock options, and 1,055,439 and 1,180,757 shares of common stock, respectively, reserved for issuance upon exercise of outstanding warrants. As of December 31, 2003, the Company had 4,669,359 shares of common stock reserved for issuance upon conversion of outstanding Series A stock, and 416,666 shares of common stock reserved for issuance upon conversion of outstanding Series B stock.

     The Company has on occasion issued options to purchase shares of common stock to employees at a price less than the fair value of the stock at the time of issuance. The difference between the fair value and the price of options issued is recorded as deferred compensation, a component of stockholders’ equity, and is amortized as an expense straight-line over the vesting term of the option. When employees who have these options leave the Company, the remaining unexpensed deferred compensation is reversed against additional paid-in-capital.

Convertible Preferred Stock

     In February 2001, Microsoft purchased 2,666,666 shares of Series A stock for $10,000,000 at a per share price of $3.75. Each share of Series A was originally convertible into four shares of Common Stock, (equivalent to a price of $.9375 per share), subject to adjustment under certain conditions. As a result of the investment in the Company made by Special Situations Funds in the first quarter of 2002, the conversion rate was adjusted as per the Series A Certificate of Designation to 4.0323 shares of Common Stock. The stock was convertible at the option of the holder at any time. Dividends were payable semi-annually at an annual rate of 12% in either additional preferred shares or in cash at the option of the Company. On the fifth anniversary of the original issue date, the Company was required to redeem all remaining outstanding shares at a per share price of $3.75 plus all accrued and unpaid dividends. As of August 2003, the Company had issued to Microsoft an aggregate of 807,301 additional shares of Series A covering the dividends payable through June 1, 2003.

     In August 2003, Apax purchased from Microsoft the 3,473,967 outstanding shares of Audible Series A stock and agreed to certain amendments to the security. As amended, the Series A was no longer mandatorily redeemable, was convertible at any time by the holders into shares of common stock, and dividends would accrue and compound semi-annually for a period of four years at the rate of 12% per annum. In the event of the conversion of the Series A stock, all accrued but unpaid preferred dividends would be converted into shares of Common Stock. In liquidation, the Audible Series A stock was ranked pari passu with the Company’s Series B and Series C stock.

     On February 6, 2004, Apax converted all of its Series A as previously described.

     During the three and six months ended June 30, 2004, none and $614,116, respectively, was recognized as dividends on the Series A stock. During the three and six months ended June 30, 2003, $376,982 and $740,631, respectively, was recognized as dividends on the Series A stock.

     In March 2002, the Company issued 1,250,000 shares of Series B stock in connection with an amendment to its contract with Random House (see note 6). At any time on or after March 26, 2004, subject to certain conditions, all outstanding shares of Series B stock would have automatically converted to shares of common stock at the then effective conversion price. Effective August 2003, the Audible Series B stock was ranked pari passu with the Company’s Series A stock and Series C stock. On February 6, 2004, Random House converted all of its outstanding Series B stock into 333,333 shares of common stock in accordance with the original terms of conversion.

     As of February 6, 2004, following the conversion of all preferred Stock, the Company no longer has any special preferences or privileges in the its capital structure.

(5) Amazon Agreements

     In January 2000, the Company entered into two agreements with Amazon.com. Under the Co-Branding, Marketing and Distribution Agreement the Company was the exclusive provider of digital spoken audio (as defined) to Amazon.com. On January 24, 2002, the Company signed Amendment No.1 to its Co-Branding, Marketing, and Distribution Agreement with Amazon.com. Under the amendment, the annual fee for Year 3 (which ended January 24, 2003) of the agreement was reduced from $10,000,000 to $1,500,000 and an additional fee of $1,000,000 was payable in Year 2 of the agreement. Also in connection with Amendment No.1, the Company issued 500,000 fully vested common stock warrants to Amazon.com at an exercise price of $1.50 per share, which are exercisable after January 31, 2003. The fair value of these warrants was determined in accordance with EITF Issue No. 96-18 and was being amortized as an expense on a straight-line basis over the remaining term of the agreement which ended in January 2003. During the six months ended June 30, 2004 and 2003, none and $14,400, respectively, was recorded as a marketing expense related to these warrants with the non-cash credit for services to additional paid-in capital. There was no expense related to this agreement during the three months ended June 30, 2004 and 2003.

During the three-year term of this agreement, as amended, in consideration for certain services, Amazon received $22,500,000 plus a specified percentage of revenue earned over a specified amount. Under the Securities Purchase Agreement, Amazon.com purchased 446,677 shares of common stock from the Company for $20,000,000. Under the agreements, the consideration due from Amazon for the purchase of the common stock, and the Company’s obligation for the annual fee for the first two years per the original Co-Branding, Marketing, and Distribution Agreement, which are identical amounts, were offset and no cash was exchanged. Accordingly, $20,000,000 was recorded as deferred services, a component of stockholders’ equity, and was being amortized over the first two years of the agreement on a straight-line basis. Prior to Amendment No. 1, through January 2002, $10,000,000 had been amortized as a marketing expense related to the initial $20,000,000 of deferred services. Subsequent to Amendment No. 1, the unamortized payment for year 2 of $10,000,000 plus the additional $2,500,000 payment required under the amendment, or $12,500,000, was being amortized on a straight-line basis over the remaining term of the agreement of 24 months which ended in January 2003. During the six months ended June 30, 2004 and 2003, none and $416,667, respectively, was recorded as a marketing expense related to the straight-line amortization of the non-cash portion of deferred services. There was no expense related to this agreement during the three months ended June 30, 2004 and 2003.

(6) Random House Agreement

     On May 5, 2000, Audible and Random House entered into a 50-month Co-Publishing, Marketing, and Distribution Agreement to form a strategic alliance to establish Random House Audible, a publishing imprint, as defined in the agreement, to produce spoken word content specifically suited for digital distribution. All titles published by the imprint are distributed exclusively over the Internet by Audible. As part of this alliance, Random House, through its Random House Ventures, LLC subsidiary, purchased 169,780 shares of Audible common stock from the Company for $1,000,000. Over the term of the agreement Audible was to contribute towards the funding the acquisition and creation of digital audio titles through Random House Audible. On March 26, 2002, the agreement was amended to waive the cash payment due to Random House in 2002 of $1,250,000, thereby reducing the total payments due under the agreement from $4,000,000 to $2,750,000. In exchange for this waiver, under the amendment the Company issued 1,250,000 shares of Series B stock. At any time on or after March 26, 2004, subject to certain conditions, all outstanding shares of Series B stock would have automatically converted to shares of common stock at the then effective conversion price. Through December 31, 2002, $1,250,000 of the $2,750,000 obligation had been paid, with the remaining amount of $1,500,000 due in 2003 and 2004. On February 10, 2003, the agreement was further amended so that Audible was no longer required to pay the $1,500,000 in imprint fees that were due in 2003 and 2004.

     The fair value of the Series B stock issued was determined in accordance with EITF Issue No. 01-1, "Accounting for a Convertible Instrument Granted or Issued to a Nonemployee for Goods or Services or a Combination of Goods or Services and Cash". Accordingly, using the measurement date of March 26, 2002, the fair value of the Series B stock issued was determined to be $1,137,500. On April 1, 2002 when the Series B was issued, the Company recorded $547,500 (the difference between the fair value of the shares and the previously recognized accrued liability of $590,000) as deferred services, a component of stockholders’ equity. During the six months ended June 30, 2004 and 2003, none and a credit of $134,997 representing the reversal of the accrual was recorded as a credit to cost of content and services revenue related to this agreement. There was no expense related to this agreement during the three months ended June 30, 2004 and 2003.

     The original agreement further provided for Random House to be granted a warrant to purchase 292,777 shares of Audible common stock at various exercise prices that vest over the term of the agreement as well as the granting of additional warrants to Random House to purchase Audible common shares based on future performance. The fair value of these warrants was determined in accordance with EITF Issue No. 96-18 and is being amortized as an expense on a straight-line basis over the 50-month term of the agreement. The warrants are accounted for using variable plan accounting whereby compensation costs vary each accounting period until the final measurement date. During the three and six months ended June 30, 2004, $163,246 and $165,256, respectively, was recorded as a cost of content and services revenue related to these warrants with the non-cash credit for services to additional paid-in capital. During the three and six months ended June 30, 2003, $149,925 and $279,334, respectively, was recorded as a cost of content and services revenue related to these warrants with the non-cash credit for services to additional paid-in capital.

     The Company and Random House continue to operate under the general terms of the agreement which expired on June 30, 2004, with the exception that the works produced under the imprint are no longer exclusive to Audible.

(7) Notes Due from Stockholders for Common Stock

     Notes due from stockholders that are current employees and former directors were received by the Company for payment of shares of common stock purchased under the Company's Stock Restriction Agreements. The notes were full recourse promissory notes bearing interest at fixed rates ranging from 7.0% to 8.5% through December 31, 2002 and at 4% subsequent thereto until December 31, 2003. The notes began maturing in the year 2000.

     Certain employee employment agreements prior to 1998 contained a provision whereby the employee would be awarded a one-time bonus if still employed by the Company on the due date of the promissory note equal to the amount of the promissory note and any accrued interest payable on the note. Compensation expense is recognized on a straight-line basis over the term of the promissory note. Deferred cash compensation related to bonuses in the accompanying balance sheets represents the earned, unpaid portion of such bonuses.

     As of January 29, 2003, the unpaid principal and unpaid interest balance due on these notes to the Company from stockholders that were employees, net of deductions from the bonuses due to the employees, was $263,240. On January 29, 2003 the employees were notified that the Company would not require them to repay the unpaid principal nor the unpaid interest on the notes payable. The employees are individually responsible for the personal income tax consequences of this debt forgiveness. In connection with this debt forgiveness, the Company recorded a charge of $212,566 in the three months ended March 31, 2003 as a general and administrative expense. This expense is the net of the total amount forgiven by the Company, less the combined offset of all accrued interest. Of this $212,566 forgiveness of debt charge, $198,995 is a non-cash charge, with the remaining $13,571 representing the Company’s payroll taxes obligations in connection with the bonuses paid.

     In addition, for the remaining notes issued to former directors in the amount of $58,750 not covered under this debt forgiveness, the Company extended the due dates to December 31, 2003 and reduced the interest rate in 2003 to 4%. In January 2004, the Company received payment of $3,750 on one of the notes from a former director. In May 2004, the Company received payment of the last remaining $55,000 balance of notes outstanding.

(8) Contingencies

     In September 2001, the Company and certain of our officers, directors, and former directors, were named as defendants in several putative class actions filed in the United States District Court for the Southern District of New York. The investment banking firms that were involved in the Company’s 1999 initial public offering (the "IPO") have also been named as defendants. The essence of the plaintiffs' claims is that the underwriter defendants allegedly allocated the opportunity to participate in the IPO by requiring their customers to pay "kickbacks" in excess of the normal commissions and to make subsequent purchases in the after market at prices in excess of the IPO price. Allegedly, the amounts of the "kickbacks" were sometimes calculated as a percentage of the customer's paper profits over some specified period of time after the IPO. It is alleged that these practices were not disclosed in the registration statement and prospectus for the IPO and that, as a result, the defendants violated various provisions of the federal securities laws. Certain of the complaints purport to set forth claims on behalf of persons who acquired the Company’s common stock from July 16, 1999 to September 11, 2001. One other complaint purports to represent a class of persons who acquired the Company’s common stock between July 16, 1999 and December 6, 2000. The complaints do not specify the amount of the compensatory damages the plaintiffs are seeking, but the market loss at issue was in excess of $50 million.

     The cases have been consolidated and have been assigned to the same judge who is handling virtually identical cases filed against hundreds of other companies that completed initial public offerings between 1998 and 2000. The Company along with the individual defendants, have been given an indefinite extension of time to respond to the complaints while the plaintiffs focus on pursuing their claims against the underwriters. The Company believes that the claims have no merit and, more specifically, the Company and the individual defen-

dants were not aware of the alleged practices, if they occurred. The Company along with the individual defendants has notified the underwriters who were involved in our IPO that the Company expects those underwriters to indemnify the Company and the individual defendants pursuant to the terms of the underwriting agreement between the Company and the underwriters.

     On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Litigations, including the action involving the Company. On July 15, 2002, the Company along with other non-underwriter defendants in the coordinated cases also moved to dismiss the litigation. Those motions were fully briefed on September 13 and September 27, 2002, respectively. Those motions have not yet been decided. Due to the inherent uncertainties of litigation and because the litigation is at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the motions. In addition, the individual defendants in the IPO Litigation signed a tolling agreement and were dismissed from the action without prejudice on October 9, 2002.

     The Company is not otherwise a party to any lawsuit or proceeding, which management believes is likely to have a material effect on its business.

(9) Supplemental Disclosure of Cash Flow Information
Non-Cash Financing and Investing Activities

     Capital lease obligations of $743,302 were incurred during the six month period ended June 30, 2004, when the Company entered into leases for new property and equipment. No capital leases were entered into during the 2003 period.

     Reversal of unused accrued expense related to Series C financing of $7,500 was recorded to additional paid in capital during the six month period ended June 30, 2004.

     Cash Paid for Interest and Taxes
    Interest expense paid was $14,090 during the six month period ended June 30, 2004. No interest expense was paid during the 2003 period.

     No income taxes were paid in the six month period ended June 30, 2004 and 2003.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Audible, Inc.:

     We have audited the accompanying balance sheets of Audible, Inc. as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audible, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey
March 19, 2004

AUDIBLE, INC.

BALANCE SHEETS

	December 31,
	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$2,822,080	$9,074,987
Accounts receivable, net of allowance for doubtful accounts of $9,500 and $14,200 at December 31, 2002 and 2003,	189,263	245,641
respectively
Royalty advances	58,425	72,338
Prepaid expenses	736,823	596,720
Inventory	77,262	99,936

Total current assets	3,883,853	10,089,622
Property and equipment, net	633,400	272,851
Other assets	90,805	418,524

Total assets	$4,608,058	$10,780,997

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,077,509	526,359
Accrued expenses	2,952,314	2,448,630
Royalty obligations–current	598,500	408,000
Accrued compensation	279,579	361,230
Deferred revenue and advances–current	476,053	873,520
Accrued dividends on redeemable convertible preferred stock	125,257	—

Total current liabilities.	5,509,212	4,617,739
Deferred cash compensation	90,550	58,750
Royalty obligations-noncurrent	25,000	—
Advances–noncurrent	19,449	—
Redeemable convertible preferred stock:
Series A, par value $0.01, Authorized 4,500,000 shares at December 31, 2002 and 2003, 3,277,327 and no shares issued	12,289,976	—
and outstanding as of December 31, 2002 and 2003, respectively
Stockholders’ (deficit) equity:
Convertible Series A preferred stock, par value $0.01, Authorized 4,500,000 shares at December 31, 2002 and 2003;	—	13,027,375
none and 3,473,967 shares issued and outstanding as of December 31, 2002 and 2003, respectively
Convertible Series B preferred stock, par value $0.01, Authorized 1,250,000 shares at December 31, 2002 and 2003;	1,137,500	1,137,500
1,250,000 shares issued and outstanding as of December 31, 2002 and 2003
Common stock, par value $.01. Authorized 75,000,000 and 120,000,000 shares at December 31, 2002 and 2003,	316,872	450,469
respectively; 31,687,169 and 45,046,866 shares issued at December 31, 2002 and 2003, respectively
Additional paid-in capital	98,032,966	110,207,527
Deferred compensation	(174,488)	(239,425)
Deferred services	(416,667)	—
Notes due from stockholders for common stock	(289,545)	(58,750)
Treasury stock at cost: 689,225 shares of common stock at December 31, 2002 and 2003	(184,740)	(184,740)
Accumulated deficit	(111,748,027)	(118,235,448)

Total stockholders’ (deficit) equity	(13,326,129)	6,104,508

Commitments and contingencies
Total liabilities and stockholders’ (deficit) equity	$4,608,058	$10,780,997

See accompanying notes to financial statements.

AUDIBLE, INC.

STATEMENTS OF OPERATIONS

	YearEnded December 31,

	2001	2002	2003

Revenue, net:
Consumer content	$5,143,002	$10,939,871	$18,489,821
Services	883,921	347,816	104,569
Bulk content	1,435,048	—	—

Total content and services	7,461,971	11,287,687	18,594,390
Hardware	1,293,533	931,785	665,584
Other	315,909	150,067	64,504

Total revenue, net	9,071,413	12,369,539	19,324,478

Operating expenses:
Cost of content and services revenue	4,843,720	4,904,245	5,318,919
Cost of hardware revenue	2,858,495	2,717,542	2,085,254
Operations	4,528,783	3,742,713	3,843,311
Technology and development	6,353,932	4,997,860	4,784,648
Marketing	14,210,142	11,107,981	4,494,702
General and administrative	3,837,677	2,485,434	2,633,031

Total operating expenses	36,632,749	29,955,775	23,159,865

Loss from operations	(27,561,336)	(17,586,236)	(3,835,387)

Other income (expense):
Interest income	575,287	85,158	25,451
Interest expense	(9,722)	—	—

Total other income, net	565,565	85,158	25,451

Loss before state income tax benefit	(26,995,771)	(17,501,078)	(3,809,936)
State income tax benefit	326,898	313,580	250,408

Net loss	(26,668,873)	(17,187,498)	(3,559,528)
Accrued dividends on preferred stock	(1,049,516)	(1,365,720)	(5,656,894)
Preferred stock discount	—	—	(1,444,444)

Total dividends	(1,049,516)	(1,365,720)	(7,101,338)

Net loss applicable to common shareholders	$(27,718,389)	$(18,553,218)	$(10,660,866)

Basic and diluted net loss per common share	$(1.03)	$(0.61)	$(0.34)

Weighted average common shares outstanding	26,917,513	30,508,217	31,520,112

See accompanying notes to financial statements.

AUDIBLE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

				Common Stock

	Series A	Series B	Series C
	Preferred	Preferred	Preferred		Par
	Stock	Stock	Stock	Shares	Value

Balance at December 31, 2000	$—	$—	$—	27,546,989	$275,470
Deferred compensation related to stock options issued below fair market value	—	—	—	—	—
Reversal of deferred compensation related to employee terminations	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—
Amortization of deferred services	—	—	—	—	—
Amortization of warrants for services	—	—	—	—	—
Payments received on notes due from stockholders	—	—	—	—	—
Net loss	—	—	—	—	—
Accrued dividends on redeemable preferred stock	—	—	—	—	—

Balance at December 31, 2001	—	—	—	27,546,989	275,470
Sale of common stock	—	—	—	4,069,768	40,698
Common stock issued in connection with a technology license	—	—	—	50,000	500
Amortization of deferred compensation	—	—	—	—	—
Amortization of deferred services	—	—	—	—	—
Amortization of warrants for services	—	—	—	—	—
Exercise of common stock options	—	—	—	11,112	111
Series B Preferred stock issued in connection with Co-Publishing and Distribution	—	1,137,500	—	—	—
agreement
Payments received on notes due from stockholders	—	—	—	—	—
Reclassification of common shares outstanding	—	—	—	9,300	93
Net loss	—	—	—	—	—
Accrued dividends on redeemable preferred stock	—	—	—	—	—

Balance at December 31, 2002	—	1,137,500	—	31,687,169	316,872
Deferred compensation related to stock options issued below fair market value	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—
Amortization of deferred services	—	—	—	—	—
Amortization of warrants for services	—	—	—	—	—
Exercise of common stock options	—	—	—	715,572	7,156
Exercise of common stock warrants	—	—	—	1,268,180	12,681
Series A Preferred stock reclassification due to removal of mandatory redemption
	13,027,375	—	—	—	—
feature
Sale of Series C Preferred stock	—	—	5,859,772	—	—
Conversion of Series C Preferred Stock and accrued dividends into common stock	—	—	(5,859,772)	11,375,945	113,760
Forgiveness of notes due from stockholders	—	—	—	—	—
Elimination of payments due to Amazon	—	—	—	—	—
Preferred stock issuance discount
Net loss	—	—	—	—	—
Accrued dividends on preferred stock	—	—	—	—	—

Balance at December 31, 2003	$13,027,375	$1,137,500	$—	45,046,866	$450,469

See accompanying notes to financial statements.

AUDIBLE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Additional
	paid-in	Deferred	Deferred
	capital	compensation	services

Balance at December 31, 2000	$92,196,174	$(1,034,024)	$(10,833,334)
Common stock repurchases	—	—	—
Deferred compensation related to stock options	25,000	(25,000)	—
issued below fair market value
Reversal of deferred compensation related to	(258,049)	258,049	—
employee terminations
Amortization of deferred compensation	—	333,375	—
Amortization of deferred services	—	—	5,416,667
Amortization of warrants for services	1,765,439	—	—
Payments received on notes due from Stockholders	—	—	—
Net loss	—	—	—
Accrued dividends on redeemable preferred stock	—	—	—

Balance at December 31, 2001	93,728,564	(467,600)	(5,416,667)
Sale of common stock	3,118,552	—	—
Common stock issued in connection with a	26,500	—	—
technology license
Amortization of deferred compensation.	—	293,112	—
Amortization of deferred services	—	—	5,547,500
Amortization of warrants for services	1,153,998	—	—
Exercise of common stock options	5,445	—	—
Series B Preferred stock issued in connection with	—	—	(547,500)
Co-Publishing and Distribution agreement
Payments received on notes due from stockholders	—	—	—
Reclassification of common shares outstanding	(93)	—	—
Net loss	—	—	—
Accrued dividends on redeemable preferred stock	—	—	—

Balance at December 31, 2002	98,032,966	(174,488)	(416,667)
Deferred compensation related to stock options
	238,680	(238,680)	—
issued below fair market value
Amortization of deferred compensation	—	173,743	—
Amortization of deferred services	—	—	416,667
Amortization of warrants for services	719,357	—	—
Exercise of common stock options	429,902	—	—
Exercise of common stock warrants	1,224,858	—	—
Series A Preferred stock reclassification due to	—	—	—
removal of mandatory redemption feature
Sale of Series C Preferred stock	—	—	—
Conversion of Series C Preferred Stock and	6,617,320	—	—
accrued dividends into common stock
Forgiveness of notes due from stockholders	—	—	—
Elimination of payments due to Amazon	1,500,000	—
Preferred stock issuance discount	1,444,444	—	—
Net loss	—	—	—
Accrued dividends on preferred stock	—	—	—

Balance at December 31, 2003	$110,207,527	$(239,425)	$—

See accompanying notes to financial statements.

AUDIBLE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

		Treasury stock

	Notes due
	from				Total
	stockholders				stockholders’
	for common			Accumulated	equity
	stock	Shares	Cost	deficit	(deficit)

Balance at December 31, 2000	$(391,703)	(536,505)	$(143,061)	$(65,476,420)	$14,593,102
Common stock repurchases.	31,162	(140,220)	(36,929)	—	(5,767)
Deferred compensation related to stock options issued below fair market value	—	—	—	—	—
Reversal of deferred compensation related to employee terminations	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	333,375
Amortization of deferred services	—	—	—	—	5,416,667
Amortization of warrants for services	—	—	—	—	1,765,439
Payments received on notes due from stockholders	66,085	—	—	—	66,085
Net loss	—	—	—	(26,668,873)	(26,668,873)
Accrued dividends on redeemable preferred stock	—	—	—	(1,049,516)	(1,049,516)

Balance at December 31, 2001	(294,456)	(676,725)	(179,990)	(93,194,809)	(5,549,488)
Common stock repurchases	—	(12,500)	(4,750)	—	(4,750)
Sale of common stock	—	—	—	—	3,159,250
Common stock issued in connection with a technology license	—	—	—	—	27,000
Amortization of deferred compensation	—	—	—	—	293,112
Amortization of deferred services	—	—	—	—	5,547,500
Amortization of warrants for services	—	—	—	—	1,153,998
Exercise of common stock options	—	—	—	—	5,556
Series B Preferred stock issued in connection with Co-Publishing and
	—	—	—	—	590,000
Distribution agreement
Payments received on notes due from stockholders	4,911	—	—	—	4,911
Reclassification of common shares outstanding	—	—	—	—	—
Net loss	—	—	—	(17,187,498)	(17,187,498)
Accrued dividends on redeemable preferred stock	—	—	—	(1,365,720)	(1,365,720)

Balance at December 31, 2002	(289,545)	(689,225)	(184,740)	(111,748,027)	(13,326,129)
Deferred compensation related to stock options issued below fair market value	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	173,743
Amortization of deferred services	—	—	—	—	416,667
Amortization of warrants for services	—	—	—	—	719,357
Exercise of common stock options	—	—	—	—	437,058
Exercise of common stock warrants	—	—	—	—	1,237,539
Series A Preferred stock reclassification due to removal of mandatory
	—	—	—	—	13,027,375
redemption feature
Sales of Series C Preferred stock	—	—	—	—	5,859,772
Conversion of Series C Preferred Stock and
	—	—	—	—	871,308
accrued dividends into common stock
Forgiveness of notes due from stockholders	230,795	—	—	—	230,795
Elimination of payments due to Amazon	—	—	—	—	1,500,000
Preferred stock issuance discount	—	—	—	(1,444,444)	—
Net loss	—	—	—	(3,559,528)	(3,559,528)
Accrued dividends on preferred stock	—	—	—	(1,483,449)	(1,483,449)

Balance at December 31, 2003	$(58,750)	$(689,225)	$(184,740)	$(118,235,448)	$6,104,508

See accompanying notes to financial statements.

AUDIBLE, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(26,668,873)	$(17,187,498)	$(3,559,528)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,825,466	1,506,815	498,206
Services rendered for common stock and warrants	7,182,106	6,153,998	1,136,024
Services rendered for preferred stock	—	547,500	—
Noncash compensation charge	333,375	293,112	173,743
Noncash forgiveness of notes due from stockholders	—	—	198,995
for common stock
Noncash bonus in satisfaction of note receivable	—	40,250	—
from stockholder
Deferred cash compensation	(117,515)	(3,000)	—
Noncash barter revenue exchanged for prepaid advertising	(213,788)	—	—
Changes in assets and liabilities:
Interest receivable on short-term investments	95,336	1,260	—
Accounts receivable, net	40,630	(36,141)	(56,378)
Royalty advances	790,714	(1,743)	(13,913)
Prepaid expenses	16,727	(76,891)	140,103
Inventory	(331,050)	371,958	(22,674)
Other assets	21,705	(75,000)	(327,719)
Accounts payable	(234,854)	(442,077)	(551,150)
Accrued expenses	(705)	1,907,174	996,317
Royalty obligations	(329,250)	(321,950)	(215,500)
Accrued compensation	(51,886)	(430,569)	81,651
Deferred revenue and advances	142,117	(100,092)	378,019

Net cash used in operating activities	(17,499,745)	(7,852,894)	(1,143,804)

Cash flows from investing activities:
Purchases of property and equipment	(997,344)	(149,545)	(137,657)
Redemptions of short-term investments	1,957,733	—	—
Notes receivable repaid by stockholders	5,000	—	—

Net cash provided by (used in) investing activities	965,389	(149,545)	(137,657)

Cash flows from financing activities:
Proceeds from issuance of Series A redeemable convertible	10,000,000	—	—
preferred stock
Proceeds from issuance of Series C convertible preferred stock, net	—	—	5,859,772
Proceeds from the sale of common stock, net	—	3,186,250	—
Payments received on notes due from stockholders for
common stock	66,085	4,911	—
Proceeds from exercise of common stock options	—	5,556	437,057
Proceeds from exercise of common stock warrants	—	—	1,237,539
Payment of principal on obligations under capital leases	(47,187)	—	—
Cash payment for purchase of treasury stock	(5,767)	—	—

Net cash provided by financing activities	10,013,131	3,196,717	7,534,368

Increase (decrease) in cash and cash equivalents	(6,521,225)	(4,805,722)	6,252,907
Cash and cash equivalents at beginning of year	14,149,027	7,627,802	2,822,080

Cash and cash equivalents at end of year	$7,627,802	$2,822,080	$9,074,987

See note 17 for supplemental disclosure of cash flow information.

See accompanying notes to financial statements.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003

(1) Description of Business and Business Conditions

     Audible, Inc. (“Audible” or the “Company”), incorporated on November 3, 1995, was formed to create the Audible service, a solution delivering premium digital spoken audio content from its Web site, audible.com, over the Internet for playback on personal computers and mobile devices. The Company commenced commercial operations in October 1997.

     The Company has experienced recurring losses from operations of $27,561,336, $17,586,236 and $3,835,387 during the years ended December 31, 2001, 2002, and 2003, respectively, and has an accumulated deficit of $118,235,448 as of December 31, 2003. The Company raised $5,859,772, net of direct costs, from the sale of Series C Convertible Preferred (“Series C”) stock in August 2003 (see note 4). The Company’s cash and cash equivalent balance as of December 31, 2003 was $9,074,987. The Company believes that its cash and cash equivalents balance will enable it to meet its anticipated cash requirements for operations and capital expenditures for at least the next twenty-four months.

     While the Company believes that its cash and cash equivalents balance will enable it to meet its anticipated cash requirements for operations and capital expenditures for at least the next twenty-four months, beyond that the Company may need to raise additional funds through public or private financing or other arrangements. No assurance can be given that such additional financing, when needed, will be available on terms favorable to the Company or to the stockholders, if at all.

(2) Summary of Significant Accounting Policies

Reclassifications

     To enhance the clarity of operating expenses and to better reflect the Company’s current business operations, the presentation and classification of the 2001 and 2002 operating expenses on the accompanying Statements of Operations have been revised to conform with the current year presentation. These reclassifications have no effect on net loss.

     New presentation and classifications are as follows:

     Operations:Operations expense includes payroll and related expenses for content acquisition, editorial, audio conversion and customer service, as well as credit card fees. Customer service and credit card fees are two significant items that were previously classified in Sales and Marketing.

     Technology and Development:This category includes payroll and related expenses for information technology, systems infrastructure expenses including telecommunications and website expenses, as well as technology licensing fees. Also in this line are certain items that were previously classified in Production expenses and Development expenses.

     Marketing:Marketing expense consists of payroll and related expenses for personnel in marketing and business development, as well as advertising expenditures and other promotional activities. Also included are revenue sharing and bounty payments which are paid to the Company’s marketing partners.

     General and Administrative:General and administrative includes payroll and related expenses for executive, finance and administrative personnel. Also included are legal fees, audit fees, public company expenses and other general corporate expenses. Office rent, telephone expense and medical benefits expense, which were previously fully charged to general and administrative, are now allocated to each of the four operating expense lines, (excluding cost of revenue lines) based primarily upon headcount.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

     The following table reflects the amounts and descriptions of the reclassifications that were made to the 2001 and 2002 operating expenses.

	Previously		After
Statement of operations for the year ended December 31, 2001	Reported	Reclassifications	Reclassification

Cost of content and services revenue	4,901,866	(58,146)(1)	4,843,720
Operations	5,635,977	(1,107,194)(2)	4,528,783
(formerly Production)
Technology and development	3,322,133	3,031,799(3)	6,353,932
(formerly Development)
Marketing	15,187,584	(977,442)(4)	14,210,142
(formerly Sales and marketing)
General and administrative	4,726,694	(889,017)(5)	3,837,677

	Previously		After
Statement of operations for the year ended December 31, 2002	Reported	Reclassifications	Reclassification

Cost of content and services revenue	4,970,017	(65,772)(1)	4,904,245
Operations	3,882,320	(139,607)(2)	3,742,713
(formerly Production)
Technology and development	2,270,912	2,726,948(3)	4,997,860
(formerly Development)
Marketing	12,467,569	(1,359,588)(4)	11,107,981
(formerly Sales and marketing)
General and administrative	3,647,415	(1,161,981)(5)	2,485,434

(1)Reclassification of royalties incurred in connection with a technology license to technology and development.

(2) Operations:	2001	2002

System infrastructure expenses	$(2,583,893)	$(2,286,692)
General and administrative, net	71,296	455,940
Customer service	1,113,678	1,121,826
Credit card fees	291,725	569,319

Total reclassification	$(1,107,194)	$(139,607)

(3) Technology and development:	2001	2002

System infrastructure expenses	$2,583,893	$2,286,692
General and administrative, net	345,033	321,694
Technology licenses	102,873	118,562

Total reclassification	$3,031,799	$2,726,948

(4) Marketing:	2001	2002

Customer service	$(1,113,678)	$(1,121,826)
Credit card fees	(291,725)	(569,319)
Technology licenses	(44,727)	(52,790)
General and administrative, net	472,688	384,347

Total reclassification	$(977,442)	$(1,359,588)

(5) Reclassification of $(889,017) and $(1,161,981) in 2001 and 2002 respectively, in net allocated overhead expenses to the other operating expense line items.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

Revenue Recognition

     Content revenue from the sale of individual content titles is recognized in the period when the content is downloaded and the customer’s credit card is processed. Content revenue from the sale of content subscriptions is recognized pro rata over the term of the subscription period. Revenue from the sale of monthly AudibleListener memberships is recognized ratably over the AudibleListener’s monthly membership period. This results in approximately 50% of the AudibleListener membership fees received during each calendar month being deferred and recognized as content revenue in the following month. At the end of each reporting period, approximately 50% of the AudibleListener membership fees received during the last calendar month in the period is deferred as Deferred Revenue. Content revenue from the sale of prepaid discounted content packages and gift programs is recognized the earlier of when the content is downloaded or expiration. Rebates and refunds are recorded as a reduction of revenue in the period in which the rebate or refund is paid in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

     Part of the Company’s marketing strategy to acquire new AudibleListeners includes retail promotions in which the Company pays retailers to offer discounts to consumers on their purchase of digital audio players made by others if they become AudibleListener members. These discounts are recorded as a reduction in revenue in the period the discount is given in accordance with EITF No. 01-9. As a result of this GAAP accounting treatment, these discounts, which the Company considers marketing, are not included in Marketing expense, but instead, recorded as a reduction in revenue. Customer refunds, although not material, are also recorded as a reduction in revenue in the period the refund is paid.

     Corporate service revenue consists of library sales and audio production services. Corporate service revenue is recognized as services are performed after the agreement has been finalized, the price is fixed, and collectibility is assured. Collectibility is based on past transaction history and credit- worthiness of the customer. Under multiple element corporate service arrangements, the fair value of different elements cannot usually be determined since the items are not sold separately, therefore revenue is recognized on a straight-line basis over the term of the agreement.

     Bulk content revenue is recognized after the agreement has been finalized, the price is fixed, collectibility is assured and the content is delivered via either CD-ROM or electronic transfer and accepted without further obligation on the part of the Company. In 2001, 90% of our bulk content revenue was the result of barter transactions in which we exchanged bulk content for advertising. Revenue from barter transactions is recognized based on the fair value of the consideration surrendered or received, whichever is more readily determinable. There were no bulk content transactions in 2002 or 2003.

     Hardware revenue consists of sales of AudibleReady digital audio players sold primarily at a discount or given away when a customer signs up for a one year commitment to our AudibleListener Membership. For multiple-element arrangements in which a customer signs up for a one year membership and receives an audio player for free, revenue is recognized using the relative fair value method under EITF Issue No. 21, “Revenue Arrangements with Multiple Deliverables”, whereby each separate unit of accounting is recognized as revenue at its relative fair value. Where the delivered item (hardware) is limited to the non-contingent consideration. Since all the consideration paid by the customer is contingent upon delivery of the content, no amount is recorded as hardware revenue under these multiple-element arrangements. The free hardware device reflects the subsidy incurred to acquire a customer with a one year commitment to AudibleListener. For players sold separately, hardware revenue is recognized upon shipment of the device, pursuant to a customer order and credit card authorization and includes amounts received for shipping and handling. Cost of hardware revenue, regardless of whether the player is bundled with a membership or sold separately, is recognized upon shipment.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

     Other revenue for the year ended December 31, 2003 consisted of revenue from a license granted for certain technology rights to a device manufacturer. Other revenue for the year ended December 31, 2002 related to profit participation from hard copy sales of products in connection with the Company’s agreement with Random House, as well as from a license granted for certain technology rights to a device manufacturer. Other revenue for the year ended December 31, 2001 relates to fees billed and recognized for licensing under agreements with Microsoft (see note 6)and royalties earned from a license granted for certain technology rights to a device manufacturer.

Cash Equivalents

     The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 2002 and 2003 were $2,822,080 and $9,074,987, respectively, and consisted primarily of money market funds.

     In addition, the Company has restricted cash deposits being held as a reserve by the Company’s credit card processors. These restricted cash deposits at December 31, 2002 and 2003 were $75,000 and $402,719, respectively, and are included in Other Assets on the accompanying Balance Sheets.

Allowance for Doubtful Accounts

     The allowance for doubtful accounts is estimated based on a percentage of revenue, taking into account historical experience.

     The activity in the allowance for doubtful accounts during the years ended December 31, 2001, 2002, and 2003 was as follows:

Balance at December 31, 2000	$6,983
Provisions	168,240
Less: Write-offs	162,823

Balance at December 31, 2001	12,400
Recoveries	(2,900)

Balance at December 31, 2002	9,500
Provisions	4,700

Balance at December 31, 2003	$14,200

Royalties

     Royalty advances and the corresponding royalty obligations represent payments made and payments to be made to various content providers pursuant to minimum guarantees under their royalty agreements, net of royalties expensed. These agreements give the Company the right to sell digital audio content over the Internet. The royalty obligations recorded in the accompanying balance sheets are classified between current and noncurrent based on the payment terms specified in the agreements. These guarantees are being amortized on a straight-line basis over the term of the royalty agreements or are expensed as royalties are earned by the content providers under the agreements, whichever is sooner. In addition, the Company periodically adjusts the balance of these advances to reflect their estimated net realizable value. Royalty expense is included in cost of content and services revenue in the accompanying statements of operations.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

Cost of Content and Services Revenue

     Cost of content and services revenue includes earned royalties on sales of content as specified by the terms of the content agreements, amortization of guaranteed royalty obligations expensed straight-line over the term of the royalty agreement, periodic net realizable value adjustments to royalty advances, amortization of warrants issued to content providers in connection with content agreements, and all other non-recoupable content costs. Cost of content and services revenue for the years ended December 31, 2001, 2002, and 2003 was as follows:

	YearEnded December 31,

	2001	2002	2003

Earned royalties	$2,059,017	$3,352,448	$4,742,388
Amortization of minimum guarantees	156,283	—	—
Net realizable value adjustments	668,567	79,702	17,979
Amortization of warrants issued to providers	664,383	496,705	685,936
Random House Audible content costs (see note 14)	960,000	922,497	(134,997)
Other content costs	335,470	52,893	7,613

	$4,843,720	$4,904,245	$5,318,919

Inventory

     Inventory is stated at the lower of cost, principally using the first-in, first-out method, or market (net realizable value). As of December 31, 2002 and 2003, inventory consisted of digital audio players manufactured by third party manufacturers, primarily the Audible Otis, a digital audio player manufactured especially for Audible.

Stock-Based Compensation

     In December 2002, the FASB issued Statement No. 148, “Accounting for Stock Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. However, it allows an entity to continue to measure compensation cost for those instruments using the intrinsic-value method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” provided it discloses the effect of SFAS 123, as amended by SFAS 148, in footnotes to the financial statements. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method. The Company was required to adopt SFAS 148 for the year ended December 31, 2002. The adoption of SFAS 148 did not have an impact on the 2002 results of operations or financial position of the Company and is not expected to have an impact on the results of operations or financial position of the Company in future periods as the Company expects to continue to apply the intrinsic value based method prescribed by APB 25.

     The Company’s 1999 Stock Incentive Plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, performance rights and other stock-based awards to employees. For options granted to new Audible employees as part of their compensation package, the exercise price is determined by the closing price of Audible’s common stock on the day immediately proceeding the employees start date. For additional option grants made to existing employees, the exercise price is determined by closing price of the day immediately proceeding the grant date. The majority of the options granted vest over a fifty-month period and expire ten years from the date of the grant.

     Compensation expense, if any, based on the intrinsic value method is recognized on a straight-line basis over the vesting term. Had the Company elected to recognize compensation cost based on fair value of the stock options and other stock awards at the date of grant under SFAS 123, as amended by SFAS 148, such costs would have been recognized ratably over the vesting period of the underlying instruments and the Company’s net loss and net loss per common share would have changed to the pro forma amounts indicated in the table below.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

	2001		2002	2003

Net Loss applicable to common shareholders as reported	$(27,718,389)		$(18,553,218)	$(10,660,866)
Add: Total stock-based employee compensation cost included in reported net loss applicable to common	333,375		293,112	173,743
shareholders (based on intrinsic value method)
Deduct: Total stock-based employee compensation expense determined under fair value method for all	6,149,800		6,349,116	4,096,133
awards

Pro-forma net loss applicable to common shareholders	$(33,534,814	) $	(24,609,222)	$(14,583,256)

Basic and diluted net loss per common:
As Reported	$(1.03)		$(0.61)	$(0.34)
Pro Forma	$(1.25)		$(0.81)	$(0.46)

     The Company has used the Black-Scholes option pricing model in calculating the fair value of options and restricted stock awards granted. The assumptions used and the weighted-average information for the years ended December 31, 2001, 2002 and 2003 are as follows:

	December 31,

	2001	2002	2003

Risk-free interest rate	6.00%	5.00%	5.00%
Expected dividend yield	—	—	—
Expected lives	7 years	7 years	7 years
Expected volatility	126%	163%	116%
Weighted-average grant date fair value of options and	$9.87	$0.68	$0.89
restricted stock awards granted during the year

Property and Equipment

     Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which are three years for computer server and Web site equipment, and two years for office furniture and equipment, and studio equipment.

     Leasehold improvements are amortized on a straight-line basis over the lease term or the estimated useful life of the improvement, whichever is shorter.

Maintenance and repairs are expensed as incurred.

Stock and Equity Instruments Issued for Goods and Services

     The Company issues warrants to purchase shares of common stock to non- employees as part of their compensation for providing goods and services. The Company accounts for these warrants in accordance with the EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The exercise price of the warrants is determined by the closing price of Audible’s common stock on the day of the agreement. Fair value of the warrant issued is estimated using the Black-Scholes model with the best available assumptions concerning risk- free interest rate, life of the warrant, dividend yield and expected volatility. The fair value of the warrant is expensed on a straight-line basis over the term of the agreement and is recorded within the operating expense line item that best represents the nature of the goods and services provided. Depending on the terms of the warrant, the Company applies variable plan or fixed plan accounting in accordance with EITF No. 96-18.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Advertising Expenses

     The Company expenses the costs of advertising and promoting its products and services as incurred. These costs are included in marketing in the accompanying statements of operations and totaled $3,487,256, $1,511,788 and $1,040,507 for the years ended December 31, 2001, 2002, and 2003, respectively. Included in the 2002 advertising expense is $213,786, resulting from barter transactions.

Income Taxes

     The Company accounts for income taxes using the asset and liability method of SFAS No. 109, “Accounting for Income Taxes.” Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period in which the tax change occurs.

Impairment of Long-Lived Assets

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144) adopted on January 1, 2002, which supercedes both SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). The Company reviews its long-lived assets (property, plant and equipment) for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of any asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The adoption of SFAS 144 in 2002 did not have a material impact on the Company’s financial statements.

Basic and Diluted Net Loss Per Common Share

     Basic and diluted net loss per common share is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Diluted net loss per common share is equal to basic net loss per common share, since all common stock equivalents are antidilutive for all periods presented.

     Basic and diluted net loss per common share for the years ended December 31, 2001, 2002 and 2003 does not include the effects of warrants to purchase 2,455,654, 3,523,271 and 2,146,341 shares of common stock; options to purchase 6,010,150, 7,547,150 and 9,442,340 shares of common stock; 11,006,828, 13,215,166, and 14,008,077 shares of common stock on conversion of outstanding Series A Convertible Preferred Stock (“Series A”); and 0, 1,250,000, and 1,250,000 shares of common stock on conversion of outstanding Series B Convertible Preferred Stock (“Series B”),respectively, as the effect of their inclusion is antidilutive during each period.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. At December 31, 2002 and 2003, the fair values of these financial instruments approximated their carrying values due to the short-term nature of these instruments.

Comprehensive Loss

The Company’s comprehensive loss is equal to its net loss for all periods presented.

(3) Stockholders’ (Deficit) Equity

Common Stock

     At a special meeting of stockholders of Audible Inc. held on March 12, 2002 (see note 16), the Company increased the number of shares of common stock authorized from 50,000,000 to 75,000,000. At the Company’s annual meeting held on September 25, 2003, the Company increased the number of shares of common stock authorized from 75,000,000 to 120,000,000.

     At December 31, 2002 and 2003, the Company had 31,687,169 and 45,046,866, respectively, common stock shares issued. At December 31, 2002 and 2003, the Company had 11,070,421 and 11,588,681, respectively, common shares reserved for common stock warrants and options. Additionally, at December 31, 2002 and 2003, the Company had 13,215,166 and 14,008,077, respectively, shares of common stock reserved for the conversion of outstanding Series A Convertible Preferred Stock, and 1,250,000 shares of common stock reserved for the conversion of outstanding Series B Convertible Preferred Stock.

     Prior to the Company’s initial public offering, shares of common stock outstanding were purchased under the Company’s Stock Restriction Agreements, which contain certain restrictions related to the sale and transfer of the shares and certain vesting and buyback provisions. Under the Stock Restriction Agreements, shares were purchased by employees and consultants of the Company through the issuance of full recourse promissory notes (see note 11). In general, shares sold to employees vest over a 50-month period, with the Company maintaining an option to repurchase unvested shares. Shares of common stock were also, on occasion, issued in exchange for services.

     At December 31, 2002 the balance of notes due from stockholders under the Company’s Stock Restriction Agreements related to both current employees and several former directors was $289,545. As of January 29, 2003, the unpaid principal and unpaid interest balance due on these notes from current employees, net of deductions from the bonuses due to the employees, was $263,240. On January 29, 2003, the employees were notified that the Company would not require them to repay the unpaid principal or the unpaid interest on the notes (see note 11). The remaining notes issued to former directors in the amount of $58,750 was not covered under this debt forgiveness and remain unpaid as of December 31, 2003.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(3) Stockholders’ (Deficit) Equity (Continued)

A summary of common stock issued under Stock Restriction Agreements follows:

		Weighted
	Number of	Average
	Shares	Issue Price

Balance at December 31, 2000	7,065,764
Repurchased	(140,220)	$0.27

Balance at December 31, 2001	6,925,544
Received as partial payment of note due from stockholder	(12,500)	$0.54

Balance at December 31, 2002	6,913,044
2003 Activity	—

Balance at December 31, 2003	6,913,044

Employee Stock-based Compensation

     In March 1999, the Company issued common shares to employees at a price less than the fair value of the stock at the time of issuance. These shares, which are subject to vesting over fifty months, were paid for by full recourse promissory notes executed by the employees. The difference between the fair value and the issuance price of these common shares of $907,214 was recorded as deferred compensation, a component of stockholders’ (deficit) equity, and was recorded as an expense straight-line over the vesting term.

     In February 2000, the Company offered 100,000 common shares to its new Chief Executive Officer in connection with his offer of employment at five dollars per share less than the fair value of the stock. The Company recorded $500,000 as deferred compensation in February 2000 and was recording the compensation expense straight-line over the vesting term. The offer to purchase these shares was rescinded in August 2000, and the CEO did not purchase any of the offered shares. In August 2000, the Company issued to its CEO 500,000 stock options at an exercise price equal to the fair value of the common stock at the time of issuance. The Company recorded the original compensation expense over the vesting term of the new option grant, and accounted for 100,000 of the 500,000 newly issued options as replacement options using variable accounting by adjusting the compensation expense associated with these 100,000 options based on the closing price of the Company’s common stock at each period-end in accordance with FASB Interpretation No. 44 (FIN 44). In July 2001, as a result of the CEO no longer being employed by the Company, the Company is no longer recording any further expense related to these options and reversed the remaining unexpensed deferred compensation related to unvested options against additional paid-in-capital.

     In March 2000, the Company issued 370,000 options to purchase shares of common stock to employees at $1.00 less than the fair value of the common stock at the time of issuance. These options are subject to vesting over fifty months. The difference between the fair value and the issue price of these options of $370,000 was recorded as deferred compensation, and is being amortized as an expense straight-line over the vesting term. In May 2001, the Company issued 50,000 options to purchase shares of common stock to an employee at $0.50 less than the fair value of the common stock at the time of issuance. These options are subject to vesting over fifty months. The difference between the fair value and the issue price of these options of $25,000 was recorded as deferred compensation, and was being amortized as an expense straight-line over the vesting term. In July 2001, as a result of the employee no longer being employed by the Company, the Company is no longer recording any further expense related to these 50,000 options and has reversed the remaining unexpensed deferred compensation related to unvested options against paid-in-capital.

     In August 2003, the Company issued 1,491,750 options to purchase shares of common stock to employees at $0.16 less than the fair value of the common stock at the time of issuance. These options are subject to vesting over four years. The difference between the fair value and the issue price of these options of $238,680 was recorded as deferred compensation, and is being amortized as an expense straight-line over the vesting term.

     During the years ended December 31, 2001, 2002 and 2003, $333,375, $293,112 and $173,743, respectively, of compensation expense was recognized related to these transactions. During the year ended December 31, 2001, $258,049

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(3) Stockholders’ (Deficit) Equity (Continued)of deferred compensation was reversed against paid-in-capital related to unvested options due to employees leaving the Company. No such reversal was required in the years ended December 31, 2002 and 2003.

Employee Stock Incentive Plan

     In April 1999, the Company established the 1999 Stock Incentive Plan (the Plan) which permits up to 9,000,000 shares of common stock to be issued under the Plan. In September 2003, at the annual meeting of stockholders, the stockholders approved an amendment to the Plan increasing the number of authorized common shares available for issuance under the Plan to 12,600,000 shares. The Plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards and other stock-based awards. The majority of the options granted vest over a fifty month period and expire ten years from the date of the grant.

A summary of the stock option activity under the Plan is as follows:

		Exercise Price	Weighted Average
	Number of Shares	Per Share	Exercise Price

Balance, December 31, 2000	5,365,900	$0.44–$15.88	$9.01
Granted	4,157,000	$0.36–$1.78	$0.68
Canceled	(3,512,750)	$0.41–$15.88	$9.38

Balance, December 31, 2001	6,010,150	$0.36–$15.56	$3.04
Granted	2,507,000	$0.31–$1.18	$0.95
Canceled	(958,888)	$0.39–$15.56	$2.60
Exercised	(11,112)	$0.50	$0.50

Balance, December 31, 2002	7,547,150	$0.31–$15.50	$2.40
Granted	3,714,000	$0.22–$4.20	$0.89
Canceled	(1,103,238)	$0.39–$15.50	$3.80
Exercised	(715,572)	$0.22–$1.25	$0.61

Balance, December 31, 2003	9,442,340	$0.22–$12.75	$1.78

Exercisable:
December 31, 2003	4,408,294	$0.22–$1.00	$0.72
	974,196	$1.02–$1.91	$1.23
	1,107,940	$2.03–$12.75	$8.66

	6,490,430	$0.22–$12.75	$2.16

A summary of the total stock options outstanding as of December 31, 2003 is as follows:

			Weighted Average
	Exercise Price	Weighted Average	Remaining
Number of Options	Per Share	Exercise Price	Contractual Life

5,754,250	$0.22–$1.00	$0.68	7.92 years
2,552,790	$1.02–$1.91	$1.19	9.26 years
1,135,300	$2.03–$12.75	$8.63	5.96 years

9,442,340	$0.22–$12.75	$1.75	8.05 years

     At December 31, 2003, approximately 2.4 million shares of common stock were available for future grants under the Plan.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(3) Stockholders’ (Deficit) Equity (Continued)

Warrants

     The Company frequently issues common stock warrants to third parties in exchange for services. The relative fair values of warrants issued in exchange for services are determined in accordance with EITF Issue No. 96-18 and are recognized as an expense under fixed plan or variable accounting using the Black-Scholes pricing model depending on the terms of the agreements over the periods in which services are being performed. The assumptions used in the Black-Scholes pricing model to calculate fair values, including risk-free interest rate and volatility, were determined using available information on the date of grant. Expected dividend yield of zero was used for all calculations. For the years ended December 31, 2001, 2002 and 2003, $1,765,439, $1,153,998, and $719,357, respectively, was recognized as expense related to warrants, as follows:

	2001	2002	2003

Cost of content and services revenue	$664,383	$496,705	$685,936
Operations expenses	89,611	—	—
Marketing expenses	1,011,445	657,293	33,421

	$1,765,439	$1,153,998	$719,357

A summary of the warrant activity for the years ended December 31, 2001, 2002, and 2003 is as follows:

	Number of	Exercise Price	Weighted Average
	Warrants	Per Share	Exercise Price

Balance, December 31, 2000	1,878,654	$0.01–$50.00	$7.98
Issued	1,077,000	$0.38–$1.50	$1.11
Cancelled	(500,000)	$8.00	$8.00

Balance, December 31, 2001	2,455,654	$0.01–$50.00	$4.96
Issued	1,275,430	$0.31–$1.15	$1.12
Cancelled	(207,813)	$8.00	$8.00

Balance, December 31, 2002	3,523,271	$0.01–$50.00	$3.63
Exercised	(1,291,930)	$0.32–$1.01	$0.98
Issued	19,000	$0.20–$0.33	$0.28
Expired	(104,000)	$9.00	$9.00

Balance, December 31, 2003	2,146,341	$0.01–$50.00	$4.85
Exercisable:
December 31, 2003	150,000	$0.01	$0.01
	584,500	$0.20–$1.03	$0.77
	1,183,508	$1.50–$8.00	$4.11
	174,717	$10.00–$30.00	$16.26

	2,092,725	$0.01–$30.00	$3.90

     Of the 1,291,930 warrants exercised in 2003, 66,000 were exercised through cashless transactions in accordance with the original terms of the warrant agreements. Accordingly, the number of common stock shares issued as result of these cashless exercises was 42,250. No warrants were exercised during 2001 or 2002.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(3)Stockholders’ (Deficit) Equity (Continued)

A summary of the total common stock warrants outstanding as of December 31, 2003 is as follows:

			Weighted Average
	Exercise Price	Weighted Average	Remaining
Number of Warrants	Per Share	Exercise Price	Contractual Life

150,000	$0.01	$0.01	5.39 years
584,500	$0.20–$1.03	$0.77	4.36 years
1,183,508	$1.50–$8.00	$4.11	3.80 years
228,333	$10.00–$50.00	$22.34	3.30 years

2,146,341	$0.01–$50.00	$4.85	4.01 years

(4) Convertible Preferred Stock

Series A

     On February 8, 2001, Microsoft purchased 2,666,666 shares of Audible Series A Redeemable Convertible Preferred Stock for $10,000,000 at a per share price of $3.75. Each share of preferred stock was convertible into four shares of common Stock, (equivalent to a price of $.9375 per share, which was greater than the common stock price at the date of grant, therefore, no beneficial conversion feature was associated with these preferred shares), subject to adjustment under certain conditions. The Series A Redeemable Convertible Preferred Stock was convertible at the option of the holder at any time prior to the fifth anniversary of the original issue date. Dividends are payable semi-annually at a annual rate of 12% in either additional preferred shares or in cash at the option of the Company. On the fifth anniversary of the original issue date, Audible was required to redeem all remaining outstanding shares at a per share price of $3.75 plus all accrued and unpaid dividends. In 2001, the Company issued 85,041 additional shares of Series A Redeemable Convertible Preferred Stock for payment of dividends due. In 2002, the Company issued 525,620 additional shares of Series A Redeemable Convertible Preferred Stock for payment of dividends due. In 2003, the Company issued 196,640 additional shares of Series A Redeemable Convertible Preferred Stock for payment of dividends due covering the dividends through June 1, 2003. There was no beneficial conversion feature related to any of the preferred shares issued as dividends.

     In August 2003, Apax Partners purchased from Microsoft the 3,473,967 then-outstanding shares of Audible Series A Preferred Stock and agreed to certain amendments to the security. As amended, the Series A was no longer mandatorily redeemable, therefore the Series A was reclassified into permanent equity, was convertible at any time by the holders into shares of common stock, and dividends would accrue and compound semi-annually for a period of four years at the rate of 12% per annum. In the event of the conversion of the Series A Preferred Stock, all accrued but unpaid preferred dividends would have converted into shares of common Stock. In liquidation, the Audible Series A Stock ranked pari passu with the Company’s Series B Preferred Stock.

     On February 6, 2004, Apax Partners converted all of its Series A Preferred Stock and accrued dividends into common stock. The Series A conversion was the result of a negotiated agreement with the Company, where the Company issued 3,500,000 shares and 1,000,000 warrants to purchase common stock to Apax Partners. Of the common shares issued, 1,169,590 were issued as dividends due at the date of conversion, and 2,330,410 shares and 1,000,000 warrants were issued as an inducement to Apax Partners to immediately convert its Series A Preferred shares. The 1,000,000 warrants are exercisable at $7.00 and expire on February 5, 2011. The fair value of the 2,330,410 shares of common stock and the 1,000,000 warrants of approximately $9,873,000 was determined in accordance with EITF Issue No. 96-18 and will be expensed in the first quarter of 2004.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(4) Convertible Preferred Stock (Continued)

Series B

     In March 2002, the Company issued 1,250,000 shares of Series B Preferred Stock in connection with an amendment to its contract with Random House (see note 14). At any time on or after March 26, 2004, subject to certain conditions, all outstanding shares of Series B stock were to automatically convert to shares of common stock at the then effective conversion price. Effective August 2003, the Audible Series B stock ranked pari passu with the Company’s Series A stock and Series C stock. On February 6, 2004 Random House converted the Series B Preferred Stock into 1,250,000 shares of common stock in accordance with the original terms of conversion.

Series C

     In August 2003, Apax Partners purchased 740,741 shares, Bertelsmann Multimedia, Inc. purchased 185,185 shares and Random House Ventures, LLC purchased 185,185 shares of Audible Series C Preferred Stock (“Series C”) at a per share price of $5.40. Proceeds received by the Company, net of direct costs, were approximately $5,859,772. Each share of Series C stock was convertible into 10 shares of common stock. The Series C stock is entitled to receive dividends that accrue and compound semi-annually at the rate of 6% per annum for four years from the date of issuance. In the event of the conversion of the Series C stock, all accrued but unpaid preferred dividends would have converted into shares of common stock. In liquidation, the Audible Series C stock ranked pari passu with the Company’s Series A stock and Series B stock. At the time of issuance, the conversion price of the Series C stock was $0.13 per share lower than the fair market value of the Company’s common stock. Since the Series C stock is convertible at any time at option of the holder, the entire $1,444,444 in preferred stock discount was recognized as a dividend at the time of issuance, and is reflected in the accompanying 2003 statement of operations within net loss applicable to common shareholders, with the credit to additional paid-in capital.

     The Series C stock automatically converted to common stock on December 23, 2003. The automatic conversion was triggered in accordance with terms based on the average price and average trading volume of the company’s common stock over a 60 day period. Upon conversion all 1,111,111 outstanding shares of Series C were converted into 11,111,110 shares of common stock. In addition, at conversion date, all accrued dividends were due to be paid in common stock. Upon conversion, 264,835 shares of common stock were issued to satisfy accrued dividends. The common stock issued was valued at $3.29 per share, the closing price of the common stock on the conversion date. This $871,308 expense is included in the dividends on preferred stock in the accompanying 2003 statement of operations.

Dividends on Preferred Stock

     As of the end of the third quarter of 2003 the Company had accrued as a current liability dividends on both the Series A and Series C Preferred Stock based on the cash accrual dividend rate as the Company intended to and had the ability to pay such dividends in cash. On December 23, 2003, when the Series C Preferred Stock automatically converted into common stock, because no dividends had been paid in cash, all accrued and unpaid dividends related to the Series C were paid in common stock in the amount of $871,308.

     As of December 31, 2003, the Company was in discussions with the holders of the Series A Preferred Stock regarding payment of dividends and as a result, no longer intended to pay the 2003 Series A accrued dividends in cash, but rather intended to pay such dividends in common stock. Accordingly, the Series A 2003 total dividend charge was determined based on the fair value of the Company’s common stock of $4.22 per share as of December 31, 2003, or $4,173,445.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(4) Convertible Preferred Stock (Continued)

A summary of the Company’s Preferred dividends is as follows:

Balance of accrued dividends, December 31, 2000	$-0-
Preferred Series A dividends accrued in 2001	1,049,516
Preferred Series A dividends paid in preferred stock during 2001	(318,904)

Balance of accrued dividends, December 31, 2001	730,612
Preferred Series A dividends accrued in 2002	1,365,720
Preferred Series A dividends paid in preferred stock during 2002	(1,971,075)

Balance of accrued dividends, December 31, 2002	125,257
Preferred Series A dividends accrued through May 31, 2003 before
612,141
amendment to Series A Preferred Stock security
Balance of accrued dividends at date of Series A amendment	737,398
Preferred Series A dividends paid in preferred stock during 2003	(737,398)
Preferred Series C dividends accrued from August 1,2003 through
871,308
December 23, 2003
Preferred Series C dividends paid in common stock during 2003	(871,308)
Preferred Series A dividends accrued from June 1, 2003 through
4,173,445
December 31, 2003
Balance of accrued dividends, December 31, 2003	$4,173,445 (1)

(1) These Series A accrued dividends to be paid in common stock do not represent a current liability of the Company because they will not be paid in cash. When these dividends are declared and paid in common stock, such dividends will be reflected within the stockholders’ equity (deficit).

(5) Property and Equipment

Property and equipment at December 31, 2002 and 2003 consists of the following:

	December 31,

	2002	2003

Studio equipment	$759,258	$799,145
Computer server and Web site equipment	3,676,773	3,724,554
Office furniture and equipment	1,198,364	1,248,353
Leasehold improvements	827,317	827,317

	6,461,712	6,599,369
Less accumulated depreciation and amortization	5,828,312	6,326,518

	$633,400	$272,851

     Depreciation and amortization expense on property and equipment totaled $1,825,466, $1,506,815, and $498,206 in 2001, 2002 and 2003, respectively.

(6) Microsoft Corporation Agreement

     In November 1998, the Company entered into a five-year agreement with Microsoft. The agreement provided for services related to integration of products, the granting of various rights and licenses, and the provision for Microsoft to be paid future royalties for content distributed as a result of the software developed in the agreement. Under the terms of the agreement, Microsoft has paid the Company the minimum committed payments of $2.0 million to integrate certain products and acquire various products, rights and licenses. Microsoft advanced Audible $1,500,000 of the $2.0 million in November 1998 in consideration of Audible granting Microsoft the right to distribute software, enabling users of Microsoft platforms to access and use Audible content. The Company allocated $50,000 of this advance to certain business development work that was recognized as a reduction of marketing expense in 2001. The remaining $1,450,000

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(6) Microsoft Corporation Agreement (Continued)

of this advance was recognized as revenue on a straight-line basis beginning in the quarter ended June 30, 1999 through the initial term of the agreement which ended in April 2001. During the year ended December 31, 2001, $252,174 of this advance was recognized and is recorded as other revenue on the accompanying statements of operations. No revenue related to this transaction was recognized in the years ended December 31, 2002 or 2003. The balance of the $2.0 million in committed payments was received during the year ended December 31, 1999, as Audible (i) performed technology integration services for which the Company recognized other revenue of $200,000, (ii) delivered a license for certain technology rights for which the Company recognized other revenue of $250,000, and (iii) delivered 300 Audible MobilePlayers for which Audible recognized hardware revenue of $50,000.

     In April 1999, in connection with an amendment to the agreement with Microsoft, the Company issued to Microsoft a warrant to purchase 100,000 shares of common stock at the IPO price of $9.00 per share. This warrant expired November 18, 2003. The fair value of this warrant was determined in accordance with EITF Issue No. 96-18 and was amortized as an expense on a straight-line basis over the same period as the $1,450,000 advance described above. During year ended December 31, 2001, $89,611 was recorded as a operations expense related to this agreement with the non-cash credit for services to additional paid-in-capital. No expense related to this transaction was recognized in the years ended December 31, 2002 or 2003, as the fair value was fully amortized during 2001.

(7) Services Agreement

     In June 1999, in connection with a services agreement, the Company issued a warrant to purchase 150,000 shares of common stock at $0.01 per share, which was fully vested, and a warrant to purchase 500,000 shares of common stock at $8.00 per share, which was subject to vesting over a three-year period. The agreement allows for an additional warrant to purchase 250,000 shares of common stock at $8.00 per share upon extension of the agreement for an additional year, also subject to vesting. In addition to the warrants, the agreement also allowed for the purchase of 150,000 shares of common stock at the IPO price of $9.00 per share on the IPO date. In January 2001, the services agreement was amended, whereby the warrant to purchase 500,000 shares of common stock was cancelled and a new warrant to purchase 400,000 shares of common stock at $0.91 per share was issued. The second warrant to purchase 400,000 shares of common stock at $0.91 per share vested over a 20-month period ending January 2003.

     The fair value of these warrants and purchase option was determined in accordance with EITF Issue No. 96-18 and was being amortized as an expense on a straight-line basis using variable plan accounting over the remaining term of the service agreement. During the years ended December 31, 2001, 2002 and 2003, $813,530, $479,869, and $20,296, respectively, was recorded primarily as a marketing expense related to this agreement with the non-cash credit for services to additional paid-in capital.

(8) Income Taxes

     There is no provision for income tax expense in 2001, 2002 or 2003 due to the Company’s net losses in each of those years. As a result of selling certain of its New Jersey state income tax loss benefits for cash, the Company realized $326,898, $313,580, and $250,408, respectively, in state income tax benefit during the years ended December 31, 2001, 2002 and 2003, respectively.

     The difference between the actual income tax benefit and that computed by applying the U.S. federal income tax rate of 34% to pretax loss is summarized below:

	Year Ended December 31,

	2001	2002	2003

Computed “expected” tax benefit	$(9,178,562)	$(5,950,271)	$(1,295,378)
(Increase) decrease in tax benefit resulting from:
State tax benefit, net of federal benefit	(215,753)	(206,962)	(165,269)
Increase in the federal valuation allowance	9,064,000	5,839,000	1,205,000
Permanent Differences	3,417	4,653	5,239

	$(326,898)	$(313,580)	$(250,408)

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

Income Taxes (Continued)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2002 and 2003 are as follows:

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$44,432,000	$45,504,000
Capitalized research and developmental costs	291,000	166,000
Book depreciation in excess of tax depreciation	1,123,000	1,331,000
Deferred compensation and accrued vacation	77,000	88,000
Advances	8,000	148,000
Other, net	152,000	232,000

Total deferred tax assets	46,083,000	47,469,000

Less valuation allowance:
Federal	37,133,000	38,608,000
State	8,950,000	8,861,000

Total valuation allowance	46,083,000	47,469,000

Net deferred taxes	$—	$—

     In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Based on the Company’s historical net losses, management believes it is more likely than not that the Company will not realize the benefits of these deferred tax assets and, accordingly, a full valuation allowance has been recorded on the deferred tax assets as of December 31, 2002 and 2003.

     Of the deferred tax asset and valuation allowance related to Federal and State net operating loss carry forwards, approximately $341,000 relates to a current year tax deduction attributable to stock options. The company will increase paid in capital when these benefits are realized. The change in federal valuation allowance for the year ended December 31, 2003 includes $270,000 attributable to current tax deductions related to stock option activity.

     As of December 31, 2003, the Company has net operating loss carry forwards for federal income tax purposes of approximately $108,980,000 which begin to expire in 2010 if not used to offset future taxable income. The Company has experienced certain ownership changes which, under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, may result in an annual limitation on the Company’s ability to utilize its net operating losses in the future.

(9) Related-party Transactions

     On April 11, 2001, the Company amended the payment terms of a $50,000 note receivable due from a stockholder-employee due on March 27, 2001. The amendment required semi-annual principal payments of at least $5,000 beginning July 15, 2001 until the note and all accrued interest was repaid. The interest rate on the note was 5.42% annually. On September 3, 2002, the remaining outstanding principal balance of $45,000 and all accrued interest was paid to the Company by the stockholder-employee giving the Company 12,500 shares of Audible common stock with the fair value at the date of the transaction of $4,750, and with the proceeds of a salary bonus paid to the stockholder-employee on the same date.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(10) Commitments and Contingencies

Lease Obligations

     The Company entered into a capital lease line of credit with Comdisco, Inc., whereby the Company had leased $1,240,585 of equipment under this capital lease line. This lease line is now closed and all lease obligations have been paid as of December 31, 2003. The Company has an operating lease on its office space which expires in December 2008. Future minimum lease obligations under these lease arrangements are $1,855,513.

     Rent expense of $466,984, $449,072, and $466,229 was recorded under operating leases for the years ended December 31, 2001, 2002 and 2003, respectively.

License Agreements

     The Company has entered into several agreements with certain consumer electronics and computer companies to license and promote the AudibleReady software for handheld electronic players. Under the terms of these agreements, the Company is required to pay the device manufacturers a percentage of the revenue related to the content downloaded by the purchasers of these AudibleReady players. These revenue-sharing arrangements typically last one to two years from the date the player user becomes an Audible customer.

Summary of Cash Commitments and Obligations

     The following table shows future cash payments due under our commitments and obligations as of December 31, 2003.

		(1)
	Operating	Payments due
	Leases	Content Providers	Total

2004	$330,122	$408,000	$738,122
2005	$352,889	—	352,889
2006	$375,656	—	375,656
2007	$398,423	—	398,423
2008	$398,423	—	398,423

Total	$1,855,513	$408,000	$2,263,513

(1): Reflected in current liabilities on the accompanying December 31, 2003 Balance Sheet.

Contingencies

     In September 2001, the Company and certain of its officers, directors and former directors, were named as defendants in several putative class actions filed in the United States District Court for the Southern District of New York. The investment banking firms that were involved in the Company’s 1999 initial public offering (the “IPO”) have also been named as defendants. The essence of the plaintiffs’ claims is that the underwriter defendants allegedly allocated the opportunity to participate in the IPO by requiring their customers to pay “kickbacks” in excess of the normal commissions and to make subsequent purchases in the after market at prices in excess of the IPO price. Allegedly, the amounts of the “kickbacks” were sometimes calculated as a percentage of the customer’s paper profits over some specified period of time after the IPO. It is alleged that these practices were not disclosed in the registration statement and prospectus for the IPO and that, as a result, the defendants violated various provisions of the federal securities laws. Certain of the complaints purport to set forth claims on behalf of persons who acquired the Company’s common stock from July 16, 1999 to September 11, 2001. One other complaint purports to represent a class of persons who acquired the Company’s common stock between July 16, 1999 and December 6, 2000. The complaints do not specify the amount of the compensatory damages the plaintiffs are seeking, but the market loss at issue was in excess of $50 million.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(10) Commitments and Contingencies (Continued)

     The cases have been consolidated and have been assigned to the same judge who is handling virtually identical cases filed against hundreds of other companies that completed initial public offerings between 1998 and 2000. The Company and the individual defendants have been given an indefinite extension of time to respond to the complaints while the plaintiffs focus on pursuing their claims against the underwriters. The Company believes that the claims against it have no merit and, more specifically, contends that it and the individual defendants were not aware of the alleged practices, if they occurred. The Company and the individual defendants have notified the underwriters who were involved in the Company’s IPO that they expect those underwriters to indemnify them pursuant to the terms of the underwriting agreement between the Company and the underwriters.

     On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Litigations, including the action involving the Company. On July 15, 2002, the Company, along with other non-underwriter defendants in the coordinated cases, also moved to dismiss the litigation. Those motions were fully briefed on September 13 and September 27, 2002, respectively. Those motions have not yet been decided. Due to the inherent uncertainties of litigation and because the litigation is at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the motions. In addition, the individual defendants in the IPO Litigation signed a tolling agreement and were dismissed from the action without prejudice on October 9, 2002.

(11) Notes Due from Stockholders for Common Stock

     Notes due from stockholders that were current employees and former directors of $289,545 at December 31, 2002, were received by the Company for payment for shares of common stock purchased under the Company’s Stock Restriction Agreements (see note 3). These notes have been reflected as a reduction to stockholders’ equity (deficit). The notes are full recourse promissory notes bearing interest at fixed rates ranging from 7.0% to 8.5% through December 31, 2002 and at 4% subsequent thereto until December 31, 2003. The notes began maturing in the year 2000.

     Certain employee employment agreements prior to 1998 contained a provision whereby the employee would be awarded a one-time bonus if still employed by the Company on the due date of the promissory note equal to the amount of the promissory note. Compensation expense was recognized on a straight-line basis over the term of the promissory note. Deferred cash compensation related to bonuses in the accompanying balance sheets represents the earned, unpaid portion of such bonuses.

     On January 29, 2003, the unpaid principal and unpaid interest balance due on these notes to the Company from stockholders that were employees, net of deductions from the bonuses due to the employees, was $263,240. On January 29, 2003 the employees were notified that the Company would not require them to repay the unpaid principal nor the unpaid interest on the notes payable. The employees were individually responsible for the personal income tax consequences of this debt forgiveness. In connection with this debt forgiveness, the Company recorded a charge of $212,566 in the first quarter of 2003 as a general and administrative expense. This expense is the net of the total amount forgiven by the Company, less the combined offset of all accrued interest. Of this $212,566 forgiveness of debt charge, $198,995 was a non-cash charge, with the remaining $13,571 representing the Company’s payroll tax obligations in connection with the bonuses paid.

     In addition, for the remaining notes issued to former directors in the amount of $58,750 not covered under this debt forgiveness, the Company had extended the due dates to December 31, 2003 and reduced the interest rate in 2003 to 4%. The first note, with a principal balance of $3,750 was paid in full in January 2004. The second note, with a principal balance of $55,000 remains unpaid and outstanding.

     The Company has exercised its right to purchase shares of unvested stock from employees who were terminated (under the terms of the Company’s Stock Restriction Agreements). During 2001 the Company repurchased 140,220 shares, under the agreements. No shares were repurchased in 2002 and 2003. The Company paid for these shares by reducing the indebtedness under the promissory notes issued to the Company.

(12) Employee Benefit Plan

     The Company has a 401(k) Plan based on contributions from employees and discretionary Company contributions. The Company has not contributed to the 401(k)Plan to date.

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(13) Amazon Agreement

     In January 2000, the Company entered into two agreements with Amazon.com. Under the Co-Branding, Marketing and Distribution Agreement the company will be the exclusive provider of digital spoken audio (as defined) to Amazon.com. On January 24, 2001, the Company signed Amendment No.1 to its Co-Branding, Marketing, and Distribution Agreement with Amazon.com. Under the amendment, the annual fee for Year 3 of the agreement was reduced from $10,000,000 to $1,500,000 and an additional fee of $1,000,000 is payable in Year 2 of the agreement, making the total amount to be paid by the Company under the agreement $22,500,000. Also in connection with Amendment No.1, the Company issued 500,000 common stock warrants to Amazon.com at an exercise price of $1.50 per share, which are exercisable after January 31, 2002. The fair value of these warrants was determined in accordance with EITF Issue No. 96-18 and is being amortized as an expense on a straight-line basis over the remaining term of the agreement. During the years ended December 31, 2001, 2002 and 2003, $172,800, $172,800, and $14,400 was recorded as a marketing expense related to these warrants with the non-cash credit for services to additional paid-in capital.

     During the three-year term of this agreement, in consideration for certain services, Amazon was entitled to receive $22,500,000 (as amended) plus a specified percentage of revenue earned over a specified amount. Under a Securities Purchase Agreement, Amazon.com purchased 1,340,033 shares of common stock from the Company for $20,000,000. Under the two agreements, the consideration of $20,000,000 paid by Amazon for the purchase of the common stock and the Company’s obligation for the annual fee for the first two years per the original Co-Branding, Marketing, and Distribution Agreement, were offset and no cash was exchanged. Accordingly, $20,000,000 was recorded as deferred services, a component of stockholders’ equity, and was being amortized over the first two years of the agreement on a straight-line basis. Prior to Amendment No. 1, through January 2001, $10,000,000 had been amortized as a marketing expense related to the initial $20,000,000 of deferred services. Subsequent to Amendment No. 1, the unamortized payment for year 2 of $10,000,000 plus the additional $2,500,000 in payments required under the amendment, or $12,500,000, was being amortized on a straight-line basis over the remaining term of the agreement of 24 months. During the years ended December 31, 2001, 2002 and 2003, $5,416,667, $5,000,000 and $416,667, respectively, was recorded as a marketing expense, with the non-cash credit to deferred services. During the years ended December 31, 2001, 2002 and 2003, $1,145,833, $1,250,000, and $104,167, respectively, was recorded as a marketing expense representing the straight-line amortization of the cash portion of payments due under this agreement.

     Prior to the agreement reached with Amazon.com in August 2003, a total of $1,500,000 in cash obligations, which was payable in four installments of $375,000 each, due on January 30, April 30, July 31, and October 30, 2002, respectively, remained unpaid. As of December 31, 2002, $1,395,500 had been accrued based on the straight-line amortization and was included in Accrued Expenses on the accompanying December 31, 2002 Balance Sheet. Under an agreement reached with Amazon.com in August 2003, the Company was released from this $1,500,000 cash obligation. This release of the $1,500,000 obligation was recorded as an addition to paid-in-capital on the accompanying 2003 Statement of Stockholders’ Equity (Deficit). Beginning August 6, 2003, the Company pays Amazon a percentage of revenue they earn from customers acquired as a result of Amazon.com directing them to www.audible.com.

(14) Random House, Inc. Agreement

     On May 5, 2000, Audible and Random House entered into a 50-month Co-Publishing, Marketing, and Distribution Agreement to form a strategic alliance to establish Random House Audible, a publishing imprint, as defined in the agreement, to produce spoken word content specifically suited for digital distribution. All titles published by the imprint will be distributed exclusively on the Internet by Audible. As part of this alliance, Random House, through its Random House Ventures, LLC subsidiary, purchased 169,780 shares of Audible common stock from the Company for $1,000,000. Over the term of the agreement Audible was to contribute towards the funding of the acquisition and creation of digital audio titles through Random House Audible. On March 26, 2002, the agreement was amended to waive the cash payment due to Random House in 2002 of $1,250,000, thereby reducing the total payments due under the agreement from $4,000,000 to $2,750,000. In exchange for this waiver, under the amendment the Company agreed to issue 1,250,000 shares of Series B Convertible Preferred Stock. Through December 31, 2001, $1,250,000 of the $2,750,000 obligation had been paid, with the remaining amount of $1,500,000 due in 2003 and 2004. On February 10, 2003 the agreement was further amended so that Audible was no longer required to pay the $1,500,000 imprint fees that were due in 2003 and 2004. In exchange for this amendment, Random House no longer has title output requirements to contribute to the imprint and the Company no longer participates in the profit from hard copy sales of products produced under the agreement. At

AUDIBLE, INC.

     NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(14) Random House, Inc. Agreement (Continued)

     December 31, 2002, approximately $135,000 of this payment had been expensed and is included in Accrued Expenses in the accompanying December 31, 2002 Balance Sheet. This accrual was reversed in the first quarter of 2003.

     During the years ended December 31, 2001, 2002, and 2003, $960,000, $922,497 and a credit of $134,997, respectively was recorded as a cost of content and services revenue related to this agreement. Under the agreement Random House was granted a warrant to purchase 878,333 shares of Audible common stock at various exercise prices that vest over the term of the agreement. The fair value of these warrants is being amortized as an expense on a straight-line basis over the 50-month term of the agreement, and most of the warrants are accounted for using variable plan accounting and compensation costs vary each accounting period until the measurement date. During the years ended December 31, 2001, 2002, and 2003 $603,496, $448,336 and $680,728 respectively, was recorded as a cost of content and services revenue related to these warrants with the non-cash credit for services to additional paid-in capital.

(15) Streamlining Initiative

     On July 23, 2001, the Company announced a streamlining initiative. Under this initiative, 33 staff positions were eliminated including the resignation of the Company’s CEO. The Company incurred a charge of $181,939 in the third quarter of 2001, primarily related to severance costs, included in general and administrative expense on the accompanying statement of operations for the year ended December 31, 2001. All amounts related to the streamlining initiative had been paid as of December 31, 2001.

(16) Amendment to Certificate of Incorporation

     On March 12, 2002, stockholders of Audible approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 shares to 75,000,000 shares. On September 25, 2003, stockholders of Audible approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares on common stock from 75,000,000 shares to 120,000,000 shares.

(17) Supplemental Disclosure of Cash Flow Information

     The following supplemental information relates to the Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003:

     No income tax payments have been made in 2001, 2002 or 2003. Total cash paid for interest expense for the year ended December 31, 2001, was $9,722. There were no cash interest payments in 2002 or 2003.

     Non-cash operating activities which occurred in the years ended December 31, 2001, 2002, and 2003, included:

     —Content revenue exchanged for advertising (barter transactions) $1,285,048, $0, and $0, respectively. Of the $1,285,048 in barter revenue in 2001, $1,071,260 of barter advertising had been expensed in 2001, and the balance of $213,788 was expensed in 2002.

     Non-cash investing and financing activities which occurred in the years ended December 31, 2001, 2002 and 2003 included:

     —Purchase of treasury stock at cost through reductions in notes receivable in the amount of $31,162 for the year ended December 31, 2001. There were no purchases of treasury stock in 2002 and 2003.

     —Issuance of 42,250 shares of common stock upon the cashless exercise of common stock warrants for the year ended December 31, 2003. There were no shares issued upon the cashless exercise of warrants in 2002 or 2003.

     —Payment of dividends on convertible preferred stock in the form of issuance of preferred shares; $318,904, $1,971,075, and $737,398, respectively.

     —Payment of accrued dividends upon conversion of convertible preferred stock in the form of issuance of common shares was $871,308 in the year ended December 31, 2003.

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(17) Supplemental Disclosure of Cash Flow Information (Continued)

      — The Company received 12,500 shares of Audible common stock with a fair value at the date of the transaction of $4,750 in partial payment of a note receivable due from a shareholder-employee during the year ended December 31, 2002.

      — The Company issued 1,250,000 shares of Series B Convertible Preferred Stock in connection with an amendment to its agreement with Random House in exchange for a reduction of $1,250,000 in payments due under the agreement in the year ended December 31, 2002.

(18) Customer Concentration

      During the year ended December 31, 2001, barter bulk content sales to Real Networks, Inc. accounted for 11% of our total revenue in 2001. As of December 31, 2002 and 2003, there were no customers who accounted for more than 10% of our total revenue.

(19) Special Situation Funds Investment

     On February 15, 2002, Special Situations Funds purchased 4,069,768 shares of common stock for $3,500,000 at a per share price of $0.86. Net proceeds received by the Company were $3,159,000 after deducting direct costs of $331,000 in finders fees and $10,000 in legal fees. In connection with this transaction, the Company issued warrants to purchase an additional 1,220,930 shares of common stock. The warrants are exercisable at a price of $1.15 per share anytime prior to the fifth anniversary of the issue date. As a result of the issuance of the Series C Preferred Stock at a conversion price of $0.54, the exercise price of the Special Situation Funds warrants was adjusted down to $1.01 per share in accordance with the original terms. The Company had the right to demand the warrant holder exercise its rights in the event that the closing bid price of a share of the Company’s common stock exceeds $2.30 for twenty consecutive trading sessions.

     On November 26, 2003, as a result of the price of the Company’s common stock exceeding $2.30 for twenty consecutive trading sessions, the Company called these warrants. Special Situations Fund exercised all 1,220,930 outstanding warrants and on December 2, 2003 paid the Company $1,233,139 in exchange for the issuance of 1,220,930 shares of common stock.

(20) Subsequent Events

     On February 6, 2004, Apax Partners converted all of its Series A Preferred Stock and accrued dividends into common stock. The Series A conversion was the result of a negotiated agreement with the Company, where the Company issued 3,500,000 shares and 1,000,000 warrants to purchase common stock to Apax Partners. Of the common shares issued, 1,169,590 were issued as dividends due at the date of conversion, and 2,330,410 shares and 1,000,000 warrants were issued as an inducement to Apax Partners to immediately convert its Series A Preferred shares. The 1,000,000 warrants are exercisable at $7.00 per share and expire on February 5, 2011. The fair value of the 2,330,410 shares of common stock and the 1,000,000 warrants of approximately $9,873,000 will be expensed in the first quarter of 2004. The dividend charge for the 2004 period during which the Series A stock was outstanding will be approximately $614,000. In addition, on February 6, 2004 at the request of Random House, the Series B Preferred Stock was converted into 1,250,000 shares of common stock in accordance with the original terms of conversion (see note 4.)

AUDIBLE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002, AND 2003 (Continued)

(21) Quarterly Results (UNAUDITED)

     The following tables contain select unaudited quarterly financial data for each quarter of 2002 and 2003. The presentation of this information reflects the reclassification of certain operating expenses as described in note 2. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	YEAR ENDED DECEMBER 31, 2002

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Revenue, net	$2,547,738	$2,742,805	$3,287,307	$3,791,689
Cost of content and services revenue	951,749	1,138,374	1,458,521	1,355,601
Cost of hardware revenue	663,928	784,624	604,644	664,346
Operations	950,694	835,250	964,057	992,712
Technology and development	1,179,666	1,251,963	1,379,163	1,187,068
Marketing	2,764,130	2,942,080	2,698,272	2,703,499
General and administrative	663,417	529,489	729,340	563,188
Total operating expenses	7,173,584	7,481,780	7,833,997	7,466,414
Loss before state income tax benefit	(4,596,040)	(4,709,516)	(4,529,556)	(3,665,966)
Net loss	(4,596,040)	(4,709,516)	(4,529,556)	(3,352,386)
Accrued dividends on redeemable preferred stock	(326,945)	(333,802)	(354,195)	(350,778)
Net loss applicable to common shareholders	$(4,922,985)	$(5,043,318)	$(4,883,751)	$(3,703,164)
Basic and diluted loss per common share	$(0.17)	$(0.16)	$(0.16)	$(0.12)
Weighted average common shares outstanding	29,140,383	30,951,144	30,947,340	30,969,079

	YEAR ENDED DECEMBER 31, 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Revenue, net	$4,109,022	$4,426,719	$4,962,582	$5,826,155
Cost of content and services revenue	965,629	1,137,954	1,331,162	1,884,174
Cost of hardware revenue	548,304	512,508	444,544	579,898
Operations	973,850	912,476	960,695	996,290
Technology and development	1,251,973	1,188,460	1,198,418	1,145,797
Marketing	1,463,064	1,095,215	1,038,313	898,110
General and administrative	709,875	497,213	867,025	558,918
Total operating expenses	5,912,695	5,343,826	5,840,157	6,063,187
Loss before state income tax benefit	(1,797,758)	(913,010)	(872,404)	(226,764)
Net (loss) income	(1,797,758)	(913,010)	(872,404)	23,644
Accrued dividends on redeemable preferred stock	(363,649)	(376,982)	(454,197)	(4,462,066)
Preferred stock discount	—	—	(1,444,444)	—
Net loss applicable to common shareholders	$(2,161,407)	$(1,289,992)	$(2,771,045)	$(4,438,422)
Basic and diluted loss per common share	$(0.07)	$(0.04)	$(0.09)	$(0.13)
Weighted average common shares
	30,997,944	30,997,944	31,023,059	33,044,472
outstanding

PROSPECTUS

$ 125,000,000

COMMON STOCK

     We may offer the common stock described in this prospectus at prices and on terms to be determined at or prior to the time of sale. In addition, certain selling stockholders listed in this prospectus and identified in supplements to this prospectus may offer and sell up to 3,725,000 shares of common stock under this prospectus at prices and on terms to be determined at or prior to the time of sale. We will not receive any of the proceeds from any sale of shares by the selling stockholders.

     This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide specific information about any offerings of our common stock in supplements to this prospectus. We encourage you to read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

     Our common stock is traded on the Nasdaq Small Cap Market under the symbol “ADBL.” On October 6, 2004, the closing price of one share of our common stock was $17.83.

     Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 20, 2004.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, we and the selling stockholders referred to in this prospectus and identified in supplements to this prospectus may from time to time sell the common stock described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $125,000,000, of which the selling stockholders may sell up to 3,725,000 shares of our common. Each time we or the selling stockholders sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the common stock will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in that prospectus supplement. We encourage you to read this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

     The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and our common stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

     When acquiring any common stock discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Audible,” “we,” “us,” “our,” or similar references mean Audible, Inc.

OUR BUSINESS

     We are the leading provider of digitally delivered spoken word audio on the Web. We specialize in the spoken word, selling membership-based spoken audio content, such as audio versions of books, newspapers, magazines, original productions, and public radio subscriptions. Consumers shop, purchase, and download audio content from www.audible.com® directly to personal computers for listening in a variety of ways. Most of our customers download audio to their PCs and Macs and then transfer the audio to MP3 players, personal digital assistants (PDAs), or “smart” wireless telephones for mobile listening. Others “burn” the content to audio CDs for playback on CD players. Others simply listen at their computers or though a digital home entertainment network. Audible.com® is also the Apple iTunes Music Store’s exclusive provider of spoken word products for downloading or streaming via the Web and Amazon.com’s pre-eminent provider of spoken word content for digital distribution.

     We offer customers the opportunity to join AudibleListener®, a monthly membership service. For a fixed monthly fee, AudibleListener customers may download a specific number of titles of their choice from our Web site. Customers may also purchase individual titles, as well as subscribe to one of our 42 daily, weekly, or monthly subscription products. Customers can select from more than 54,000 hours of audio content, much of which is available in digital audio format only at www.audible.com. The selection of audio in our store ranges from more than 6,500 best-selling and classic audiobooks, to audio editions of national periodicals such as The Wall Street Journal, Forbes, and Scientific American. Language instruction, personal development, stand-up comedy, children’s audio, and historic speeches & readings, along with fiction, business, mystery, and romance are among the 145 categories of listening available to our customers.

     At audible.com, customers who commit to 12 months of the AudibleListener service receive a free MP3 player. We provide an MP3 player to the customer as an incentive to join the AudibleListener program. Several manufacturers, including Apple Computer, Creative Labs, palmOne, Hewlett-Packard, Kenwood, PhatNoise, Rio Audio, Samsung, and Toshiba support and promote the enjoyment of our audio on all or some of their MP3 players, PDAs or cellular telephones. Manufacturers support us by including our AudibleReady software on their devices and may also include audio samples on the device, as well as insert marketing brochures in the device box. Our manufacturing partners may also provide point-of-purchase sales support, after-market promotions, and Web-based and e-mail customer outreach. We work with original equipment manufacturers (OEMs) of mobile audio devices, original design manufacturers (ODMs), and integrated circuit vendor (ICV) partners to simply and rapidly adopt Audible’s technology for use in manufactured devices.

     Since launching the service in 1997, over 420,000 customers in 120 countries have purchased content at audible.com, and thousands more have purchased our content at the Apple iTunes music store. We acquire new customers through a variety of marketing methods, including e-mail, targeted Web advertising, paid search, word-of-mouth, marketing partnerships with device manufacturers and retailers and targeted radio advertising. Beyond leveraging our first-to-market technology in the English language, we have recently announced our plans to launch Audible services in France and Germany later in 2004.

     The market for the Audible® service results from the increasing usage of the Internet, the growth of hand-held electronic devices that have digital audio capabilities, and the increasing number of hours commuters spend in traffic when they cannot read or look at a computer screen. In contrast to traditional radio broadcasts or satellite radio, the Audible service offers customers access to content of their choice and the ability to listen to what they want, when and where they want – whether commuting, exercising, relaxing, or sitting at their personal computers. Unlike traditional and online bookstores, which are subject to physical inventory constraints and shipping delays, we provide a selection that is readily available in digital format that can be quickly delivered over the Internet directly to our customers.

     We provide new sources of revenue for publishers of books, newspapers, magazines, newsletters, radio shows, professional journals and business information. In addition, our service provides companies that distribute or promote our service with a wide selection of digital audio content to offer to their customers.

     We were incorporated in Delaware in November 1995. Our principal executive offices are located at 65 Willowbrook Boulevard, Wayne, New Jersey 07470, and our telephone number is (973) 837-2700. Our Web site is accessible at www.audible.com. Information on our website does not constitute part of this prospectus.

     Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” below and “Incorporation of Documents by Reference” below.

FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Risk Factors” and elsewhere in any accompanying prospectus supplement.

     We caution that the factors described in this prospectus and in any accompanying prospectus supplement could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

     The prospectus supplement applicable to the common stock we offer will contain a discussion of risks applicable to an investment in us and our common stock that we are offering under that prospectus supplement. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed below and under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

We have a limited operating history with which you can evaluate our business and our future prospects.
Our limited operating history and limited number of customers makes predicting our future operating results difficult. From the time we were incorporated in November 1995 until September 1997, we generated no revenue while we developed our secure delivery system and a prototype audio playback device, created our audi-ble.com Web site and established relationships with providers of audio content. Although we began earning limited revenue in October 1997, we have continued to focus our resources on refining and enhancing our Web site, playback and management software, in expanding our content selections, and developing relationships with manufacturers of digital audio players. We have limited history of selling content and content subscription services to users of portable electronic devices manufactured by other parties. We expect to spend resources on growing our customer base and expanding our service and promoting our brand name.

We have limited revenue, we have a history of losses, we may not be profitable in the future, and we may need additional financing, which may not be available to us.
We had total revenue of approximately $9,071,000, $12,370,000, and $19,324,000 in 2001, 2002 and 2003, respectively. This limited revenue makes it difficult to predict our future quarterly results, and our revenue and operating results can vary significantly quarter to quarter. Our revenue is dependent on the availability and sales of AudibleReady players by third-party manufacturers. We had content and services revenue of approximately $7,462,000, $11,288,000, and $18,594,000 in 2001, 2002 and 2003, respectively. Bulk content sales of $1,435,000 were recognized in 2001 and of this amount $1,285,000 related to barter arrangements; there is no assurance that we will be able to sell bulk content in the future. We had operating expenses of approximately $36,633,000, $29,956,000, and $23,160,000 in 2001, 2002, and 2003, respectively. Because most of our expenses, such as employee compensation and rent, are relatively fixed in the short term, we may be unable to significantly adjust our spending to compensate for unexpected revenue shortfalls. Based on our currently proposed business plans and related assumptions, we believe that our cash and cash equivalents balance as of June 30, 2004, will enable us to meet our anticipated cash requirements for operations and capital expenditures for the foreseeable future. However, there can be no assurance that additional financing will be available to us when needed, if at all. This would likely affect the market price of our common stock in a manner which, may be unrelated to our long-term operating performance. As of June 30, 2004, we have incurred net operating losses of approximately $131,791,000 since inception.

Our common stock has been relatively thinly traded and we cannot predict the extent to which a trading market will develop, which may adversely affect our share price.
Our common stock trades on the Nasdaq Small Cap Market. Our common stock is thinly traded compared to larger more widely known companies in our industry. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for the common stock will develop or be sustained in the future.

We are working to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.
Beginning with the year ending December 31, 2004, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 10-K, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting and on the operating effectiveness of our internal control over financial reporting.

In order to achieve compliance with Section 404 within the prescribed period, management has formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal control over financial reporting, remediate any control deficiencies that have been identified, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We may not, however, be able to complete in a timely manner the work necessary for our management to issue its management report and may not be able to report that our internal control over financial reporting is effective. In addition, we can give no assurance that our independent auditors will be able to issue unqualified attestation reports on management’s assessment or the operating effectiveness of our internal control over financial reporting.

We must retain a significant portion of our AudibleListener customers, or our revenue will be affected adversely.
Our AudibleListener service is a major source of our revenue. If too many AudibleListener customers cancel their membership, our revenue will suffer. The funds we spend on marketing to acquire new customers reflect assumptions about how many customers we can acquire and how long they will remain customers. If our actual experience falls short of our assumptions, our revenue will be materially affected.

The market for our service is uncertain and consumers may not be willing to use the Internet to purchase spoken audio content, which could harm our business.
There can be no assurance that our current business strategy will enable us to sustain profitable operations. Downloading of audio content from the Internet is a relatively new method of distribution and its growth and market acceptance is highly uncertain. Our success will depend in large part on more widespread consumer willingness to purchase and download spoken audio content over the Internet. Purchasing this content over the Internet involves changing purchasing habits, and if consumers are not willing to purchase and download this content over the Internet, our revenue will be limited, and our business will be materially adversely affected. We believe that acceptance of this method of distribution may be subject to network capacity constraints, hardware limitations, company computer security policies, the ability to change user habits, and the quality of the audio content delivered Our revenue from the sales of Audible content at the Apple iTunes Music store is dependent upon a continuing relationship with Apple Corp.

We may not be able to license or produce sufficiently compelling audio content to attract and retain customers and grow our revenue.
If we are unable to obtain licenses from the creators and publishers of content to have that content available on our Web site on terms acceptable to us, or if a significant number of content providers terminate their agreements with us, we would have less content available for our customers, which would limit our revenue growth and materially adversely affect our financial performance. Our future success depends upon our ability to accumulate and deliver premium spoken audio content over the Internet. Although we currently collaborate with the publishers of periodicals and other branded print materials to convert their written material into original spoken audio content, the majority of our content originates from producers of audiobooks, radio broadcasts, and other forms of spoken audio content. Although many of our agreements with content providers are for terms of one to five years, our content providers may choose not to renew their agreements with us or may terminate their agreements early if we do not fulfill our contractual obligations. We cannot be certain that our content providers will enter into new agreements with us on the same or similar terms as those currently in effect, or that additional content providers will enter into agreements on terms acceptable to us.

Manufacturers of electronic devices may not manufacture, make available, or sell a sufficient number of products suitable for our service, which would limit our revenue growth.
If manufacturers of electronic devices do not manufacture, make available, or sell a sufficient number of players promoted as AudibleReady, or if these players do not achieve sufficient market acceptance, we will not be able to grow revenue, and our business will be materially adversely affected. Manufacturers of electronic devices have experienced delays in their delivery schedule of their digital players due to parts shortages and other factors. Although the content we sell can be played on personal computers, we believe that a key to our future success is the ability to playback this content on hand-held electronic devices that have digital audio capabilities. We depend in large measure on manufacturers, such as Apple Computer, Creative Labs, palmOne, Hewlett-Packard, Rio Audio, and Samsung to develop and sell their own products and promote them as AudibleReady.

We must establish, maintain, and strengthen our brand names, trademarks, and service marks in to acquire customers and generate revenue, or our business will be harmed.
If we fail to promote and maintain our brand names, our business, operating results, and financial condition could be materially adversely affected. We believe that building awareness of the “Audible,” “Audible.com,” “AudibleComedy,” “Audible Hear There and Everywhere,” “AudibleListener,” “AudibleManager,”

“AudibleOriginals,” “AudibleReady,” and “Click.Hear” brand names is critical to achieving widespread acceptance of our service by customers, content providers, device manufacturers, and marketing and distribution companies with which we have business relationships. To promote our brands, we will need to increase our marketing expenditures. We have applied for registration in the United States of several of our trademark and service marks, including but not limited to “Audible Entertainment Network,” “AudibleMusic,” “AudibleErotica,” and “Who You Gonna Listen To.” We cannot assure you that these trademarks and service marks will be granted.

Increasing availability of digital audio technologies may increase competition and reduce our gross margins, market share, and profitability.
If we do not continue to enhance our service and adapt to new technology, we will not be able to compete with new and existing distributors of spoken audio. As a result, we may lose market share and our business would be materially adversely affected. The market for the Audible service is rapidly evolving and intensely competitive. We expect competition to intensify as advances in and standardization of digital audio distribution, download, security, management, and playback technologies reduce the cost of starting a digital audio delivery system or a service that gathers audio content. To remain competitive, we must continue to license or develop technology internally that will enhance the features of the Audible service, our software that manages the downloading and playback of audio content, our ability to compress audio files for downloading and storage, and our security and playback technologies. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share – any of which could materially adversely affect our financial performance.

Our industry is highly competitive and we cannot assure you that we will be able to compete effectively, which would harm our business.
We face competition in all aspects of our business and we cannot assure you that we will be able to compete effectively. We compete for consumers of audio content with other Internet-based audio distributors and distributors of audio on cassette tape or compact disc. We compete with others for relationships with manufacturers of electronic devices with audio playback capabilities. The business of providing content over the Internet is experiencing rapid growth and is characterized by rapid technological changes, changes in consumer habits and preferences, and the emergence of new and established companies. We compete with (1) traditional and online retail stores, catalogs, clubs, and libraries that sell, rent, or loan audiobooks on cassette tape or compact disc, such as Audio Book Club, Borders, Barnes & Noble, and Recorded Books, (2) Web sites that offer streaming access to spoken audio content using tools such as the RealPlayer or Windows Media Player, (3) other companies offering services similar to ours, such as Media Bay or AudioFeast and (4) online and Internet portal companies such as America Online, Inc., Yahoo! Inc., and Microsoft Network, with the potential to offer audio content. Many of these companies have financial, technological, promotional, and other resources that are much greater than those available to us and could use or adapt their current technology, or could purchase technology, to provide a service directly competitive with the Audible service.

Capacity constraints and failures, delays, or overloads could interrupt our service and reduce the attractiveness of our service to existing or potential customers.
Any capacity constraints or sustained failure or delay in using our Web site could reduce the attractiveness of the Audible service to consumers, which would materially adversely affect our financial performance. Our success depends on our ability to electronically, efficiently, and with few interruptions or delays distribute spoken audio content through our Web site to a large number of customers. Accordingly, the performance, reliability, and availability of our Web site, our transaction processing systems and our network infrastructure are critical to our operating results. We have experienced periodic systems interruptions including planned system maintenance, hardware and software failures triggered by high traffic levels, and network failure in the Internet and our Internet service providers. We believe the complexities of our software and hardware and the potential instability of the Internet due to rapid user growth mean that periodic interruptions to our service are likely to continue. A significant increase in visitors to our Web site or simultaneous download requests could strain the capacity of our Web site, software, hardware, and telecommunications systems, which could lead to slower response times or system failures. These interruptions may make it difficult to download audio content from our Web site in a timely manner.

We could be liable for substantial damages if there is unauthorized duplication of the content we sell, which would adversely affect our business.
We believe that we are able to license premium audio content in part because our service has been designed to reduce the risk of unauthorized duplication and playback of audio files. If these security measures fail, our con-

tent may be vulnerable to unauthorized duplication playback. If others duplicate the content we provide without authorization, content providers may terminate their agreements with us and hold us liable for substantial damages. Although we maintain general liability insurance, including insurance for errors or omissions, we cannot assure you that the amount of coverage will be adequate to compensate us for these losses. Security breaches might also discourage other content providers from entering into agreements with us. We may be required to expend substantial money and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

We do not have a comprehensive disaster recovery plan and we have limited back-up systems, and a disaster could severely damage our operations and could result in loss of customers.
If our computer systems are damaged or interrupted by a disaster for an extended period of time, our business, results of operations, and financial condition would be materially adversely affected. We do not have a comprehensive disaster recovery plan in effect and do not have fully redundant systems for the Audible service at an alternate site. Our operations depend upon our ability to maintain and protect our computer systems – all of which are located in our headquarters and at a third party offsite hosting facility. Although we maintain insurance against general business interruptions, we cannot assure you that the amount of coverage will be adequate to compensate us for our losses.

Problems associated with the Internet could discourage use of Internet-based services like ours and adversely affect our business.
If the Internet fails to develop or develops more slowly than we expect as a commercial medium, our business may also grow more slowly than we anticipate, if at all. Our success will depend in large part on increasing use of the Internet. There are critical issues concerning the commercial use of the Internet which we expect to affect the development of the market for the Audible service, including:

  Secure transmission of customer credit card numbers and other confidential information

  Reliability and availability of Internet service providers

  Cost of access to the Internet

  Availability of sufficient network capacity

  Ability to download audio content through computer security measures employed by businesses

The loss of key employees could jeopardize our growth prospects.
The loss of the services of any of our executive officers or other key employees could materially adversely affect our business. Our future success depends on the continued service and performance of our senior management and other key personnel, particularly Donald R. Katz, our Chairman and CEO. We do maintain a $2.5 million key-man life insurance policy on Mr. Katz. We do not have employment agreements with any of our executive officers or other key employees.

Our inability to hire new employees may hurt our growth prospects.
The failure to hire new personnel could damage our ability to grow and expand our business. Our future success depends on our ability to attract, hire, and retain highly skilled technical, managerial, editorial, marketing, and customer service personnel, and competition for these individuals is intense.

We may not be able to protect our intellectual property, which could jeopardize our competitive position.
If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. The steps we have taken may be inadequate to protect our technology and other intellectual property. Our competitors may learn or discover our trade secrets or may independently develop technologies that are substantially equivalent or superior to ours. We rely on a combination of patents, licenses, confidentiality agreements, and other contracts to establish and protect our technology and other intellectual property rights. We also rely on unpatented trade secrets and know-how to maintain our competitive position. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and the diversion of our management and technical resources, which would harm our business.

Other companies may claim that we infringe their copyrights or patents, which could subject us to substantial damages.
If the Audible service violates the proprietary rights of others, we may be required to redesign our software, and re-encode the Audible content, or seek to obtain licenses from others to continue offering the Audible service without substantial redesign and such efforts may not be successful. We do not conduct comprehensive patent searches to determine whether our technology infringes patents held by others. In addition, software development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed with regard to similar technologies. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. A party making a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering the Audible service. Any of these events could have a material adverse effect on our business, operating results, and financial condition.

We could be sued for content that we distribute over the Internet, which could subject us to substantial damages.
A lawsuit based on the content we distribute could be expensive and damaging to our business. Our service involves delivering spoken audio content to our customers. As a distributor and publisher of content over the Internet, we may be liable for copyright, trademark infringement, unlawful duplication, negligence, defamation, indecency, and other claims based on the nature and content of the materials that we publish or distribute to customers. Although we generally require that our content providers indemnify us for liability based on their content (and we carry general liability insurance), the indemnity and the insurance may not cover claims of these types or may not be adequate to protect us from the full amount of the liability. If we are found liable in excess of the amount of indemnity or of our insurance coverage, we could be liable for substantial damages and our reputation and business may suffer.

Future government regulations may increase our cost of doing business on the Internet, which could adversely affect our cost structure.
Laws and regulations applicable to the Internet, covering issues such as user privacy, pricing, and copyrights are becoming more prevalent. The adoption or modification of laws or regulations relating to the Internet could force us to modify the Audible service in ways that could adversely affect our business.

We may become subject to sales and other taxes for direct sales over the Internet, which could affect our revenue growth.
Increased tax burden could make our service too expensive to be competitive. We do not currently collect sales or other similar taxes for download of content into states other than in New Jersey. Nevertheless, one or more local, state, or foreign jurisdictions may require that companies located in other states collect sales taxes when engaging in online commerce in those states. If we open facilities in other states, our sales into such states may be taxable. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our content, the increased cost to our customers could discourage them from purchasing our services, which would materially adversely affect our business.

Our charter and bylaws could discourage an acquisition of our company that would benefit our stockholders.

  Our board of directors, without stockholder approval, may issue Preferred stock on terms that they determine. This preferred stock could be issued quickly with terms that delay or prevent the change in control of our company or make removal of management more difficult. Also, the issuance of preferred stock may cause the market price of our common stock to decrease

  Our board of directors is “staggered” so that only a portion of its members are elected each year

  Only our board of directors, our chairman of the board, our president or stockholders holding a majority of our stock can call special stockholder meetings

  Special procedures must be followed in order for stockholders to present proposals at stockholder meetings

These provisions could have the effect of delaying, deterring, or preventing a change in the control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, or may otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect the market price of our common stock.

USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds of any securities sold by us for general corporate purposes and potential acquisitions. We will not receive any proceeds from the sale of shares of common stock by any selling stockholders.

DESCRIPTION OF COMMON STOCK

     This prospectus contains a summary of the common stock that we and the selling stockholders may offer. This summary is not meant to be a complete description of the common stock. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for the common stock. The following summary description of our common stock is based on the provisions of our amended and restated articles of incorporation and amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the provisions of our articles of incorporation and bylaws. For information on how to obtain copies of our certificate of incorporation and bylaws, see “Where You Can Find More Information.”

AUTHORIZED CAPITAL

     As of June 3, 2004, our amended and restated certificate of incorporation, as amended, provides that we have authority to issue the following capital stock: 40,000,000 shares of common stock, $.01 par value, of which 21,511,041 shares are issued and outstanding as of October 7, 2004; 10,000,000 shares of undesignated preferred stock, $.01 par value, none of which are outstanding.

COMMON STOCK

     Subject to the rights of the holders of any preferred stock that may be outstanding from time to time, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, to share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock. Our common stock is traded on The Nasdaq Small Cap Market under the symbol “ADBL.”

SELLING STOCKHOLDERS

     The following table sets forth the number of shares beneficially owned by each of the selling stockholders listed below as of September 30, 2004. None of the selling stockholders has committed to sell any shares under this prospectus. No estimate can be given as to the amount of our common stock that will be beneficially owned by any selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares of our common stock beneficially owned by them. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. The number of shares to be offered by the selling stockholders will be disclosed in a supplement to this prospectus.

	Shares Beneficially				Shares Beneficially
	Owned Prior to the				Owned After the
	Offering (1)				Offering (1)

				Shares Covered
				by this
Name	Number		Percent (2)	Prospectus	Number	Percent (2)

Apax Excelsior VI, LP	7,431,874	(3)	34.1%	2,392,601	5,039,273	23.1%
Apax Excelsior VI-A, C.V	607,074	(4)	2.8	195,440	411,634	1.9
Apax Excelsior VI-B, C.V.	404,423	(5)	1.9	130,199	274,224	1.3
Patricof Private Investment
Club III, LP	253,963	(6)	1.2	81,760	172,203	*
Random House, Inc.	416,667		1.9	125,000	291,667	1.4
Random House Ventures
LLC	981,366	(7)	4.5	300,000	681,366	3.1
Bertelsmann Multimedia,
Inc.	631,996		2.9	225,000	406,996	1.9
Donald R. Katz	807,037	(8)	3.7	150,000	657,037	3.0
Andrew Kaplan	363,624	(9)	1.7	125,000	238,624	1.1

Total	11,898,024			3,725,000	8,173,024

* Less than 1%

(1)	Beneficial ownership determined in accordance with the rules of the SEC and generally includes voting or investment with respect to securities.

(2)	The percentage of beneficial ownership is based on 21,511,041 shares of common stock outstanding as of September 30, 2004.

(3)	Includes 284,833 shares of common stock issuable upon exercise of warrants.

(4)	Includes 23,266 shares of common stock issuable upon exercise of warrants.

(5)	Includes 15,500 shares of common stock issuable upon exercise of warrants.

(6)	Includes 9,733 shares of common stock issuable upon exercise of warrants.

(7)	Includes 292,777 shares of common stock issuable upon exercise of warrants.

(8)	Includes 348,287 shares of common stock issuable upon exercise of options.

(9)	Includes 334,291 shares of common stock issuable upon exercise of options.

PLAN OF DISTRIBUTION

The securities may be sold from time to time in one or more transactions,

  directly to purchasers,

  through agents,

  to or through underwriters or dealers, or

  through a combination of these methods.

The securities may be distributed at,

  a fixed price or prices, which may be changed,

  market prices prevailing at the time of sale,

  prices related to the prevailing market prices, or

  negotiated prices.

GENERAL

     Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us or any selling shareholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

AGENTS

     We or any selling stockholders may designate agents to sell the securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment. We or any selling stockholders may also sell securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the securities.

UNDERWRITERS

     If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the securities to the public through an underwriting syndicate or through a single underwriter.

     Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

DEALERS

     We or any selling stockholders may sell the offered securities to dealers as principals. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale.

DIRECT SALES

     We or any selling stockholders may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

INSTITUTIONAL PURCHASERS

     We or any selling stockholders may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

     We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

INDEMNIFICATION; OTHER RELATIONSHIPS

     We or any selling shareholders may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

MARKET MAKING, STABILIZATION AND OTHER TRANSACTIONS

     Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

     Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is traded on The Nasdaq Small Cap Market and you may inspect the reports, proxy statements and other information we file with The Nasdaq stock market at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We will incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the securities is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

The following documents that we previously filed with the SEC are incorporated by reference:

      (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 30, 2004;

      (2) our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed on May 17, 2004;

      (3) our Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2004 filed on September 9, 2004;

      (4) our Proxy Statement dated May 4, 2004, relating to the 2004 Annual Meeting of Stockholders;

      (5) our Current Reports on Form 8-K filed on August 31, 2004 and September 20, 2004; and

      (6) the description of our common stock which is contained under the caption “Description of the Registrant’s Securities to be Registered” in our registration statement on Form 8-A filed with the SEC on June 28, 1999, and including any amendment or report filed for the purposes of updating such description.

     We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests for documents to Audible, Inc., 65 Willowbrook Boulevard, Wayne, NJ 07470, Attention: Investor Relations.

LEGAL MATTERS

The validity of the shares of common stock offered was passed upon for us by Piper Rudnick LLP.

EXPERTS

     The financial statements of Audible, Inc. as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

4,775,000 Shares

Audible, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

              , 2004

Citigroup

ThinkEquity Partners LLC

     Adams Harkness America’s Growth Capital

Kaufman Bros., L.P.

Merriman Curhan Ford & Co.